As filed with the Securities and Exchange Commission on September 15, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ACCO BRANDS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-2704017
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Tower Parkway
Lincolnshire, Illinois 60069
(847) 541-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Steven Rubin, Esq.
300 Tower Parkway
Lincolnshire, Illinois 60069
(847) 541-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John T. Blatchford, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500	John R. Sagan, Esq. Philip J. Niehoff, Esq. Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive, Suite 3200 Chicago, Illinois 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price	Registration Fee
Common Stock, $0.01 par value per share	4,066,400	$20.69	$84,133,816	$9,003

(1)	Includes associated preferred share purchase rights.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices ($20.90 and $20.48, respectively) for a share of common stock as reported on the New York Stock Exchange on September 12, 2006.

This prospectus relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2006

3,536,000 Shares

ACCO Brands Corporation

Common Stock

The shares of common stock are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from sales of common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ABD.” The last reported closing price on the New York Stock Exchange on September 14, 2006 was $20.50 per share.

The underwriters have an option to purchase a maximum of 530,400 additional shares from the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

		Underwriting	Proceeds
	Price to	Discounts and	to Selling
	Public	Commissions	Stockholders

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about          , 2006.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

BMO Capital Markets

The date of this prospectus is          , 2006.

OFFICE PRODUCTS Our portfolio of leading brands includes Swingline, Rexel, Wilson Jones, Quartet, and GBC, among others. COMPUTER PRODUCTS Our Kensington Computer Products Group designs a broad range of computer accessories from mice, trackballs and keyboards, to computer security devices and mobile accessories. COMMERCIAL PRODUCTS Under the GBC banner, we offer print finishing solutions for a range of printing applications, as well as high-speed and wide format lamination and a variety of commercial binding solutions. Personal organizers and time management planners are marketed under the Day-Timers brand name.

ACCO BRANDS

ACCO BRANDS CORPORATION

COMPUTER AND COMMERCIAL PRODUCTS

COMPUTER PRODUCTS

Kensington

FILMS AND DIGITAL PRINT FINISHING

GBC

DOCUMENT FINISHING

GBC

TIME MANAGEMENT

DAY-TIMER

COMPUTER AND COMMERCIAL PRODUCTS

OFFICE PRODUCTS

WORKSPACE TOOLS

Swingline
REXEL

DOCUMENT COMMUNICATION

GBC

VISUAL COMMUNICATION

Quartet®

STORAGE AND ORGANIZATION

wilson jones
REXEL

OFFICE PRODUCTS

As used in this prospectus, the terms “ACCO Brands,” “we,” “our,” and “us” refer to ACCO Brands Corporation (and its predecessor) and our consolidated subsidiaries, including GBC, unless the context indicates otherwise. The term “GBC” refers to General Binding Corporation, a Delaware corporation acquired by ACCO Brands in the merger described below under “History of Spin-off and Merger.” The term “Fortune Brands” refers to Fortune Brands, Inc., a Delaware corporation, and the former parent company of ACCO Brands prior to the spin-off. The term “ACCO World” refers to ACCO World Corporation, our predecessor company prior to its spin-off from Fortune Brands.

This prospectus includes our trademarks and other tradenames identified herein. All other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the information under “Risk Factors” and financial statements and related notes, appearing elsewhere in this prospectus. Because this is a summary, it may not contain all the information that is important to you. Our actual results could differ materially from those anticipated in certain forward-looking statements contained in this prospectus as a result of certain factors, including those set forth under “Risk Factors.”

Overview

We are one of the world’s largest suppliers of branded office products to select categories of the office products resale industry (excluding furniture, computers, printers and bulk paper). We design, develop, manufacture and market a wide variety of traditional and computer-related office products, supplies, binding and laminating equipment and consumable supplies, personal computer accessory products, paper-based time management products, presentation aids and label products. Through a focus on research, marketing and innovation, we seek to develop new products that meet the needs of our consumers and commercial end-users, which we believe will increase the premium product positioning of our brands. We compete through a balance of innovation, a low-cost operating model and an efficient supply chain. We sell our products primarily to markets located in North America, Europe and Australia. Approximately 83% of our $1.9 billion in pro forma 2005 net sales were derived from our commercial and consumer brands representing the number one or number two positions in the select markets in which we compete. Our brands include Swingline®, GBC®, Kensington®, Quartet®, Rexel®, Day-Timer®, and Wilson Jones®, among others.

The majority of our office products are used by businesses. Many of these end users purchase our products from our customers, which include commercial contract stationers, retail superstores, wholesalers, distributors, mail order catalogs, mass merchandisers, club stores and dealers. We also supply our products directly to commercial and industrial end-users and to the educational market. We typically target the premium-end of the product categories in which we compete, which is characterized by high brand and product equity, high customer loyalty and premium pricing. The profitability of our leading premium brands and the scale of our business operations enable us to invest in product innovations and drive market share growth across our product categories. In addition, the expertise we use to satisfy the exacting technical specifications of our demanding industrial and commercial customers is in many instances the basis for expanding our products and innovations to consumer products.

Acquisition and Integration of GBC

We were spun off from Fortune Brands, Inc. on August 16, 2005, and acquired General Binding Corporation on August 17, 2005. The acquisition significantly expanded our size and scale, increasing pro forma 2004 revenues over historically reported 2004 revenues by more than 60%, and strengthened our presence across our principal geographic markets.

We have identified approximately $40 million in expected annual cost synergies once the integration of GBC is completed. We expect these synergies to result from our shared operating expense platform of distribution, information technology, certain marketing and sales functions and other administrative services. We also expect synergies from the rationalization of product offerings and our emphasis on improvements in supply chain and other operating efficiencies. Since our acquisition of GBC, we have announced 21 facility closures and consolidations and have combined our office products sales forces. These actions are expected to account for approximately 85% of the targeted cost synergies. Our current senior management team is experienced in improving operating efficiencies, having led the former ACCO World in a turnaround from 2001 through the first half of 2005. During this time, we improved operating margins from (7)% in 2001 to 11% for the twelve-month period ended June 25, 2005. Restructuring and restructuring-related charges, including the write down of certain intangibles, negatively impacted the operating margins by 10% and 1% for 2001 and the twelve-month period ended June 25, 2005, respectively. In addition to the targeted cost savings, we believe that our focus on premium brands, our ability to innovate and rejuvenate existing brands and the complementary nature of the brand and product portfolios of the combined companies will all contribute to increased top-line growth.

Industry Overview

The office products industry in our principal markets is a mature industry comprised of a broad range of supplies, equipment and furniture that are commonly found in a typical office setting, as well as in schools and homes. We estimate that the office products industry in North America, Europe and Australia is approximately $100 billion annually. Based on our estimates, we believe that the portion of this market in which we compete (including supplies, computer accessories and binding and laminating equipment) is approximately $15 billion annually. Historically, demand for office products in the United States has closely tracked trends in white-collar employment levels, gross domestic product (GDP) and, more recently, the growth of small businesses and home offices. We believe that demand in our addressable market generally is driven by the same factors as those affecting the broader office products industry.

The industry is also characterized by the emergence of office products channel consolidators, such as Office Depot, Staples and OfficeMax, which distribute products to their customers through multiple distribution channels (e.g., contract stationer, retail, mail order and Internet). The rapid growth of these chains, which represent some of our largest customers, has contributed to increased consumer awareness of office products and has improved the negotiating power of these chains with suppliers. Additionally, these large chains and other companies increasingly seek to source and sell products under their own private label brands. Private label products typically emerge in lower to middle price point items or in commodity-type categories. In contrast, we believe that higher priced, innovative premium brands are more likely to be driven by one or two recognized national brands and by large premium brand suppliers. Although private label office products typically target a different end of the market as compared to premium office products, private label office products remain largely dependent on premium office products to increase consumer awareness of the entire product category, making premium office products suppliers even more important to these large chains and other private label retailers. Pricing and demand levels for office products have also reflected a substantial consolidation within global resellers of office products. As the office products industry continues to consolidate, it becomes increasingly important for office products suppliers to have sufficient scale in a category (often requiring wider geographic presence) to invest in product innovation and marketing that can provide a consumer trade-up strategy and a price umbrella for customer private label strategies.

Our Products

Our products include a wide range of familiar consumer brands that are used every day in the office, in the classroom and at home. In order to address the diverse consumer needs of the different markets in which we sell our products, our business is organized around four segments: Office Products Group, Computer Products Group, Commercial — Industrial and Print Finishing Group, and Other Commercial.

Office Products Group (67% of 2005 pro forma net sales).  Our Office Products Group manufactures, sources and sells traditional office products and supplies worldwide. The group is organized around four categories of office products — “workspace tools,” “document communication,” “visual communication,” and “storage and organization” — each with its own separate business unit that allows us the flexibility to focus on the distinct consumer needs of each office product category. We sell our office products to commercial contract stationers, office products superstores, wholesalers, distributors, mail order catalogs, mass merchandisers, club stores and independent dealers. The majority of sales by our customers are to business end-users, which generally seek premium office products that have added value or ease of use features and a reputation for reliability, performance and professional appearance. Representative products that we sell in each category and the principal brand names under which we sell our products in each category are as follows:

Workspace Tools
(Brands: Swingline, Rexel and GBC)

• staplers and staples

• punches

• shredders

• trimmers

• calculators
Document Communication
(Brands: GBC, Rexel, Ibico® and Wilson Jones)

• binding equipment and supplies

• laminating equipment and supplies

• report covers

• indexes

Visual Communication
(Brands: Quartet, NOBO® and Apollo®)

• dry-erase boards

• dry-erase markers

• easels

• bulletin boards

• overhead projectors

• transparencies

• laser pointers

• screens
Storage and Organization
(Brands: Wilson Jones, Rexel, Eastlight®,
Marbig® and Dox®)

• ring binders

• sheet protectors

• data binders

• labels

• hanging file folders

• clips

• fasteners

We are a global leader in the stapling and punching, binding and laminating equipment and supplies, and visual communication categories, and a strong regional leader in storage and organization. In North America, Europe and Australia, our office products are sold by our in-house sales forces and independent representatives, and outside of these regions through distributors.

Computer Products Group (11% of 2005 pro forma net sales).  We supply products aimed at mobile computer users, which represents a niche market in the computer products segment. Our Computer Products Group designs, sources and distributes accessory products for personal computers and mobile devices worldwide principally under the Kensington brand name. Our Computer Products Group markets to consumer electronic retailers, information technology value added resellers, original equipment manufacturers (including Dell and Lenovo), mass merchandisers and office products retailers. We have a strong market share position in the mobile computer physical security and accessories category, with products such as:

•	security locks and power adapters for laptop computers;

•	input devices, such as wireless mice and keyboards;

•	computer cases;

•	accessories for Apple® iPod® products; and

•	other computer accessories.

In North America, Europe and Australia, our products are sold by our in-house sales forces and independent representatives, and outside of these regions through distributors.

Commercial — Industrial Print Finishing Group (9% of 2005 pro forma net sales).  The Industrial and Print Finishing Group, or IPFG, targets book publishers together with “print-for-pay” and other print finishing customers that use our professional grade finishing equipment and supplies. IPFG’s primary products include:

•	thermal and pressure-sensitive laminating films;

•	mid-range and commercial high-speed laminators;

•	large-format digital print laminators; and

•	other automated finishing products.

IPFG’s products and services are sold worldwide through direct and dealer channels. The products in this segment include high-end, complex pieces of industrial equipment, some of which sell for in excess of $1 million, including related services and supplies. Sales of some of our IPFG products, such as our laminating machines, typically result in additional sales of large quantities of consumable products, such as laminating films and other materials, which constitute the majority of IPFG’s revenue and from which we derive higher profit margins. Additionally, we continually seek ways to apply the innovations we develop in designing and manufacturing high-end, highly technological and specialized commercial products and applications to the development of lower priced commercial and consumer products, which can then be sold through our Other Commercial and office products channels.

Other Commercial (13% of 2005 pro forma net sales).  The Other Commercial segment includes the GBC Document Finishing solutions business, incorporating the direct sales of binding and laminating equipment, supplies and after-sales service to high-volume commercial and corporate users. This segment also includes personal organization tools and products, such as Day-Timers calendars and personal organizers, that are primarily sold direct to consumers or through large retailers and commercial dealers.

Competitive Strengths

Portfolio of Leading Commercial and Consumer Brands.  We have leading market share positions in a number of product categories in which we compete. Our leading positions enable us to generate sufficient revenue and cash flow to support ongoing innovation in our products, which is necessary to maintain and enhance our market position in our premium brands and to enhance our market position in other brands. Approximately 83% of our $1.9 billion in pro forma 2005 net sales came from brands that occupy the number one or number two positions in the select markets in which we compete. Several of our brand names, including Swingline and Day-Timer, have among the highest unaided consumer awareness in the office products industry. As we continue to invest in innovation and marketing and consolidate our premium brand names, we expect them to become stronger in the marketplace.

Scale Player in a Global Industry.  As one of the world’s largest suppliers of branded office products, we enjoy significant economies of scale. The global office products industry continues to consolidate, with an increasing share of the distribution of office products represented by channel consolidators such as Office Depot, Staples and OfficeMax. As office products resellers continue to consolidate the distribution of office products both within and across multiple channels, it becomes increasingly important for office products suppliers to have sufficient breadth and depth of premium product offerings, size, scope, and geographic presence, all of which make them more important participants in the office products industry. The resellers of office products are dependent on suppliers to improve total industry sales through continuous product innovation. We believe that the breadth, depth, premium stature and brand recognition of our product offerings, when combined with our size, scope and geographic presence, position us well to succeed in the consolidating office products industry.

Innovation and Product Development.  As a leading innovator in our industry, we believe that product innovation maintains and enhances the premium nature of many of our products. Additionally, we find that consumers will transition to higher price points when introduced to products with innovative features or benefits. The profit margins we derive from sales of our premium brands generate sufficient cash flow to enable us to make substantial investments in product innovation. For example, in 2004 the former ACCO

World generated in excess of 30% of its net sales from products and line extensions introduced in the preceding 36 months. Since acquiring GBC, we have sought to apply a similar emphasis on increased innovation and product development to GBC’s product categories.

Global Platform with Diverse Revenue Base.  We have a wide geographic footprint, with pro forma 2005 net sales of 62%, 27% and 7% in North America, Europe and Australia, respectively. Our diverse product lines let us reach a broad array of customers worldwide, while limiting our exposure to economic downturns in specific regions or industries. We believe that our customers wish to deal with fewer suppliers overall and, in particular, with suppliers that effectively support a consumer driven marketing and merchandising strategy with innovative products at acceptable price and service levels. We also believe that our sales are well-balanced by product, channel and customer. Our four segments — Office Products Group, Computer Products Group, Commercial-Industrial Print Finishing Group and Other Commercial — accounted for 67%, 11%, 9% and 13%, respectively, of our pro forma 2005 net sales. We have a significant presence in the indirect sales channel through our Office Products and Computer Products Groups, and a significant presence in the direct sales channel through the products we sell in the Other Commercial segment. Our ten largest customers accounted for 49% of our pro forma 2005 net sales, with our largest customer, Office Depot and its related entities, accounting for 13% of our pro forma 2005 net sales.

Consumer-focused, Scalable Business Model.  We organize our product development and go-to-market strategies around distinct consumer categories, as each has unique and distinct marketing and product needs. We operate separate profit-responsible business units to focus on and address the key consumer and customer needs of each category. This structure enables each of our business units to move independently to best position itself within the market categories in which it competes. However, these business units use a shared operating expense platform to gain economies of scale across distribution, freight, administration, information technology and some selling and marketing functions. Our shared operating expense model also allows us to more easily and cost-effectively integrate the operations of acquired businesses, as we are able to “plug” these businesses directly into the platform.

Low-cost Operating Model.  We emphasize operating efficiencies in the conduct of our business. Our low-cost operating model is based on a consumer-focused business unit model balanced with a flexible supply chain and efficiencies realized from our shared operating expense platform. Through our flexible supply chain, products are manufactured or sourced in a manner we believe will provide our customers with appropriate customer service, quality products, innovative solutions and attractive pricing. We seek to manufacture products for which the freight and distribution expense or service needs are relatively high while typically sourcing other products that have relatively high direct labor costs. By using a combination of manufacturing and third-party sourcing, we can reduce our costs and effectively manage production assets, thereby minimizing our capital investment and working capital requirements. For the pro forma 2005 fiscal year, approximately 58% of our cost of product was from goods we manufactured in proximity to our markets (either in North America or in Europe) and approximately 42% was from products sourced primarily in Asia. Our shared operating expense platform enables each of our business units to benefit from economies of scale across various shared expenses and also facilitates the efficient integration of acquired businesses. We continue to integrate GBC’s businesses into our lower-cost supply chain, balanced manufacturing and outsourcing approach, and shared operating expense platform.

Strong Cash Flow Generation.  The former ACCO World historically generated significant cash flow from operating activities. In the fiscal years 2001 through 2004 cash flow from operating activities totaled $449 million. Our strong cash flow has allowed us to pay down $85 million of indebtedness since our spin-off from Fortune Brands in August 2005. We believe our restructuring initiatives, our recent acquisition of GBC, and our overall business model position us to derive increased cash flow from operations. Our business requires limited capital expenditures, and we have been able to reduce our capital investment and working capital requirements by utilizing a combination of company manufacturing and outsourcing. In addition, we expect annual cost savings from the integration of GBC, after our costs to implement these synergies, to further enhance our free cash flow generation capabilities. We believe that our ability to generate substantial cash flow from operations, combined with our anticipated capital expenditure requirements, will provide us sufficient financial flexibility to pursue a range of corporate initiatives, including paying down debt and funding any future acquisitions.

Strong, Experienced and Incentivized Management Team.  We are led by an experienced management team of executive officers and business unit leaders with a track record of strong operating performance, business process reengineering and restructuring, consumer focus and product innovation. Our business is additionally supported by strong geographic, product and customer focused management with significant industry experience. As a result of the previous ACCO World business restructuring initiated in 2001 by certain members of our current management team, we generated $449 million in cash flow from operating activities over the 2001 to 2004 period, after fully funding the restructuring effort. Our restructuring efforts also improved operating margins from (7)% in 2001 to 11% for the twelve-month period ended June 25, 2005. During 2001 and the twelve-month period ended June 25, 2005, restructuring and restructuring-related charges, including the write down of certain intangibles, negatively impacted operating margin by 10% and 1%, respectively. We continue to apply their experience in restructuring the former ACCO World to the integration of GBC into our operations. As of June 30, 2006, our management team held stock, vested and unvested options and other equity-based awards representing approximately 7% of our outstanding common stock on a fully diluted basis (assuming realization of certain performance targets set by the compensation committee of our board of directors).

Growth Strategy

Our goal is to strengthen and expand our leading premium brand positions in select categories of the office products industry. Our strategy for achieving this goal centers on enhancing profitability and high-return growth. Specifically, we seek to leverage our platform for organic growth through greater consumer understanding, product innovation, marketing and merchandising, disciplined category expansion, including possible strategic transactions, and continued cost realignment. The following are the principal elements of our growth strategy:

Invest in Research, Marketing and Innovation.  We believe that if office product suppliers develop new, innovative products that are appropriately marketed and address consumers’ needs, product categories will trend toward growth and premium pricing by trading the consumer up from commodity priced products. We also believe that by increasing product innovation and marketing, consumers will increasingly associate our strong brand names with premium products. Based on our research and understanding of consumer needs, we continually seek to design and develop new and innovative products and merchandising strategies that address those needs, which we believe is a key contributor to our success in the office products industry. Additionally, we seek to develop marketing that communicates the advantages of our products to consumers, which we believe will further drive consumer demand through the resulting product awareness. As such, our category-focused business model allows us to provide the necessary customer support, sales advice and merchandising strategies to help drive our customers’ sales. In addition to our own direct investment in research and development, we work collaboratively with select suppliers for certain products and leverage their research and development capabilities which we pay for in subsequent cost of goods purchased.

Leverage Acquisition of GBC.  In the near term, we are focused on realizing cost synergies from our combination with GBC. We have identified $40 million of annual cost savings opportunities from the overlap of GBC and the former ACCO World, arising from potential cost reductions attributable to efficiencies and synergies to be derived from facility integration, headcount reduction, supply chain optimization and enhancement. In addition, the GBC acquisition provides opportunities for top-line growth through the addition of GBC’s complementary products and increased market share, as well as the ability to apply our emphasis on innovation to GBC’s product portfolio.

Focus on Premium Categories and Driving Consumer “Trade-up.”  Premium categories (e.g., computer products or stapling) are characterized by high brand and product equity, high customer loyalty, premium pricing and premium brands comprising a large percentage of the category volume. We have identified products in these and other premium categories that we feel we can supply competitively to the office products industry while enhancing consumer demand for these products based on our product innovation, design, marketing and brand influence. We have a broad mix of premium products and plan to build upon our product offering within these higher margin categories.

Opportunistically Pursue Acquisitions.  We intend to actively pursue strategic acquisitions of selected businesses to strengthen our market share in existing categories where we are geographically less strong and expand our market presence with new, complementary product categories. In addition, our shared operating expense platform makes it attractive to add new product categories in adjacent market segments and eliminate duplicative costs.

Company Information

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 300 Tower Parkway, Lincolnshire, Illinois 60069, and our telephone number at that address is (847) 541-9500. Our Internet address is www.accobrands.com. The contents of our website are not a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	3,536,000 shares (or 4,066,400 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding before and after the offering	53,543,671 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

New York Stock Exchange Symbol	“ABD”

The above information regarding shares outstanding before and after the offering is as of August 31, 2006.

The number of shares outstanding excludes 8,050,351 shares of common stock reserved for issuance pursuant to the exercise of options under our stock option plans as of August 31, 2006. Under such plans, options for 4,923,791 shares are currently outstanding at a weighted average exercise price of $18.19 per share.

RISK FACTORS

You should carefully read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The income statement and balance sheet data for the six-month period ended June 30, 2006 are unaudited but, in the opinion of management, such information reflects all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the financial data for the interim period. The results for the interim periods presented are not necessarily indicative of the results for a full year. The pro forma condensed financial information at and for the six months ended June 25, 2005 and at and for the year ended December 31, 2005 have been prepared to reflect the acquisition of GBC as if it had occurred at January 1, 2005. This information should be read in conjunction with the unaudited pro forma combined condensed financial information included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements, GBC’s audited financial statements and other financial information appearing elsewhere or incorporated by reference in this prospectus.

	Six Months Ended		Year Ended
		June 25, 2005	December 31, 2005
	June 30, 2006	(Pro forma)	(Pro forma)
	(In millions of dollars, except per share data)

Income Statement Data:
Net sales	$931.2	$917.0	$1,937.0
Cost of products sold(1)	674.7	652.7	1,370.5
Advertising, selling, general and administrative expense(1)	217.1	205.2	421.9
Amortization of intangibles	6.0	5.5	11.2
Restructuring charges	19.8	1.3	3.9

Operating income	13.6	52.3	129.5
Interest expense, net	30.7	36.5	67.7
Other (income)/expense, net	(1.7)	1.9	(0.5)

Income/(loss) before income taxes, minority interest and change in accounting principle	(15.4)	13.9	62.3
Income tax expense/(benefit)	(5.6)	9.3	28.6
Minority interest	0.1	—	0.2

Net income/(loss) before change in accounting principle	(9.9)	4.6	33.5
Change in accounting principle(2)	—

Net income(loss)	$(9.9)

Basic earnings (loss) per common share:
Income/(loss) before change in accounting principle	$(0.18)	$0.09	$0.64
Change in accounting principle	0.00

Net income/(loss)	$(0.18)

Diluted earnings (loss) per common share:
Income/(loss) before change in accounting principle	$(0.18)	$0.09	$0.63
Change in accounting principle	0.00

Net income/(loss)	$(0.18)

	Six Months Ended		Year Ended
		June 25, 2005	December 31, 2005
	June 30, 2006	(Pro forma)	(Pro forma)
	(In millions of dollars, except per share data)

Balance Sheet Data (at period end):
Cash and cash equivalents	$41.2
Working capital(3)	353.8
Property, plant and equipment, net	229.2
Total assets	1,891.0
External long-term debt	856.9
Total stockholders’ equity	404.0
Other Data:
Depreciation expense	$19.5	$21.1	$40.2
Stock compensation expense	9.6	2.5	4.0
Inventory acquisition expense	—	5.4	5.4
Restructuring-related charges	7.6	7.1	18.3
Capital expenditures	12.1
Cash flow from operating activities, source (use)	30.5
Cash flow from investing activities, (use)	(10.0)
Cash flow from financing activities, (use)	(72.6)

(1)	Income before income taxes and net income was impacted by restructuring-related expenses included in cost of products sold and advertising, selling, general and administrative expenses of $7.6 million and $7.1 million for the six months ended June 30, 2006 and June 25, 2005, respectively, and $18.3 million for the year ended December 31, 2005.

(2)	The accounting change in 2005 related to the elimination of a one month lag in reporting by several foreign subsidiaries to align their reporting periods with ACCO Brands’ fiscal calendar.

(3)	Working capital is defined as total current assets less total current liabilities.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus, before making an investment decision. The risks described below are not the only ones we face. Additional risks described below under “Cautionary Statement Regarding Forward-Looking Statements” and other risks that are not currently known to us or that we currently do not consider to be material may also impair our business operations and financial condition.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

The raw materials and labor costs we incur are subject to price increases that could adversely affect our profitability.

The primary materials used in the manufacturing of many of our products are resin, plastics, polyester and polypropylene substrates, paper, steel, wood, aluminum, melamine and cork. In general, our gross profit may be affected from time to time by fluctuations in the prices of these materials because our customers require advance notice and negotiation to pass through raw material price increases, giving rise to a delay before cost increases can be passed to our customers. We attempt to reduce our exposure to increases in these costs through a variety of measures, including periodic purchases, future delivery contracts and longer term price contracts together with holding our own inventory; however, these measures may not always be effective. Inflationary and other increases in costs of materials and labor have occurred in the past and may recur, and raw materials may not continue to be available in adequate supply in the future. Shortages in the supply of any of the raw materials we use in our products could result in price increases that could have a material adverse effect on our financial condition or results of operations.

We are subject to risks related to our dependence on the strength of economies in various parts of the world.

Our business depends on the strength of the economies in various parts of the world, primarily in North America, Europe and Australia and to a lesser extent Central and South America and Asia. These economies are affected primarily by factors such as employment levels and consumer demand, which, in turn, are affected by general economic conditions and specific events such as natural disasters. In recent years, the office products industry in the United States and, increasingly, elsewhere has been characterized by intense competition and consolidation among our customers. Because such competition can cause our customers to struggle or fail, we must continuously monitor and adapt to changes in the profitability, creditworthiness and pricing policies of our customers.

Our business is dependent on a limited number of customers, and a substantial reduction in sales to these customers could significantly impact our operating results.

The office products industry is concentrated in a small number of major customers, principally office products superstores (which combine contract stationers, retail and mail order), office products distributors and mass merchandisers. This concentration increases pricing pressures to which we are subject and leads to pressures on our margins and profits. Additionally, consolidation among customers also exposes us to increased concentration of customer credit risk. A relatively limited number of customers account for a large percentage of our total net sales. For the fiscal year ended December 31, 2005 (pro forma) and for the six months ended June 30, 2006, approximately 49% and 45%, respectively, of our net sales were to our ten largest customers, and Office Depot, currently our largest customer, accounted for 13% and 14%, respectively, of net sales. The loss of, or a significant reduction in, business from one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

If we do not compete successfully in the competitive office products industry, our business and revenues may be adversely affected.

Our products and services are sold in highly competitive markets. We believe that the principal points of competition in these markets are product innovation, quality, price, merchandising, design and engineering capabilities, product development, timeliness and completeness of delivery, conformity to customer specifications and post-sale support. Competitive conditions may require us to match or better competitors’ prices to retain business or market share. We believe that our competitive position will depend on continued investment in innovation and product development, manufacturing and sourcing, quality standards, marketing and customer service and support. Our success will depend in part on our ability to anticipate and offer products that appeal to the changing needs and preferences of our customers in the various market categories in which we compete. We may not have sufficient resources to make the investments that may be necessary to anticipate those changing needs and we may not anticipate, identify, develop and market products successfully or otherwise be successful in maintaining our competitive position. There are no significant barriers to entry into the markets for most of our products and services. We also face increasing competition from our own customers’ private label and direct sourcing initiatives.

Our business is subject to risks associated with seasonality, which could adversely affect our cash flow, financial condition or results of operations.

Our business, as it concerns both historical sales and profit, has experienced higher sales volume in the third and fourth quarters of the calendar year. Two principal factors have contributed to this seasonality: the office products industry’s customers and our product line. We are major suppliers of products related to the “back-to-school” season, which occurs principally during the months of June, July, August and September for our North American business; and our product line includes several products which lend themselves to calendar year-end purchase timing. If either of these typical seasonal increases in sales of certain portions of our product line do not materialize, we could experience a material adverse effect on our business, financial condition and results of operations.

Risks associated with our international operations could harm our business.

Approximately 46% of our net sales for the fiscal year ended December 31, 2005 and 46% of our net sales for the six months ended June 30, 2006 were from international sales. Our international operations may be significantly affected by economic, political and governmental conditions in the countries where our products are manufactured or sold. Additionally, while the recent relative weakness of the U.S. dollar to other currencies has been advantageous for our businesses’ sales as the results of non-U.S. operations have increased when reported in U.S. dollars, we cannot predict the rate at which the U.S. dollar will trade against other currencies in the future. If the recent strengthening trend of the U.S. dollar were to make the dollar significantly more valuable relative to other currencies in the global market, such an increase could harm our ability to compete, our financial condition and our results of operations. More specifically, a significant portion of the products we sell are sourced from China and other Far Eastern countries and are paid for in U.S. dollars. Thus, movements of their local currency to the U.S. dollar have the same impacts as raw material price changes in addition to the currency translation impact noted above.

Risks associated with outsourcing the production of certain of our products could harm our business.

Historically, we have outsourced certain manufacturing functions to third party service providers in China and other countries. Outsourcing generates a number of risks, including decreased control over the manufacturing process possibly leading to production delays or interruptions, inferior product quality control and misappropriation of trade secrets. In addition, performance problems by these third-party service providers could result in cost overruns, delayed deliveries, shortages, quality issues or other problems which could result in significant customer dissatisfaction and could materially and adversely affect our business, financial condition and results of operations.

If one or more of these third-party service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs or in a timely manner, our ability to deliver our products to our customers could be severely impaired. Furthermore, the need to identify and qualify substitute service providers or increase our internal capacity could result in unforeseen operational problems and additional costs. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms. Moreover, if customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers, or others, on commercially reasonable terms, if at all.

We depend on certain manufacturing sources whose inability to perform their obligations could harm our business.

We rely on GMP Co. Ltd., in which we hold a minority equity interest of less than 20%, as our sole supplier of many of the laminating machines we distribute. GMP may not be able to continue to perform any or all of its obligations to us. GMP’s equipment manufacturing facility is located in the Republic of Korea, and its ability to supply us with laminating machines may be affected by Korean and other regional or worldwide economic, political or governmental conditions. Additionally, GMP has a highly leveraged capital structure and its ability to continue to obtain financing is required to ensure the orderly continuation of its operations. If GMP became incapable of supplying us with adequate equipment, and if we could not locate a suitable alternative supplier, in a timely manner or at all, and negotiate favorable terms with such supplier, it would have a material adverse effect on our business.

Our inability to secure and maintain rights to intellectual property could harm our business.

We have many patents, trademarks, brand names and trade names that are, in the aggregate, important to our business. The loss of any individual patent or license may not be material to us taken as a whole, but the loss of a number of patents or licenses that represented principal portions of our business, or expenses related to defending or maintaining the patents or licenses, could have a material adverse effect on our business.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could divert significant company resources and management attention and could have a material adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting for our fiscal year ending December 31, 2006. Although ACCO Brands was subject to these requirements as a subsidiary of Fortune Brands, and GBC had been subject to such requirements prior to the merger through which we acquired GBC, the combined companies have not yet been subject to such requirements. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which will be both costly and challenging and may strain our resources and distract management. We will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (1) assess and document the adequacy of internal control over financial reporting, (2) take steps to improve control processes where appropriate, (3) validate through testing that controls are functioning as documented, and (4) implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective. Any failure to implement effective internal control over financial reporting, or difficulties encountered in its implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our success depends on our ability to attract and retain qualified personnel.

Our success will depend on our ability to attract and retain qualified personnel, including executive officers and other key management personnel. We may not be able to attract and retain qualified management and other personnel necessary for the development, manufacture and sale of our products, and key employees may not remain with us in the future. If we do not retain these key employees, we may experience substantial disruption in our businesses. The loss of key management personnel or other key employees or our potential inability to attract such personnel may adversely affect our ability to manage our overall operations and successfully implement our business strategy.

We are subject to environmental regulation and environmental risks.

We and our operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, certain materials and waste. These environmental laws and regulations also impose liability for the costs of investigating and cleaning up sites, and certain damages resulting from present and past spills, disposals, or other releases of hazardous substances or materials. Environmental laws and regulations can be complex and may change often. Capital and operating expenses required to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, in the United States impose liability on several grounds for the investigation and cleanup of contaminated soil, ground water and buildings and for damages to natural resources at a wide range of properties. For example, contamination at properties formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could, have a material adverse effect on our financial condition or results of operations.

Impairment charges could have a material adverse effect on our financial results.

Future events may occur that would adversely affect the reported value of our assets and require impairment charges. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer bases or a material adverse change in our relationship with significant customers.

Product liability claims or regulatory actions could adversely affect our financial results or harm our reputation or the value of our end-user brands.

Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm our reputation in the marketplace or the value of our end-user brands. We also could be required to recall possible defective products, which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, potential product liability claims are subject to a self-insured deductible or could be excluded under the terms of the policy.

Risks Related to Our Acquisition of GBC

We may not realize the anticipated benefits from the acquisition of GBC.

The success of our acquisition of GBC will depend, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of GBC with our other businesses. Our success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of our and GBC’s operations. Even if we are able to integrate the business operations of GBC successfully, we may not experience the full benefits of the synergies, cost savings and growth opportunities that we currently expect from this integration, or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, and the benefits from the acquisition may be offset by costs incurred in integrating the companies.

The integration of ACCO Brands and GBC may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of integrating the GBC businesses. These difficulties include:

•	the challenge of integrating the GBC businesses while carrying on the ongoing operations of each business;

•	the necessity of coordinating geographically separate organizations;

•	the challenge of integrating the business cultures of each company;

•	the challenge and cost of integrating the information technology systems of each company;

•	the potential difficulties in retaining key officers and personnel through the transition; and,

•	the added difficulties of achieving compliance with Section 404 of the Sarbanes-Oxley Act during a period of rapid business, process, systems and personnel change.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business, service existing customers, attract new customers and develop new products or strategies.

If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer. Any failure to successfully or cost-effectively integrate the GBC businesses could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

We have a significant amount of indebtedness. As of June 30, 2006, we had approximately $856.9 million of outstanding long-term debt. This indebtedness could have important consequences to us, such as:

•	limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;

•	limiting our operational flexibility due to the covenants contained in our debt agreements;

•	limiting our ability to invest operating cash flow in our business due to debt service requirements;

•	limiting our ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns;

•	increasing our vulnerability to economic downturns and changing market conditions;

•	to the extent that our debt is subject to floating interest rates, increasing our vulnerability to fluctuations in market interest rates; and

•	limiting our ability to buy back stock or pay cash dividends.

Our ability to meet our expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We may not be able to, at any given time, refinance our debt, sell assets or borrow more money on terms acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

Certain covenants we have made in connection with our borrowings restrict our ability to incur additional indebtedness, issue preferred stock, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell our assets, and enter into consolidations or mergers. Our senior secured credit agreement also requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control, and we may not be able to continue to meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions, as applicable, could result in an event of default under our credit and debt instruments, in which our lenders could elect to declare all amounts outstanding to be immediately due and payable. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full the indebtedness and any other indebtedness that would become due as a result of any acceleration.

We will require a significant amount of cash to service our debts. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash. Our ability to generate cash is subject, in part, to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facilities or otherwise in an amount sufficient to enable us to pay our debts, or to fund our other liquidity needs. We may need to refinance all or a portion of our debts, on or before maturity. We might be unable to refinance any of our debt, including our senior secured credit facilities or our Senior Subordinated Notes due 2015, on commercially reasonable terms or at all.

Risks Related to Our Spin-off From Fortune Brands

We may be responsible for the payment of substantial United States federal income taxes if the spin-off from Fortune Brands and the merger through which we acquired GBC did not meet, or do not continue to meet, certain Internal Revenue Code requirements.

In connection with our spin-off from Fortune Brands and acquisition of GBC, Fortune Brands, ACCO Brands and GBC were advised by counsel that the spin-off constituted a spin-off under section 355 of the Internal Revenue Code and the merger through which we acquired GBC constituted a reorganization under section 368(a) of the Internal Revenue Code. Such advice was based on, among other things, current law and certain representations as to factual matters made by, among others, Fortune Brands, ACCO Brands and GBC, which, if incorrect, could jeopardize the conclusions reached by such counsel in their opinions.

A tax allocation agreement was entered into by Fortune Brands and ACCO Brands in connection with the spin-off and merger transactions and generally provides that we will be responsible for any taxes imposed on Fortune Brands or us as a result of either:

•	the failure of the spin-off to constitute a spin-off under section 355 of the Internal Revenue Code, or

•	the subsequent disqualification of the distribution of ACCO Brands common stock to Fortune Brands stockholders in connection with the spin-off as tax-free to Fortune Brands for United States federal income tax purposes, if such failure or disqualification is attributable to certain post-spin-off actions taken by or in respect of us (including our subsidiaries) or our stockholders, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification. For example, even if the spin-off otherwise qualified as a spin-off under section 355 of the Internal Revenue Code, the distribution of our common stock to Fortune Brands common stockholders in connection with the spin-off may be disqualified as tax-free to Fortune Brands if there is an acquisition of our stock as part of a plan or series of related transactions that include the spin-off and that results in a deemed acquisition of 50% or more of our common stock.

For purposes of this test, any acquisitions of Fortune Brands stock or our stock within two years before or after the spin-off are presumed to be part of such a plan, although we or Fortune Brands may be able to rebut that presumption. Also, for purposes of this test, the GBC merger will be treated as resulting in a deemed acquisition by GBC stockholders of approximately 34% of our common stock. The process for determining whether a change of ownership has occurred under the tax rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If we do not carefully monitor our compliance with these rules, we might inadvertently cause or permit a change of ownership to occur, triggering our obligation to indemnify Fortune Brands pursuant to the Fortune Brands/ACCO Brands tax allocation agreement.

We may be affected by significant restrictions with respect to the issuance of our equity securities for two years after the spin-off.

Because of the change in control limitation imposed by section 355(e) of the Internal Revenue Code as the result of our spin-off from Fortune Brands, we may be limited in the amount of stock that we can issue to make acquisitions or raise additional capital in the two years following the spin-off and GBC acquisition. Also, our indemnity obligation to Fortune Brands might discourage, delay or prevent a change of control during this two-year period that our stockholders may consider favorable. See “— We may be responsible for the payment of substantial United States federal income taxes if the spin-off from Fortune Brands and the merger through which we acquired GBC did not meet, or do not continue to meet, certain Internal Revenue Code requirements.”

Risks Related to Corporate Control and Our Stock Price

Certain provisions in our organizational documents and Delaware law may make it difficult for someone to acquire control of ACCO Brands.

Our restated certificate of incorporation, our amended by-laws and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of our company in a transaction not approved by our board of directors, even if such a transaction is seen as benefiting our stockholders. Provisions in our restated certificate of incorporation and amended by-laws that make it more difficult to acquire control of us include:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of preferred stock in one or more series without further authorization of stockholders;

•	a prohibition on stockholder action by written consent;

•	a prohibition on the right of stockholders to call a special meeting of stockholders;

•	a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

•	a requirement that the affirmative vote of at least 80% of our shares be obtained to amend or repeal the provisions of the restated certificate of incorporation relating to the election and removal of directors, the classified board or the right to act by written consent; and

•	a fair price provision.

In addition, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Our stockholder rights plan could prevent stockholders from receiving a premium over the market price for their shares of common stock from a potential acquirer.

We have a stockholder rights plan that entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15% of our common stock, in each case, in a transaction that our board of directors does not approve. Under these limited circumstances, because all of our stockholders would become entitled to effect discounted purchases of our common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that stockholders will receive a premium for their common stock in an acquisition.

Shares of our common stock will be eligible for public sales in the future, which could depress the price of our common stock.

Future sales in the public markets of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect the market prices prevailing from time to time for our common stock. Immediately after this offering, assuming the underwriters’ over-allotment option is exercised in full, an aggregate 4,038,137 shares of our common stock will continue to be held by Lane Industries, Inc. and its subsidiaries. Under the terms of our registration rights agreement with Lane Industries, it may request until August 2010 that we register all or a portion of these shares, subject to certain restrictions. Subject to volume and other limitations under Rule 144, and the lock-up restrictions more fully described under “Underwriting,” Lane Industries may be able to freely sell these shares in the open market. Additionally, several other of our stockholders currently hold large positions of our common stock (see “Principal and Selling Stockholders”), and we also maintain equity incentive plans for eligible employees, officers and directors that provide for stock-based awards. The sale of a substantial amount of our common stock in the public market in the future could cause our market price to decline. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference herein that relate to our beliefs or expectations as to future events are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of invoking these safe harbor provisions. These forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “forecast,” “project,” “plan” or similar expressions. Our ability to predict the results or the actual effect of future plans or strategies is inherently uncertain. Because actual results may differ from those predicted by such forward-looking statements, you should not rely on such forward-looking statements when deciding whether to buy, sell or hold our securities. We undertake no obligation to update these forward-looking statements in the future.

Among the factors that could cause plans, actions and results to differ materially from current expectations are:

•	the risk that targeted cost savings and synergies from the GBC acquisition and other previous business combinations may not be fully realized or take longer to realize than expected;

•	the risk that businesses that have been combined into ACCO Brands as a result of the acquisition of GBC will not be integrated successfully;

•	fluctuations in cost and availability of raw materials;

•	the degree to which higher raw material costs, and freight and distribution costs, can be passed on to customers through selling price increases and the effect on sales volumes as a result thereof;

•	competition within the markets in which we operate;

•	the effect of consolidation in the office products industry;

•	the effects of both general and extraordinary economic, political and social conditions;

•	our dependence on certain suppliers of manufactured products;

•	foreign exchange rate fluctuations;

•	disruption from business combinations making it more difficult to maintain relationships with our customers, employees or suppliers;

•	the development, introduction and acceptance of new products;

•	increases in health care, pension and other employee welfare costs; and

•	other risks and uncertainties described in this prospectus, including under the caption “Risk Factors.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by the selling stockholders under this prospectus.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on The New York Stock Exchange under the symbol “ABD.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on The New York Stock Exchange beginning August 17, 2005, the first date our stock began trading.

	High	Low	Dividend

2005
Third Quarter (from August 17, 2005)	$28.52	$22.88	—
Fourth Quarter	28.58	21.70	—
2006
First Quarter	25.40	21.29	—
Second Quarter	25.50	21.20	—
Third Quarter (through September 14, 2006)	22.50	17.95	—

The last reported sale price of our common stock on The New York Stock Exchange on September 14, 2006 was $20.50 per share.

As of August 31, 2006, we had 53,543,671 outstanding shares of common stock and had, as of August 31, 2006, approximately 16,840 stockholders of record, which does not include shares held in securities position listings.

Dividend Policy

We have not paid any dividends on our common stock since becoming a public company. We intend to retain any future earnings to fund the development and growth of our business and currently do not anticipate paying any cash dividends in the foreseeable future. Any determination as to the declaration of dividends is at our board of directors’ sole discretion based on factors it deems relevant. In addition, under the terms of our credit facility, we currently are prohibited from paying cash dividends on our common stock.

CAPITALIZATION

The following table sets forth, as of June 30, 2006, our unaudited consolidated cash and cash equivalents and capitalization. The table should be read in conjunction with our historical consolidated financial statements and the notes thereto, and the other financial information appearing elsewhere in this prospectus or incorporated by reference herein. See “Index to Financial Statements.”

As of
June 30, 2006
(In millions)

Cash and cash equivalents	$41.2

Long-term Debt:
Revolving credit facility(1)	$0.0
Non-U.S. term loan facilities	177.2
U.S. term loan facilities	340.0
Senior subordinated notes	350.0
Other debt(2)	5.9
Current portion of long-term debt	(16.2)

Total long-term debt	856.9
Stockholders’ equity	404.0

Total capitalization	$1,260.9

(1)	As of June 30, 2006, the amount available for borrowings under our revolving credit facility was $142.5 million after giving effect to $0.0 million in revolving credit facility borrowings and $7.5 million in outstanding letters of credit.

(2)	Consists principally of short-term foreign debt facilities in place to support local operations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data. The selected consolidated financial data as of and for the fiscal years ended December 31, 2005 and December 27, 2004 and 2003 is derived from our consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected financial data as of December 27, 2002 and 2001, and for the years then ended, and as of June 30, 2006 and June 25, 2005 and for the six months ended June 30, 2006 and June 25, 2005, is derived from our unaudited financial statements which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations for the periods and dates presented. The data should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus or incorporated by reference in this prospectus. Results presented for interim periods are not necessarily indicative of results to be expected for the full year or any other future period.

Basis of Presentation

The ACCO Brands businesses have historically been managed largely as a stand-alone business segment of Fortune Brands which provided certain corporate services. The financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus include the use of “push down” accounting procedures in which certain assets, liabilities and expenses historically recorded or incurred at the Fortune Brands parent company level that related to or were incurred on behalf of ACCO Brands have been identified and allocated or “pushed down,” as appropriate, to the financial results of ACCO Brands for the periods presented through August 16, 2005. Allocations for expenses used the most relevant basis and, when not directly incurred, utilized net sales, segment assets or headcount in relation to the rest of Fortune Brands’ business segments to determine a reasonable allocation.

Interest expense has been allocated to ACCO Brands as a portion of Fortune Brands’ total interest expense for periods prior to ACCO Brands’ spin-off from Fortune Brands. However, no debt has been allocated to ACCO Brands in relation to this interest expense. These statements are not indicative of the results of operations, liquidity or financial position that would have existed or will exist in the future assuming the ACCO Brands businesses were operated as an independent company.

Unless otherwise specifically noted in the presentation, “sales” reflects the net sales of products, and “restructuring-related charges” represent costs related to qualified restructuring projects which can not be reported as restructuring under U.S. GAAP (e.g., losses on inventory disposal related to product category exits, manufacturing inefficiencies following the start of manufacturing operations at a new facility following closure of the old facility, SG&A reorganization and implementation costs, dedicated consulting, stay bonuses, etc.).

The financial statements for the annual period ended December 31, 2005 include a restatement of results affecting the previously filed three month and year to date periods ended March 25, June 25, and September 30, 2005 for the cumulative effect of a change in accounting principle related to the removal of a one-month lag in reporting by several of our foreign subsidiaries. The change was made to better align their reporting periods with ACCO Brands’ fiscal calendar. A reconciliation indicating the effect of this change on previously issued periodic data can be found in Note 15, Cumulative Effect of Change in Accounting Principle to the Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

	Six Months Ended		Year Ended
	June 30,	June 25,	December 31,	Year Ended December 27,
	2006	2005	2005	2004	2003	2002	2001
	(In millions of dollars, except per share data)
	(Unaudited)					(Unaudited)	(Unaudited)

Income Statement Data:
Net sales	$931.2	$550.5	$1,487.5	$1,175.7	$1,101.9	$1,105.4	$1,176.3
Cost of products sold(1)	674.7	387.8	1,048.0	810.3	778.6	789.8	901.4
Advertising, selling, general and administrative expense(1)	217.1	112.9	307.0	247.8	245.0	259.6	253.7
Amortization of intangibles	6.0	1.0	4.9	1.3	1.7	2.1	6.4
Write-down of intangibles(2)	—	—	—	—	12.0	—	64.4
Restructuring charges	19.8	—	2.9	19.4	17.3	34.3	28.0

Operating income	13.6	48.8	124.7	96.9	47.3	19.6	(77.6)
Interest expense, net	30.7	3.9	28.8	8.5	8.0	12.3	21.4
Other (income)/expense, net	(1.7)	2.0	—	(1.2)	(0.6)	1.8	0.7

Income/(loss) before income taxes, minority interest and change in accounting principle	(15.4)	42.9	95.9	89.6	39.9	5.5	(99.7)
Income tax expense/(benefit)	(5.6)	17.4	39.5	21.1	13.2	4.0	(34.2)
Minority interest	0.1	—	0.2	—	—	—	—

Net income/(loss) before change in accounting principle	(9.9)	25.5	56.2	68.5	26.7	1.5	(65.5)
Change in accounting principle(3)	—	3.3	3.3	—	—	—	—

Net income(loss)	$(9.9)	$28.8	$59.5	$68.5	$26.7	$1.5	$(65.5)

Basic earnings (loss) per common share:
Income/(loss) before change in accounting principle	$(0.18)	$0.73	$1.35	$1.96	$0.76	$0.04	$(1.87)
Change in accounting principle	—	0.09	0.08	—	—	—	—

Net income/(loss)	$(0.18)	$0.82	$1.43	$1.96	$0.76	$0.04	$(1.87)

Diluted earnings (loss) per common share:
Income/(loss) before change in accounting principle	$(0.18)	$0.72	$1.32	$1.92	$0.75	$0.04	$(1.87)
Change in accounting principle	—	0.09	0.08	—	—	—	—

Net income/(loss)	$(0.18)	$0.81	$1.40	$1.92	$0.75	$0.04	$(1.87)

Balance Sheet Data (at period/year end):
Cash and cash equivalents	$41.2	$18.2	$91.1	$79.8	$60.5	$43.3	$24.9
Working capital(4)	353.8	234.4	408.0	273.2	236.3	206.6	284.1
Property, plant and equipment, net	229.2	170.0	239.8	157.7	170.0	195.3	233.8
Total assets	1,891.0	886.7	1,929.5	969.6	865.9	842.7	931.9
External long-term debt(5)	856.9	2.8	911.8	—	2.8	4.7	4.7
Total stockholders’ equity	404.0	533.1	408.3	566.1	483.6	479.8	632.0
Other Data:
Depreciation expense	$19.5	$13.3	$32.0	$28.2	$33.3	$37.0	$40.8
Stock compensation expense	9.6	0.1	1.0	0.8	0.8	—	—
Inventory acquisition expense	—	—	5.4	—	—	—	—
Restructuring-related charges	7.6	2.9	14.1	18.2	19.1	13.9	29.8
Capital expenditures	12.1	13.3	34.5	27.6	16.3	22.0	19.7
Cash flow from operating activities, source (use)	30.5	(1.4)	65.3	64.9	67.7	168.2	148.6
Cash flow from investing activities, (use)	(10.0)	(13.5)	(32.4)	(6.1)	(1.7)	(17.2)	(18.6)
Cash flow from financing activities, (use)	(72.6)	(39.0)	(17.5)	(46.5)	(57.3)	(135.0)	(135.4)

(1)	Income before income taxes and net income was impacted by restructuring-related expenses included in cost of products sold and advertising, selling, general and administrative expenses of $7.6 million and $2.9 million for the six months ended June 30, 2006 and June 25, 2005, respectively, and $14.1 million, $18.2 million, $19.1 million, $13.9 million and $29.8 million for the fiscal years ended December 31, 2005, and December 27, 2004, 2003, 2002 and 2001, respectively.

(2)	ACCO Brands recorded impairments of certain identifiable intangible assets of $12.0 million and $64.4 million in 2003 and 2001, respectively, due to diminished fair values resulting from business repositioning and restructuring activities.

(3)	The accounting change in 2005 related to the elimination of a one month lag in reporting by several foreign subsidiaries to align their reporting periods with ACCO Brands’ fiscal calendar.

(4)	Working capital is defined as total current assets less total current liabilities.

(5)	External long-term debt refers only to the portion financed by third parties and does not include any portion financed through banking relationships or lines of credit secured by ACCO Brands’ then-parent company, Fortune Brands. Interest expense associated with Fortune Brands’ debt has been allocated to ACCO Brands for the periods presented.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed statement of income for the year ended December 31, 2005 is based on the historical financial statements of ACCO Brands and GBC after giving effect to the merger of ACCO Brands and GBC. The unaudited pro forma combined condensed financial information is based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined condensed financial statement.

The unaudited pro forma combined condensed financial statement has been prepared using the purchase method of accounting, and is presented as if the merger transaction had occurred at the beginning of fiscal 2005 for purposes of the pro forma combined statement of income.

The unaudited pro forma combined condensed financial statement presents the combination of the historical financial statements of ACCO Brands and GBC adjusted to (1) give effect to the spin-off of ACCO Brands from its parent, Fortune Brands, and the repayment of an aggregate of $625.0 million loan notes with respect to the pre-spin-off special dividend to Fortune Brands and ACCO Brands’ pre spin-off minority stockholder, and (2) give effect to the merger of ACCO Brands and GBC.

The unaudited pro forma combined condensed financial statement was prepared using (1) the audited Consolidated Statement of Income of ACCO Brands for the year ended December 31, 2005, and (2) the unaudited condensed consolidated statement of income of GBC for the period from January 1, 2005 to August 17, 2005.

Under the purchase method of accounting, the purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, net of tax, with any excess purchase price allocated to goodwill. ACCO Brands engaged independent consultants to complete the appraisals necessary to arrive at the fair market value of the assets and liabilities acquired from GBC and the related allocations of purchase price.

The unaudited pro forma combined condensed financial statement does not include the effects of the costs associated with any restructuring or other integration activities resulting from the merger. The unaudited pro forma combined condensed financial statement does not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the merger. The unaudited pro forma combined condensed financial statement should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of ACCO Brands and GBC that are incorporated by reference herein.

The unaudited pro forma combined condensed financial statement is not intended to represent or be indicative of the consolidated results of operations of ACCO Brands that would have been reported had the merger been completed as of the date presented, and should not be taken as representative of the future consolidated results of operations of ACCO Brands.

Unaudited Pro Forma Combined Condensed Statement of Income
Twelve Months Ended December 31, 2005

				GBC	Pro Forma	ACCO Brands
			As Reported	Pre-Acquisition	Adjustments	Pro Forma

Income Statement Data:
Net sales			$1,487.5	$449.5	$—	$1,937.0
Cost of products sold			1,048.0	322.5	—	1,370.5
Advertising, selling, general and administrative expense	(a	)	307.0	113.8	1.1	421.9
Amortization of intangibles	(b	)	4.9	0.3	6.0	11.2
Restructuring charges			2.9	1.0	—	3.9

Operating income			124.7	11.9	(7.1)	129.5
Interest expense, net			28.8	17.0	21.9	67.7
	(c	)	—	—	(30.0)	—
	(d	)	—	—	48.6	—
	(e	)	—	—	3.3	—
Other (income)/expense, net			—	(0.5)	—	(0.5)

Income/(loss) before income taxes, minority interest and change in accounting principle			95.9	(4.6)	(29.0)	62.3
Income tax expense/(benefit)	(f	)	39.5	(0.2)	(10.7)	28.6
Minority interest			0.2	—	—	0.2

Net income(loss) before change in accounting principle			$56.2	$(4.4)	$(18.3)	$33.5

Pro Forma income before change in accounting principle per common share:	(g	)
Basic Shares Outstanding			41.5	10.8		52.3
Diluted Shares Outstanding			42.4	10.9		53.3
Basic income before change in accounting principle per common share			$1.35			$0.64

Diluted income before change in accounting principle per common share			$1.32			$0.63

Note: Certain reclassifications have been made to the presentation of the GBC income statement in order to conform to the presentation of the ACCO Brands and pro forma combined condensed company income statements.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

(a)	Represents amortization of unearned compensation related to stock options and restricted stock units (RSUs), which did not vest upon change of control (at merger date). The portion related to stock options of $4.4 million is amortized over the remaining vesting period of approximately four years. The portion related to RSUs of $1.5 million is amortized over the remaining vesting period of approximately two years.

(b)	Represents the amortization of the fair values of $38.2 million, $10.5 million and $17.5 million assigned to customer relationships, developed technology intangibles and acquired tradenames, respectively. For the first year, post acquisition amortization expense is expected to be $7.3 million, $1.4 million and $0.8 million, respectively. The amortization amounts per year for customer relationships are weighted in accordance with the expected level of benefit to be realized.

(c)	Reflects the reversal of interest expense and debt issuance amortization related to pre-existing debt for each of ACCO Brands and GBC. Prior to ACCO Brands’ spin-off from Fortune Brands, the ACCO Brands financial statements reflected an allocation of Fortune Brands interest expense. GBC debt was repaid subsequent to the ACCO Brands merger with GBC.

(d)	Represents estimated annual interest expense of $68.6 million based on current LIBOR rates and recognized on the initial debt structure of the combined company totaling $950.0 million.

(e)	Reflects amortization of capitalized debt issuance costs of $25.9 million, which for the first year post acquisition is expected to be $4.4 million. The amortization amounts per year are weighted in accordance with the expected level of debt outstanding.

(f)	Assumes estimated average effective income tax rate of 37% on the sum of pre-tax adjustments of the combined company.

(g)	Pro forma outstanding shares are determined based on a share exchange of one share of ACCO Brands common stock for each share of GBC common stock or Class B common stock outstanding, as identified in the terms of the merger agreement among ACCO Brands, Fortune Brands and GBC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

On August 17, 2005, ACCO Brands, following its spin-off from Fortune Brands, became the parent company of General Binding Corporation, or GBC, when GBC merged with a wholly owned subsidiary of ACCO Brands. As a result of the merger, GBC is now a wholly owned subsidiary of ACCO Brands.

We are one of the world’s largest suppliers of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. We design, develop, manufacture and market a wide variety of traditional and computer-related office products, supplies, binding and laminating equipment and consumable supplies, personal computer accessory products, paper-based time management products, presentation aids and label products. We have leading market positions and brand names, including Day-Timer®, Swingline®, Kensington®, Quartet®, GBC®, Rexel® and Wilson Jones®, among others.

We also manufacture and market specialized laminating films for book printing, packaging and digital print lamination, as well as high-speed laminating and binding equipment targeted at commercial consumers.

Our customers include commercial contract stationers, retail superstores, wholesalers, distributors, mail order catalogs, mass merchandisers, club stores and dealers. We also supply our products to commercial and industrial end-users and to the educational market.

We enhance shareholder value by building our leading brands to generate sales, earn profits and create cash flow. We do this by targeting the premium-end of select categories, which are characterized by high brand equity, high customer loyalty and a reasonably high price gap between branded and “private label” products. Our participation in private label or value categories is limited to areas where we believe we have an economic advantage or where it is necessary to merchandise a complete category. We announced the sale of the Perma® storage business during the third quarter of 2006, and the discontinuance of the Kensington cleaning product category as of the end of the first quarter of 2006, which together represent approximately $40 million of annual net sales. These actions are in addition to our previously stated intention to adjust pricing or discontinue sale of approximately $75 million of low margin SKU’s by the end of 2006. (Presently, $25 million is currently planned to be dropped from our product lines in January 2007. The remaining $50 million is still under review.) Through a focus on research, marketing and innovation, we seek to develop new products that meet the needs of our consumers and commercial end-users. In addition, we will provide value-added features or benefits that will enhance product appeal to our customers. This focus, we believe, will increase the premium product positioning of our brands.

Our strategy centers on maximizing profitability and high-return growth. Specifically, we seek to leverage our platform for organic growth through greater consumer understanding, product innovation, marketing and merchandising, disciplined category expansion including possible strategic transactions and continued cost realignment.

In the near term, we are focused on realizing synergies from our merger with GBC. We have identified significant potential savings opportunities resulting from the merger. These opportunities include cost reductions attributable to efficiencies and synergies expected to be derived from facility integration, headcount reduction, supply chain optimization and revenue enhancement. Our near-term priorities for the use of cash flow are to fund integration and restructuring-related activities and to pay down acquisition-related debt. For a description of certain factors that may have had, or may in the future have, a significant impact on our business, financial condition or results of operations, see “Risk Factors.”

The following discussion of historical results includes the consolidated financial results of operations for the former ACCO World Corporation businesses for the six months ended June 25, 2005 and year ended December 31, 2005, and the financial results of operations for the former GBC business from August 17, 2005 through December 31, 2005. In order to provide additional information relating to our operating results, we also present a discussion of our consolidated operating results as if ACCO Brands and GBC had been a combined company (pro forma) in fiscal 2005 and fiscal 2004. We have included this additional information in order to provide further insight into our operating results, prior period trends and current financial position. This supplemental information is presented in a manner consistent with the disclosure requirements of Statement of Financial Accounting Standards (FAS No. 141), “Business Combinations,” which are described in more detail in Note 3, Acquisition and Merger, in the Notes to Consolidated Financial Statements contained in this prospectus.

The discussion of operating results at the consolidated level is followed by a more detailed discussion of operating results by segment on both a historical and an adjusted pro forma basis.

As more fully described in our 2005 annual report on Form 10-K, the financial statements for the six months ended June 25, 2005 include a restatement of results affecting the previously filed three-month and six-month periods ended June 25, 2005 for the cumulative effect of a change in accounting principle related to the removal of a one-month lag in reporting by several of our foreign subsidiaries. The change was made to better align their reporting periods with our fiscal calendar.

Our comparative discussion below includes references to the impact of a change in calendar days in comparison to the prior year. During the third quarter of 2005, the financial reporting calendar for our ACCO North American businesses was changed to a calendar month end from the previous 25th day of the last month of each quarterly reporting period. Our fiscal year end calendar, previously ended December 27th, was also changed to a calendar month end. The change was made to better align the reporting calendars of ACCO Brands and the acquired GBC businesses. As a result, our first six months ended June 30, 2006 includes the results of one additional calendar day in comparison to the prior year. It should be understood, however, that the impact of this change is influenced by a number of factors, including seasonality of the business. In addition, our business segments have both gained and lost sales revenues on a comparative basis, depending on the impact of seasonality on each business segment. While the impact of this change was not material to the overall business, the impact of the change in calendar is included in the segment discussions below where the impact is believed to be of use in understanding the change in results.

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our condensed financial statements and the accompanying notes contained therein.

Overview

Our results are dependent upon a number of factors affecting sales, pricing and competition. Historically, key drivers of demand in the office products industry have included trends in white collar employment levels, gross domestic product (GDP) and growth in the number of small businesses and home offices together with increasing usage of personal computers. Pricing and demand levels for office products have also reflected a substantial consolidation within the global resellers of office products. This has led to multiple years of industry pricing pressure and a more efficient level of asset utilization by customers, resulting in lower sales volumes for suppliers. We sell products in highly competitive markets and compete against large international and national companies, as well as regional competitors and against our own customers’ direct and private label sourcing initiatives.

As much of our business is conducted in foreign markets (approximately 46% of revenues for the fiscal year ended December 31, 2005), foreign currency plays a major role in our reported results. During both 2003 and 2004 the U.S. dollar weakened relative to certain currencies. This benefited us as the same amount of foreign (e.g., local) currency units were translated into more U.S. dollars. Additionally, the impact of the weakened U.S. dollar benefited us in inventory purchase transactions made by our foreign operations. Our foreign operations’ purchases of outsourced products are primarily denominated in U.S. dollars, and as a result their costs of goods sold decreased as the value of the U.S. dollar has weakened. However, in many of our foreign operations, market prices at which we resell products have fallen reflecting lower relative costs of sourcing from Asia. During the second half of 2005 the U.S. dollar strengthened modestly relative to most currencies, the effect of which on net sales was not material.

We have substantially completed our integration planning for the Office Products Group, and have made significant progress relocating our people, aligning our customer relationships and toward upgrading information technology systems. Since the beginning of 2006 we have announced and moved ahead with plans to close, consolidate, downsize, or relocate 21 manufacturing, distribution and administrative operations. In addition, we have successfully integrated key information technology systems in the United States, Canada and Mexico, creating a common technology platform for our office products businesses, and consolidated our European office products sales force. Collectively, these actions are expected to ultimately account for more than 85% of our previously announced $40 million of targeted annual cost synergies. In addition, we have initiated a more formal review of the commercial businesses we acquired in the GBC merger. This review will be completed in the second half of 2006.

Cash payments related to our restructuring and integration activities have amounted to $13.4 million (excluding capital expenditures) since January 1, 2006. It is expected that additional disbursements will be made throughout 2006 and 2007 as we continue to implement phases of our strategic and business integration plans. We have adequate cash facilities to finance the anticipated requirements.

Six Months Ended June 2006 Versus 2005

	Six Months Ended		Amount of Change
Historical Results	June 30, 2006	June 25, 2005	$	%
	(In millions of dollars)

Net sales	$931.2	$550.5	$380.7	69%
Operating income	13.6	48.8	(35.2)	(72)%
Net income (loss)	(9.9)	28.8	(38.7)	(134)%

Net Sales

Net sales increased $380.7 million, or 69%, to $931.2 million. The increase was principally related to the acquisition of GBC.

Gross Profit Margin

Gross profit increased $93.8 million to $256.5 million, primarily as a result of the acquisition of GBC. Gross profit margin decreased to 27.5% from 29.6%. The decrease in gross profit margin was primarily due to increased raw material and freight costs, partially offset by sales price increases. In addition, unfavorable sales mix, including volume growth in lower relative margin products, has also depressed margins.

SG&A (advertising, selling, general and administrative expenses)

SG&A increased $104.2 million to $217.1 million. The increase was primarily attributable to the acquisition of GBC. SG&A as a percentage of sales increased to 23.3% from 20.5%. The increase in SG&A margin is attributable to higher marketing and selling investments to drive growth, significantly higher cost related to expensing of equity based management incentive programs, as well as infrastructure costs to support our public company status, align our business model globally and develop our European business model.

Our results of operations for the six months ended June 30, 2006 were impacted by the adoption of SFAS No. 123(R), which requires companies to expense the fair value of employee stock options and similar awards. We adopted SFAS No. 123(R) effective January 1, 2006, using the modified prospective method. Therefore, stock-based compensation expense was recorded during the first half of 2006, but the prior year consolidated statement of income was not restated.

In December 2005, we issued an inaugural grant of stock options, restricted stock units and performance stock units following the spin-off and merger. The inaugural grant followed market practice for initial public offerings/spin transactions and was larger than would be expected in a normal year. We will therefore have a larger charge related to the expensing of equity awards for the next three years.

The following is a summary of the incremental impact of all stock compensation expense and other long-term compensation recorded during the first six months of 2006 and 2005, which includes expenses related to grants of both stock options and restricted stock units, along with the impact of the pre-tax expense amounts as a percentage of sales.

	Six Months Ended
Stock-Based and Other Long Term Compensation	June 30,	June 25,	Incremental
Historical Results	2006	2005	Expense
	(In millions of dollars)

Expensing required under SFAS No. 123(R)(a)	$5.6	$—	$5.6
Previously required expensing(b)	4.0	—	4.0
Other non-equity based long term compensation	(0.2)	0.7	(0.9)

Total long term executive compensation	$9.4	$0.7	$8.7

% of Sales	1.0%	0.1%	0.9%

(a)	We have adopted SFAS 123(R) using the modified prospective method. Therefore, restatement of prior periods is not required.

(b)	Includes expensing of RSUs and PSUs under SFAS No. 123, and unvested stock options/unearned compensation related to GBC.

Refer to Note 2 for information specific to the adoption of SFAS No. 123® in the condensed consolidated financial statements.

Operating Income

Operating income decreased $35.2 million, or 72%, to $13.6 million, and decreased as a percentage of sales to 1.5% from 8.9%. The decrease was driven by lower gross margin and higher SG&A margin as discussed above, and $24.5 million of higher restructuring and restructuring-related costs.

Interest, Other Expense (Income) and Income Taxes

Interest expense increased $26.8 million, to $30.7 million, as debt levels increased significantly in order to finance the transactions related to the spin-off from Fortune Brands and the merger with GBC. Other income increased $3.7 million to $1.7 million, primarily due to a foreign exchange gain in 2006 compared to a loss in 2005 and the inclusion of our share of earnings in a GBC joint venture investment.

Income tax for the first six months of 2006 was a benefit of $5.6 million, compared to an expense of $17.4 million in the same period of 2005. The effective tax rate for the six months ended June 30, 2006 was 36.4% compared to 40.6% for the six months ended June 25, 2005. Included in the first six months of 2006 was a reduction in tax expense on non-US income resulting from the Tax Increase Prevention and Reconciliation Act of 2005 signed into law in May 2006. This benefit was partially offset by the lower tax benefit associated with restructuring and related charges recorded during the first six months. The effective tax rate for the six months ended June 25, 2005 was unfavorably impacted by the repatriation expenses of foreign earnings no longer considered permanently reinvested.

Net Income (Loss)

Net income (loss) was $(9.9) million for the six months ended June 30, 2006 compared to $28.8 million in the six months ended June 25, 2005, and was significantly impacted by lower operating income and increased interest expense. Included in net income for the six months ended June 30, 2006 were restructuring and restructuring related non-recurring after-tax costs of $19.4 million, or $0.36 per share. Similar expenses in the 2005 period were $2.0 million or $0.06 per share.

Six Months Ended June 2006 Versus 2005

Combined Companies — Pro Forma Discussion

We have included a “combined companies” discussion below as if GBC had been included in results since the beginning of the 2005 year. Restructuring and restructuring-related costs have been noted where appropriate, as management believes that a comparative review of operating income before restructuring and restructuring-related charges allows for a better understanding of the underlying business performance from year to year.

The presentation of, and supporting calculations related to, the 2005 pro forma information contained in this Management’s Discussion and Analysis can be found in our Current Report on Form 8-K filed on February 14, 2006, except for $5.4 million of one-time expense related to the step-up in inventory value that was recorded as an adjustment to the opening balance sheet of GBC. The SEC requirements regulating pro forma disclosure (SEC Regulation S-X, Article 11) are different than generally accepted accounting principles.

The following table presents ACCO Brands’ pro forma combined results and the amounts of restructuring and restructuring-related charges for the six months ended June 30, 2006 and June 25, 2005.

	Six Months Ended June 30, 2006
		Gross		Operating
Combined Companies (Reported)	Net Sales	Profit	SG&A	Income
	(In millions of dollars)

Reported results	$931.2	$256.5	$217.1	$13.6
Restructuring and restructuring-related charges included in the results:
Restructuring costs	—	—	—	19.8
Restructuring-related expense	—	2.4	5.2	7.6

We have incurred a net total of $27.4 million in pre-tax restructuring, restructuring-related and merger and integration related expenses in the 2006 period. The charges were primarily related to the closure or consolidation of facilities, primarily in the United States and Europe, and associated employee termination benefits.

	Six Months Ended June 25, 2005
		Gross		Operating
Combined Companies (Pro Forma)	Net Sales	Profit	SG&A	Income
	(In millions of dollars)

Pro forma results	$917.0	$264.3	$205.2	$52.3
Restructuring and restructuring-related charges included in the results:
Restructuring costs	—	—	—	1.3
Restructuring-related expense	—	—	7.1	7.1

Pro Forma Net Sales

Pro forma net sales increased $14.2 million, or 2%, to $931.2 million. The increase was driven by volume growth across all business segments, led by 10% growth in Computer Products, 4% growth in Commercial-IPFG, and 3% growth in Other Commercial. These increases were offset by a decrease in the Office Products Group. Price increases contributed an additional 1% overall to our sales. The unfavorable impact of currency translation reduced pro forma sales by 1%.

Pro Forma Gross Profit/Margin

Pro forma gross profit decreased $7.8 million, or 3.0%, to $256.5 million. Gross profit margin decreased to 27.5% from 28.8%. The decrease in gross profit margin was primarily due to increased raw material and freight costs and an adjustment related to slow-moving inventory, partially offset by sales price increases. In addition, unfavorable sales mix, including volume growth in lower relative margin products, contributed to the decrease.

Pro Forma SG&A (advertising, selling, general and administrative expenses)

Pro forma SG&A increased $11.9 million, or 5.8%, to $217.1 million and increased as a percentage of sales to 23.3% from 22.4%. The increase in relative SG&A was attributable to higher marketing and selling investments to drive growth, significantly higher cost related to expensing of equity based management incentive programs, and infrastructure costs to support our status as an independent public company, align our business model globally and develop our pan-European business model.

The following is a summary of the incremental impact of all stock compensation expense and other long-term compensation recorded during the first six months of 2006 and 2005, which includes expenses related to grants of stock options, RSUs and PSUs, along with the impact of pre-tax expense amounts as a percentage of sales.

	Six Months Ended
Stock-Based and Other Long Term Compensation	June 30,	June 25,	Incremental
Combined Companies (Pro Forma)	2006	2005	Expense
	(In millions of dollars)

Expensing required under SFAS No. 123(R)(a)	$5.6	$—	$5.6
Previously required expensing(b)	4.0	2.5	1.5
Other non-equity based long term compensation	(0.2)	0.7	(0.9)

Total long term executive compensation	$9.4	$3.2	$6.2

% of Sales	1.0%	0.3%	0.7%

(a)	We have adopted SFAS 123(R) using the modified prospective method. Therefore, restatement of prior periods is not required.

(b)	Includes expensing of RSUs and PSUs under SFAS 123, and unvested stock options (unearned compensation) related to GBC pre-merger grants under SFAS No. 141 “Business Combinations.”

Pro Forma Operating Income

Operating income on a pro forma basis decreased $38.7 million, or 74%, to $13.6 million, and decreased as a percentage of sales to 1.5% from 5.7%. The decrease is attributable to the $19.0 million increase in restructuring and restructuring-related charges, and the lower gross margin and higher SG&A expenses as discussed above.

Pro Forma Net Income (Loss) Before Change in Accounting Principle

Net income (loss) for the six months ended June 30, 2006 was $(9.9) million, or $(0.18) per share, compared to $4.6 million, or $0.09 per share, before the change in accounting principle in the six months ended June 25, 2005. The decrease was attributable to the lower operating income partially offset by lower effective income tax rate and interest expense.

Segment Discussion

Office Products Group

	Six Months Ended
	June 30,	June 25,	Amount of Change
Historical Results	2006	2005	$	%
	(In millions of dollars)

Net sales	$619.3	$431.3	$188.0	44%
Operating income	1.3	33.1	(31.8)	(96)%
Operating income margin	0.2%	7.7%	—	(7.5)%

Office Products net sales increased $188.0 million, or 44%, to $619.3 million. The increase was principally related to the acquisition of GBC.

Office Products operating income declined $31.8 million, or 96%, to $1.3 million. The decrease resulted from higher restructuring and restructuring related costs, as well as an overall decline in operating margin due to higher raw material and freight cost and unfavorable pricing.

The table below provides ACCO Brands’ pro forma segment results and the amounts of restructuring and restructuring-related charges to be excluded for comparison purposes for the indicated periods.

	Six Months Ended
	June 30,	June 25,	Amount of Change
Combined Companies (Pro Forma)	2006	2005	$	%
	(In millions of dollars)

Pro forma net sales	$619.3	$623.5	$(4.2)	(1)%
Pro forma operating income	1.3	38.0	(36.7)	(97)%
Restructuring and related charges	23.4	3.3	20.1	NM

Pro forma net sales decreased $4.2 million, or 1%. Adjusting for the impact of foreign currency translation, pro forma net sales increased 1%. Growth in the United States, Australia and Latin America was offset by a decline in European operations. Excluding Europe, Office Products sales increased 2%. The decline in Europe was primarily related to sales to retail customers in the United Kingdom and unfavorable pricing.

Office Products pro forma operating income declined $36.7 million, or 97%, to $1.3 million including restructuring and restructuring-related charges. Excluding the adverse impact of restructuring and restructuring-related charges of $20.1 million, the decline in operating profit and margin was attributable to European operations, specifically unfavorable pricing coupled with higher raw material costs, an adjustment related to slow-moving inventory, increased amortization, increased investments in SG&A to transition to a pan-European business model, and lower sales in the United Kingdom, primarily at retail.

Computer Products Group

	Six Months Ended
	June 30,	June 25,	Amount of Change
Historical Results	2006	2005	$	%
	(In millions of dollars)

Net sales	$103.1	$93.4	$9.7	10%
Operating income	14.8	21.0	(6.2)	(30)%
Operating income margin	14.4%	22.5%	—	(8.1)%
Restructuring and related charges	$1.3	—	$1.3	100%

Computer Products delivered strong sales growth for 2006, increasing $9.7 million, or 10%, to $103.1 million. The strong sales growth was driven by sales of iPod® accessories, mobile power adapters, notebook docking stations and other computer accessory products. Sales increases were partially offset by lower than historical rates in the second quarter attributable to our planned exit from the cleaning category and inventory reduction actions by two major customers.

Computer Products operating income decreased $6.2 million, or 30%, to $14.8 million. Operating margins decreased to 14.4% from 22.5%, principally due a change in product mix, higher product costs, planned increased investments in selling, marketing and product development activities and restructuring and restructuring-related charges of $1.3 million.

No pro forma information is provided for the Computer Products segment as it was not impacted by the GBC acquisition.

Commercial — Industrial and Print Finishing Group

	Six Months Ended		Amount of Change
	June 30,	June 25,
Historical Results	2006	2005	$	%
	(In millions of dollars)

Net sales	$97.5	—	$97.5	N/A
Operating income	9.7	—	9.7	N/A
Operating income margin	9.9%	—	—	9.9%

The Industrial and Print Finishing Group, or IPFG, business was contributed as part of the merger with GBC and was not merged into an existing ACCO Brands segment; therefore, it is presented on a standalone pro forma basis below.

	Six Months Ended		Amount of Change
	June 30,	June 25,
Combined Companies (Pro Forma)	2006	2005	$	%
	(In millions of dollars)

Pro forma net sales	$97.5	$93.0	$4.5	5%
Pro forma operating income	9.7	6.6	3.1	47%

IPFG pro forma net sales increased $4.5 million, or 5%, to $97.5 million. Excluding the effects of unfavorable currency, pro forma net sales increased 6%. Growth was driven by improved sales from new product introductions (including some initial stocking), higher volume reflecting normalized volumes after soft demand in the fourth quarter of 2005 and increased selling prices to recover raw material cost increases.

IPFG pro forma operating income increased $3.1 million, or 47%, to $9.7 million. Operating income margins also improved to 9.9% from 7.1% in the prior year. The increase was due to improved mix from new products and higher selling prices, which more than offset the impact of higher raw material costs.

Other Commercial

	Six Months Ended		Amount of Change
	June 30,	June 25,
Historical Results	2006	2005	$	%
	(In millions of dollars)

Net sales	$111.3	$25.8	$85.5	N/A
Operating income (loss)	5.9	(0.1)	6.0	N/A
Operating income margin	5.3%	(0.4)%	—	5.7%

Other Commercial net sales increased from $25.8 million to $111.3 million. The acquisition of GBC’s Document Finishing business accounted for $86.3 million of the increase. Sales volumes at Day-Timers declined by $0.8 million with lower sales in its reseller channels, partially due to the change in calendar, offset in part by higher direct-to — end-user catalog sales.

Other Commercial operating income increased $6.0 million to $5.9 million. The acquisition of GBC accounted for substantially all of the increase. Operating income within our Day-Timers business was unfavorably impacted by the change in the calendar.

	Six Months Ended		Amount of Change
	June 30,	June 25,
Combined Companies (Pro Forma)	2006	2005	$	%
	(In millions of dollars)

Pro forma net sales	$111.3	$107.1	$4.2	4%
Pro forma operating income	5.9	5.0	0.9	18%

On a pro forma basis net sales increased $4.2 million, or 4%. Unfavorable currency translation impacted pro forma sales by 1%. The increase was driven by higher sales of custom products and higher pricing and servicing in the Document Finishing business. This growth was partially offset by a 3% reduction in sales, primarily related to the Day-Timers business, which was a result of the change in calendar days for the comparative periods.

Pro forma operating income increased $0.9 million, to $5.9 million. The improvement in operating income and margin was driven by higher sales volume, increased pricing and lower SG&A expense.

Fiscal 2005 Versus Fiscal 2004

	Years Ended		Amount of Change
	December 31,	December 27,
Historical Results	2005	2004	$	%
	(In millions of dollars)

Net sales	$1,487.5	$1,175.7	$311.8	27%
Operating income	124.7	96.9	27.8	29%
Net income	59.5	68.5	(9.0)	(13)%

Net Sales

Sales increased $311.8 million, or 27%, to $1,487.5 million. The increase was principally related to the acquisition of GBC which accounted for $292.9 million, or 25% of the increase, and the favorable impact of foreign currency translation which accounted for $12.4 million, or 1%. Modest growth in underlying sales resulted from strong sales in Computer Products, which were driven by new product launches and share gains in key product categories. The increase was largely offset by lower net sales in Office Products, which was adversely impacted by price competition, and the incremental impact of customer consolidations on price and volume, in addition to comparatively weak economic conditions in the U.K.

Gross Profit/Margin

Gross profit increased $74.1 million, or 20%, to $439.5 million, primarily due to the acquisition of GBC which added $80.4 million of gross profit. Gross profit margin decreased to 29.5% from 31.1%. The decrease in margin for 2005 is primarily due to competitive pricing pressures, increased freight and distribution (increased fuel, storage and shipping costs) and manufacturing input costs (primarily resin and petroleum based plastics). These factors were partly offset by significant sales growth in the higher relative margin Computer Products segment, and by the favorable impact of foreign exchange on inventory purchase transactions at our foreign operations.

SG&A (advertising, selling, general and administrative expenses)

SG&A increased $59.2 million, or 24%, to $307.0 million. The increase was attributable to the acquisition of GBC which added $58.5 million in expense. SG&A decreased as a percentage of sales to 20.6% from 21.1%. The improvement in underlying SG&A is attributable to lower administrative expenses, significantly lower cost related to management incentive programs, partially offset by higher marketing and advertising expenses of $6.9 million to drive growth and added infrastructure costs of $4.7 million to support our public company status and to align our business model globally.

Operating Income

Operating income increased $27.8 million, or 29%, to $124.7 million, and increased as a percentage of sales to 8.4% from 8.2%. The increase was driven by the acquisition of GBC, amounting to $19.0 million, higher sales in the Computer Products segment and lower management incentive costs, partly offset by decreased gross profit margins.

Interest, Other Expense/(Income) and Income Taxes

Interest expense increased $20.3 million, to $28.8 million, as debt levels increased significantly in order to finance the transactions related to the spin-off from Fortune Brands and the merger with GBC. Other income decreased $1.2 million in 2005, primarily due to gains from foreign exchange transactions recognized in the prior year.

Income tax expense increased $18.4 million, to $39.5 million. The effective tax rate for 2005 was 41.2% compared to 23.5% for the prior year. The 2005 effective tax rate was impacted by a net charge of $3.4 million for U.S. tax on foreign dividends paid prior to the spin-off. Also included in the current period was tax expense of $3.2 million for U.S. tax on certain unrepatriated foreign earnings, resulting from a reorganization to facilitate the merger of various foreign operations. The prior year’s effective tax rate was favorably impacted by the reversal of valuation allowances of $3.7 million related to deferred tax assets that we determined would be realized against future earnings.

Net Income

Net income was $59.5 million for 2005 compared to $68.5 million in the prior year, and was significantly impacted by the increase in interest and income tax expenses. Included in net income for 2005 was the cumulative effect of a change in accounting principle related to the removal of a one month lag in reporting by several of our foreign subsidiaries, which increased net income by $3.3 million. In addition, net income included transaction-related expenses and restructuring and non-recurring after-tax costs of $12.2 million, or $0.29 per share, in the current year, and $26.7 million, or $0.75 per share, in the prior year.

Fiscal 2005 Versus Fiscal 2004 Combined Companies (Pro Forma)

The presentation of, and supporting calculations related to, the pro forma information contained in this Management’s Discussion and Analysis can be found in our Report on Form 8-K dated February 14, 2006. Such pro forma financial information has been prepared as though ACCO Brands and GBC had been combined as of the beginning of the fiscal year for 2005 and for 2004, and is based on the historical financial statements of ACCO Brands and GBC after giving effect to the merger of ACCO Brands and GBC. The unaudited pro forma financial information is not indicative of the results of operations that would have been achieved if the merger had taken place at the beginning of fiscal 2005 or 2004, or that may result in the future. In addition, the pro forma information has not been adjusted to reflect any operating efficiencies that have been, or may in the future be, realized as a result of the combination of ACCO Brands and GBC.

Restructuring and Restructuring-Related Charges

Management believes that an analysis of restructuring and restructuring-related charges and their net impact on operating income allow for a better understanding of the underlying business performance from year to year. The following table presents our pro forma combined results and the amounts of restructuring and restructuring-related charges for the years ended December 31, 2005 and December 27, 2004.

	Year Ended December 31, 2005
		Gross		Operating
Combined Companies (Pro Forma)	Net Sales	Profit	SG&A	Income
	(In millions of dollars)

Pro forma results	$1,937.0	$566.5	$421.9	$130.0
Restructuring and restructuring-related charges included in the results:
Restructuring costs	—			3.9
Restructuring-related expense/(income)	—	(1.3)	19.6	18.3

We have incurred a net total of $22.2 million in merger and integration related expenses, restructuring-related expense/(income) and restructuring expenses in 2005. The charges were primarily related to non-capitalizable costs associated with the acquisition of GBC and with the spin-off from Fortune Brands.

	Year Ended December 27, 2004
		Gross		Operating
Combined Companies (Pro Forma)	Net Sales	Profit	SG&A	Income
	(In millions of dollars)

Pro forma results	$1,887.0	$579.5	$413.7	$135.1
Restructuring and restructuring-related charges included in the results:
Restructuring costs	—	—		20.3
Restructuring-related expense	—	4.8	14.2	19.0

The prior year period included restructuring charges of $20.3 million and restructuring-related charges of $19.0 million. These charges were primarily related to the closure of manufacturing operations at the Val Reas, France and Turin, Italy locations and the related transfer of the majority of that production to our Tabor, Czech Republic facility. These were offset in part by gains on the sales of the Wheeling, Illinois and St. Charles, Illinois facilities. SG&A cost reduction programs and asset impairment charges in the United States were also incurred in the prior year period.

Pro Forma Net Sales

Pro forma net sales increased 3% to $1.94 billion, compared to $1.89 billion in the prior year. The impacts of foreign currency benefited pro forma sales by 1%. The underlying increase was primarily attributable to double-digit growth in Computer Products. This was partially offset by lower sales in the Office Products Group, which was adversely impacted by price competition, the incremental impact of customer consolidations on price and volume, and comparatively weak economic conditions in the U.K.

Pro Forma Gross Profit/Margin

Pro forma gross profit decreased $13.0 million, or 2.2%, to $566.5 million. Gross profit margin decreased to 29.2% from 30.7%. Included in gross profit were the inventory acquisition step-up in value of $5.4 million in 2005, and restructuring-related charges which negatively impacted gross margin by 0.3% and 0.4% in 2005 and in 2004, respectively. The decrease in margin for 2005 is primarily due to competitive pricing pressures (including unfavorable pricing in categories where the former ACCO World and GBC businesses overlapped), increased freight and distribution (increased fuel, inventory storage and shipping costs) and higher manufacturing input costs (primarily resin- and petroleum-based plastics). These factors were partly offset by the favorable impact of sales growth in the higher relative margin Computer Products segment, and by the favorable impact of foreign exchange on inventory purchase transactions at our foreign operations.

Pro Forma SG&A (advertising, selling, general and administrative expenses)

Pro forma SG&A increased $8.2 million, to $421.9 million, and decreased as a percentage of sales to 21.8% from 21.9%. The adverse impact of restructuring/merger-related charges was 1.0% and 0.7% of sales, for 2005 and 2004, respectively. The improvement in underlying SG&A percentage of sales (SG&A margin) is attributable to lower management incentive provisions, modestly offset by higher marketing and selling expenses to drive growth and added infrastructure costs to support our public company status and to align our business model globally.

Pro Forma Operating Income

Operating income on a pro forma basis decreased $5.1 million, or 3.8%, to $129.5 million, and decreased as a percentage of sales to 6.7% from 7.2%. The decrease was driven by lower average gross profit margins, partially offset by lower SG&A margins. Pro forma operating income was adversely affected by restructuring and restructuring-related charges which decreased the operating income margin by 1.2% and 2.0%, in 2005 and 2004, respectively.

Pro Forma Net Income

Pro forma net income before the change in accounting principle was $33.5 million, or $0.64 per share, compared to $54.0 million, or $1.06 per share, in the prior year. The decline was substantially the result of unfavorable pricing, increased freight and distribution costs and higher raw materials costs, as described in the Pro Forma Gross Profit/Margin discussion above. Additionally, the effective income tax rate for 2005 was significantly higher than the prior year, as discussed in Interest, Other Expense/(Income) and Income Taxes in the Historical Results above.

Segment Discussion

Office Products Group

	Years Ended		Amount of Change
	December 31,	December 27,
Historical Results	2005	2004	$	%
	(In millions of dollars)

Net sales	$1,068.0	$928.1	$139.9	15%
Operating income	84.3	64.6	19.7	31%
Operating income margin	7.9%	7.0%	—	0.9%

Office Products net sales increased 15%, to $1,068.0 million compared to $928.1 million in the prior year. The acquisition of GBC added $159.4 million, or 17.2%. The change due to foreign currency translation added $12.9 million, or 1%. These increases were offset by competitive pricing of 1%, including categories in which ACCO Brands and GBC competed prior to the merger, and particularly in our visual communications product line. Lower sales volumes, including small share losses in lower margin categories, and an overall decline in the U.K. due to small share losses and comparatively weak economic conditions, also contributed to the decline.

Office Products operating income increased 31%, to $84.3 million. The acquisition of GBC added $11.0 million, or 17.0%. The increase resulted from the lower restructuring and restructuring related costs which were significant in the prior year.

A detailed discussion of the Office Products results as if GBC had been included in results since the beginning of the year is presented below in the combined companies’ discussion. Management believes that a comparative review of operating income before restructuring and restructuring-related charges allows for a better understanding of the underlying business performance from year to year. The table below provides our pro forma segment results and the amounts of restructuring and restructuring-related charges to be excluded for comparative purposes for the indicated periods.

	Years Ended		Amount of Change
	December 31,	December 27,
Combined Companies (Pro Forma)	2005	2004	$	%
	(In millions of dollars)

Pro forma net sales	$1,304.5	$1,302.6	$1.9	—
Pro forma operating income	90.8	86.6	4.2	5%
Restructuring and restructuring-related charges	6.6	38.2	(31.6)	(83)%

On a pro forma basis, the sales increase was modest, and excluding the favorable impact of currency translation sales declined slightly. The decline was the result of unfavorable pricing established prior to the merger from price competition between the former ACCO World and GBC. Underlying volume was flat as growth in premium categories was offset by declines in ring binders and storage boxes.

Pro forma operating income increased $4.2 million, or 5%, to $90.8 million, while the operating income margin improved by 0.4%. Included in operating income were the inventory acquisition step-up of $2.7 million in 2005, and restructuring-related charges which negatively impacted operating income margins by 0.7% in 2005 and by 2.9% in 2004. The underlying decline was the result of the unfavorable pricing arrangements entered into prior to the merger, higher freight and distribution costs (increased fuel, container, storage and shipping costs due to a combination of increased third-party rates, smaller average delivery size and certain information systems change related inefficiencies) and increased raw material costs, particularly in the second half of 2005. These were partially offset by lower provisions for management incentive bonuses in 2005.

Computer Products Group

	Years Ended		Amount of Change
	December 31,	December 27,
Historical Results	2005	2004	$	%
	(In millions of dollars)

Net sales	$208.7	$169.6	$39.1	23%
Operating income	43.3	32.3	11.0	34%
Operating income margin	20.7%	19.0%	—	1.7%
Restructuring and restructuring-related charges	—	1.1	(1.1)	—

Computer Products delivered robust sales growth all year, increasing 23% to $208.7 million, versus $169.6 million in the prior year. The strong sales were driven by sales of mobile computer accessories and our new line of Apple® iPod® accessories, while the high margin security line of products continued to benefit from the resolution of intellectual property issues in the preceding year.

Computer Products operating income increased 34%, to $43.3 million, compared to $32.3 million in the prior year. The effect of restructuring costs in the prior year reduced operating income by 3%. Operating margins improved more than 100 basis points, benefiting from sales leverage, which more than offset the adverse impact of changing product mix on margins, higher freight costs to import product and increased spending in research and development and promotional and marketing activities to fuel future sales growth.

No pro forma information is provided for the Computer Products segment, as it was not impacted by the GBC acquisition.

  Commercial — Industrial and Print Finishing Group

	Years Ended
	December 31,	December 27,	Amount of Change
Historical Results	2005	2004	$	%
	(In millions of dollars)

Net sales	$68.5	—	$68.5	N/A
Operating income	4.4	—	4.4	N/A
Operating income margin	6.4%	—	—	N/A

The Industrial and Print Finishing Group, or IPFG, business was acquired as part of the merger with GBC and was not merged into an existing ACCO Brands segment; therefore, it is presented on a stand-alone pro-forma basis below.

	Years Ended
	December 31,	December 27,	Amount of Change
Combined Companies (Pro Forma)	2005	2004	$	%
	(In millions of dollars)

Pro forma net sales	$182.0	$175.1	$6.9	4%
Pro forma operating income	13.1	16.2	(3.1)	(19)%
Restructuring and restructuring-related charges	—	0.1	(0.1)	—

IPFG pro forma net sales increased 4%, to $182.0 million. Adjusting for currency, pro forma net sales increased 3%, benefiting from favorable pricing and volume gains. Price increases on film sales were substantial but occurred late in 2005. Therefore the price increases only had a marginal impact on total sales and did not fully recover the increased raw material resin costs in the United States during the second half of 2005.

IPFG pro forma operating income declined $3.1 million, to $13.1 million. Excluding the impact of the inventory acquisition step-up of $1.5 million in 2005, the underlying decline was due to substantial increases in raw material costs, particularly resins, which were only partially offset by raw material-related price increases. Additionally, fourth-quarter volume decreased modestly as our customers reacted negatively to our price increase.

Other Commercial

	Years Ended
	December 31,	December 27,	Amount of Change
Historical Results	2005	2004	$	%
	(In millions of dollars)

Net sales	$142.3	$78.0	$64.3	82%
Operating income	17.2	10.9	6.3	58%
Operating income margin	12.1%	14.0%	—	(1.9)%

Other Commercial net sales increased 82%, to $142.3 million. The acquisition of GBC’s Document Finishing business accounted for $64.9 million of the increase. Underlying sales volumes at Day-Timers declined by only $0.6 million, as the business continues to closely match newly acquired customer end users to those lost to attrition in the direct channel, and to exit the mass market in the reseller channel.

Other Commercial operating income increased 58%, to $17.2 million. The acquisition of GBC accounted for $6.0 million of the increase. Underlying operating income within our Day-Timers business improved due to lower sales returns, and reduced inventory and management incentive costs.

	Years Ended
	December 31,	December 27,	Amount of Change
Combined Companies (Pro Forma)	2005	2004	$	%
	(In millions of dollars)

Pro forma net sales	$241.8	$239.7	$2.1	1%
Pro forma operating income	22.6	24.4	(1.8)	(7)%
Restructuring and restructuring-related charges	—	0.7	(0.7)	—

On a pro forma basis net sales increased 1%. Excluding the impacts of currency, the increase was modest.

Pro forma operating income declined $1.8 million or 7%, to $22.6 million. Included in operating income in 2005 is the inventory acquisition step-up of $1.2 million, which adversely impacted operating income margin by 0.5%. Restructuring-related costs in the prior year reduced operating income margins by 0.2%. The decrease resulted primarily from higher raw material costs which were not recovered within the Document Finishing business.

Fiscal 2004 Versus Fiscal 2003

The following discussion of fiscal 2004 results compared to fiscal 2003 relates to the legacy ACCO Brands businesses only, and does not include the pro forma results of GBC.

	Years Ended
	December 27,	December 27,	Amount of Change
	2004	2003	$	%
	(In millions of dollars)

Net sales	$1,175.7	$1,101.9	$73.8	7%
Operating income	96.9	47.3	49.6	105%
Net income	68.5	26.7	41.8	157%

Net Sales

Sales for fiscal year 2004 increased $73.8 million, or 7%, to $1.18 billion. The increase was principally related to favorable foreign currency translation ($54.6 million or 5%), higher sales in the Office Products

Group due to volume growth and new products including Wilson Jones sheet protectors and binding and laminating machines and Rexel business machines. In addition, increased sales volumes in the Computer Products Group included new product introductions of Kensington mobile computer accessories. These factors were partially offset by increased customer programs due to the consolidation of major customers and competitive pricing.

Restructuring and Restructuring-Related Charges

Fiscal year 2004’s results were impacted by restructuring charges totaling $19.4 million and restructuring-related charges of $18.2 million. Fiscal year 2003’s results were impacted by restructuring charges totaling $17.3 million and restructuring-related charges of $19.1 million. Management believes that comparative review of operating income before restructuring and restructuring-related charges allows for a better understanding of the underlying businesses’ performance and trends.

The following tables provide a comparison of our reported results and the amounts of restructuring and restructuring-related charges for years 2004 and 2003.

	Year Ended December 27, 2004
		Gross		Operating
	Net Sales	Profit	SG&A	Income
	(In millions of dollars)

Reported results	$1,175.7	$365.4	$247.8	$96.9
Restructuring and restructuring-related charges included in reported results:
Restructuring costs	—	—	—	19.4
Restructuring-related expense	—	4.9	13.3	18.2

	Year Ended December 27, 2003
		Gross		Operating
	Net Sales	Profit	SG&A	Income
	(In millions of dollars)

Reported results	$1,101.9	$323.3	$245.0	$47.3
Restructuring and restructuring-related charges included in reported results:
Restructuring costs	—	—	—	17.3
Restructuring-related expense	—	9.8	9.3	19.1

Gross Profit/Margin

Gross profit in 2004 increased $42.1 million, or 13%, to $365.4 million and the gross profit margin increased to 31.1% from 29.3%. The increase in gross profit was driven by favorable foreign currency translation, decreased restructuring-related costs, and the continued benefits of restructuring actions implemented throughout the 2003 to 2004 period, including facility closure and supply chain realignment initiatives. Sales growth in higher relative margin product categories in the Computer Products Group, and the favorable impact of foreign exchange on purchases by foreign operations, also contributed to the improvement.

SG&A (advertising, selling, general and administrative)

SG&A expense increased $2.8 million, or 1%, to $247.8 million in 2004, but decreased as a percentage of sales to 21.1% from 22.2%. Included in SG&A were restructuring-related charges as identified above. The underlying decrease in SG&A was driven by continued cost reductions generated by previously implemented restructuring programs in the Office Products Group. These factors were partly offset by higher incentive plan accruals.

Operating Income

Operating income increased $49.6 million, or 105%, to $96.9 million in 2004 and increased as a percentage of sales to 8.2% from 4.3%. The negative impact of restructuring and restructuring-related charges was more than offset by significant volume growth in the Computer Products and Office Products Groups, a favorable change in product mix to higher relative margin products, the benefits of previously implemented restructuring programs, including facility closure and supply chain realignment initiatives, and the favorable impact of foreign exchange on translation.

Interest, Other Expense/(Income) and Income Taxes

Interest expense increased $0.5 million to $8.5 million in 2004. Other expense (income) increased $0.6 million to ($1.2) million in fiscal 2004, primarily due to earnings from joint ventures. The effective tax rate for 2004 was 23.5% compared to 33.1% in 2003. The 2004 effective tax rate was lower due to the reversal of a deferred tax asset valuation allowance which management determined would be realized following the improved results of certain European operations after completion of their restructuring activities, and the reversal of reserves for items resolved more favorably than anticipated.

Net Income

Net income increased $41.8 million, or 157%, to $68.5 million in 2004 due to increased operating income and favorable income tax adjustments.

Segment Discussion

Office Products Group

	Years Ended
	December 27,	December 27,	Amount of Change
	2004	2003	$	%
	(In millions of dollars)

Net sales	$928.1	$882.4	$45.7	5%
Operating income	64.6	31.5	33.1	105%
Operating income margin	7.0%	3.6%	—	3.4%
Restructuring and restructuring-related charges	36.9	30.2	6.7	22%

Sales in 2004 increased $45.7 million, or 5%, to $928.1 million. The increase was driven by favorable foreign currency translation of $49.1 million, as well as volume growth and the introduction of new products, including Wilson Jones sheet protectors and binding and laminating machines, Swingline stapling products and Rexel business machines. This was partly offset by increased customer programs due to the merger of major customers, competitive pricing and changes in sales volume levels.

Operating income increased $33.1 million, or 105%, to $64.6 million in 2004, reflecting higher gross profit levels and significantly reduced administrative expenses as a percentage of sales. Cost improvements were achieved through previously implemented restructuring programs, favorable currency translation, and the favorable impact of foreign exchange on certain foreign purchase transactions. Favorable product mix due to higher relative margin products also improved operating income levels. Increased customer programs and increased restructuring-related charges partially offset the year-over-year operating income growth.

Computer Products Group

	Years Ended
	December 27,	December 27,	Amount of Change
	2004	2003	$	%
	(In millions of dollars)

Net sales	$169.6	$138.0	$31.6	23%
Operating income	32.3	20.7	11.6	56%
Operating income margin	19.0%	15.0%	—	4.0%
Restructuring and related charges	1.1	0.1	1.0	N/A

Sales for 2004 increased $31.6 million, or 23%, to $169.6 million. New product introductions, demand-driven robust volume growth, foreign currency translation and the favorable outcome of certain intellectual property litigation all contributed to the increase. Computer security products and the introduction of mobile computer accessories were the principal drivers of the growth.

Operating income increased $11.6 million, or 56%, to $32.3 million, reflecting increased gross profit levels from the sales growth and increased royalty income. In addition, decreased SG&A expenses as a percentage of sales were the result of increased sales volumes, thereby leveraging the previous year’s investments in marketing and product development.

Other Commercial(a)

	Years Ended
	December 27,	December 27,	Amount of Change
	2004	2003	$	%
	(In millions of dollars)

Net sales	$78.0	$81.5	$(3.5)	(4)%
Operating income	10.9	11.3	(0.4)	(4)%
Operating income margin	14.0%	13.9%	—	0.1%
Restructuring and related charges	0.7	—	0.7	N/A

(a)	Substantially includes our previously reported Day-Timers segment.

Sales in 2004 decreased $3.5 million, or 4%, to $78.0 million. The decrease was driven by customer attrition in the Day-Timers direct channel and exiting the mass market channel, partly offset by share gains in the office superstores.

Operating income decreased $0.4 million, or 4%, to $10.9 million in 2004 due to lower sales partially offset by reduced administrative costs as we executed our strategy to minimize costs and investments in the more mature Day-Timer planners business.

Liquidity and Capital Resources

Our primary liquidity needs are to fund capital expenditures, service indebtedness and support working capital requirements. Our principal sources of liquidity are cash flows from operating activities and borrowings under our credit agreements and long-term notes. We maintain adequate financing arrangements at competitive rates. Our priority for cash flow over the near term, after internal growth, is to fund integration- and restructuring-related activities and the reduction of debt that was incurred in connection with the merger with GBC and the spin-off from our former parent. See “Capitalization” below for a description of our debt.

Six Months Ended June 30, 2006 Versus June 25, 2005

Cash Flow from Operating Activities

Cash provided by operating activities was $30.5 million for the six months ended June 30, 2006 and cash used was ($1.4) million for the six months ended June 30, 2005. Net income (loss) in 2006 was $(9.9) million, or $38.7 million less than 2005. Non-cash adjustments to net income were $39.7 million in 2006, compared to $14.5 million in 2005, on a pre-tax basis.

Principal cash items favorably affecting operating activities included:

•	Higher accounts payable as we benefited from later timing of inventory purchases compared to the prior year, extended payment terms, improved inventory management and other cash management initiatives.

•	Substantially lower payments in 2006 of long term incentives and annual bonuses (accrued in 2005 and prior years) as a result of underachieved targets in 2005 compared to significant overachievement in the 2004 year. In addition, the first quarter of 2005 included payments amounting to $22 million related to long term incentives tied to the successful repositioning of the former ACCO World businesses.

Principal cash items unfavorably affecting operating activities included:

•	Higher inventory levels resulted from the seasonal back to school build, as well as lower than expected second quarter 2006 sales mainly in Computer Products and in European Office Products. The timing of receipt for inventories sourced by us (instead of manufactured), coupled with increased raw material and other product input costs, have also increased inventory values.

•	Lower cash collections from accounts receivable resulting principally from the resolution of 2004 customer billing delays, which benefited the first quarter of 2005.

•	Higher payments for customer programs resulting from enhanced programs (customer consolidation & competitive pricing), including such programs associated with pre-merger GBC.

•	Payments associated with acquisition related interest expense.

Cash Flow from Investing Activities

Cash used by investing activities was $10.0 million in 2006 and $13.5 million in 2005. Gross capital expenditure was $12.1 million and $13.3 million in 2006 and 2005, respectively; both years include substantial investment in enhanced information technology systems. The 2006 period includes cash distributions received from our investments in unconsolidated subsidiaries of $1.3 million.

Cash Flow from Financing Activities

Cash used by financing activities was $72.6 million in 2006. During the 2006 six month period, we paid all of the required fiscal 2006 debt service of $24.7 million and paid down an additional $55.0 million of the Senior Secured Term Loan Credit Facilities. We expect to pay down additional debt during the remainder of the year. Cash provided by financing activities in 2005 of $39.0 million was principally related to funding provided by our former parent, Fortune Brands.

Fiscal 2005 Versus Fiscal 2004

Cash Flow from Operating Activities

Cash provided by operating activities was $65.3 million and $64.9 million for the years ended December 31, 2005 and December 27, 2004, respectively. Net income in 2005 was $59.5 million, or $9.0 million lower than 2004. Income tax and interest expense payments increased by $15.5 million and $8.8 million, respectively. Other principal items impacting the change were:

•	Cash provided by accounts receivable of $6.1 million, an increase of $57.2 million over 2004, resulting primarily from the 2005 resolution of fourth quarter 2004 customer billing delays in the United States following our Oracle systems implementation (which delayed receipt of payments to the first quarter of 2005), and some shift in timing of collections due to the adverse impact of customer consolidations on negotiated payment terms.

•	Customer program payments in 2005 which were higher than the prior year due to enhanced programs, and the overachievement of 2004 targets (a portion of which was paid in early 2005).

•	2005 payments of $22 million related to the achievement of long-term incentives tied to the successful repositioning of the former ACCO World businesses. Also paid in 2005 were annual bonus and executive management incentive payments related to the 2004 year, which exceeded the prior year due to overachievement of targets.

•	In 2004, we contributed a supplemental $22.0 million to our ACCO U.K. pension fund, which did not recur in 2005.

Cash Flow from Investing Activities

Cash used by investing activities was $32.4 million in 2005 and $6.1 million in 2004. Gross capital expenditure was $34.5 million and $27.6 million in 2005 and 2004, respectively; both years include substantial investment in enhanced information technology systems of $12.7 million and $16.8 million in 2005 and 2004, respectively. In 2005, capital spending was partly offset by proceeds from the sale of certain properties for $2.5 million, of which $1.8 million relates to the sale of our Turin, Italy facility. In 2004, proceeds of $21.5 million were generated primarily from the sale of our Wheeling, Illinois and St. Charles, Illinois plants, and our University Park, Illinois distribution center (all closed under our restructuring program).

Cash Flow from Financing Activities

Cash used by financing activities was $17.5 million and $46.5 million for the years ended December 31, 2005 and December 27, 2004, respectively. The overall change includes a number of substantial exchanges in the 2005 period, including the initial proceeds of $950.0 million from long-term credit facilities and notes transactions executed in connection with the spin-off and merger, a one-time dividend payment of $625.0 million to our shareholders as of August 16, 2005, and the repayment of $293.6 million of debt assumed in the merger with GBC.

Fiscal 2004 Versus Fiscal 2003

Cash Flow from Operating Activities

Cash provided by operating activities was $64.9 million and $67.7 million for the fiscal years ended 2004 and 2003, respectively. While 2004 net income increased $41.8 million year over year, 2003 net income included an $8.0 million non-cash write-off (net of tax) of identifiable intangibles. Other principal items impacting the change were:

•	Higher accounts payable generated $16.6 million more cash in 2004 than in 2003 driven by extended vendor payment terms and the later timing of inventory purchases in the fourth quarter of 2004.

•	Increased customer program accruals at 2004 year end (to be paid in 2005) on higher achievement of volume targets compared to 2003, which added to cash retained in 2004.

•	Higher accounts receivable at year end 2004 used $57.8 million more cash than in 2003, as the result of higher fourth quarter sales, customer billing delays in the United States following the Oracle systems implementation (which delayed receipt of some payments to the first quarter of 2005), and the adverse impact of extended payment terms due to customer consolidations.

•	Additional pension contributions of $22.0 million in 2004, and $16 million in 2003, were made to the U.K. pension fund.

Cash Flow from Investing Activities

Cash used by investing activities was $6.1 million and $1.7 million for the fiscal years 2004 and 2003, respectively. Gross capital expenditure was $27.6 million and $16.3 million, for the fiscal years 2004 and 2003, respectively. The increase in capital expenditure in 2004 was largely due to costs associated with the implementation of Oracle systems modules in the United States. Further, capital spending in recent years was suppressed as we placed focus on restructuring-related initiatives, including the overall reduction of our facility footprint. Capital expenditure was partly offset by proceeds, principally from the sale of facilities, of

$21.5 million and $14.6 million for the fiscal years 2004 and 2003, respectively. In 2004, proceeds were generated primarily from the sale of our Wheeling, Illinois and St. Charles, Illinois plants and our University Park, Illinois distribution center. In 2003, proceeds were substantially related to the sale of one manufacturing plant in Nogales, Mexico and the sale of our former European headquarters facility in the U.K.

Cash Flow from Financing Activities

Cash used by financing activities was $46.5 million and $57.3 million for the fiscal years 2004 and 2003, respectively. The change in this account is substantially due to reduced working capital requirements, which resulted in an increase to the “inter-company cash receivable” balance from ACCO Brands’ former parent. In ACCO Brands’ historical financing structure, Fortune Brands secured and provided nearly all credit facilities and swept the majority of the ACCO Brands’ cash accounts, and therefore its cash generation, on a daily basis.

Capitalization

Approximately 52.2 million shares of the our common stock, par value of $0.01 per share, were issued in connection with the distribution of all outstanding shares of ACCO Brands held by Fortune Brands to its stockholders and our merger with GBC (see further discussion in Notes 3, 5 and 11 to our Consolidated Financial Statements contained in this prospectus). We had approximately 52.8 million common shares outstanding as of December 31, 2005.

Our total debt at June 30, 2006 and at December 31, 2005 was $873.1 million and $941.9 million, respectively. The ratio of our debt to stockholders’ equity at June 30, 2006 and at December 31, 2005 was 2.2 to 1 and 2.3 to 1, respectively.

In conjunction with the spin-off of ACCO Brands to the shareholders of Fortune Brands and the GBC merger, we issued $350 million in senior subordinated notes with a fixed interest rate of 7.625% due 2015. Additionally, we, our Day-Timers, Inc. subsidiary and two of our foreign subsidiaries located in the United Kingdom and in the Netherlands have entered into the following new senior secured credit facilities with a syndicate of lenders:

•	a $400.0 million U.S. term loan facility, with quarterly amortization, maturing on August 17, 2012, with interest based on either LIBOR or a base rate;

•	a $130.0 million U.S. dollar revolving credit facility (including a $40.0 million letter of credit sublimit) maturing on August 17, 2010, with interest based on either LIBOR or a base rate;

•	a £63.6 million sterling term loan facility, with quarterly amortization, maturing on August 17, 2010, with interest based on GBP LIBOR;

•	a €68.2 million euro term loan facility, with quarterly amortization, maturing on August 17, 2010, with interest based on EURIBOR; and

•	a $20.0 million U.S. dollar equivalent euro revolving credit facility maturing on August 17, 2010 with interest based on EURIBOR.

ACCO Brands is the borrower under the U.S. term loan facility and the U.S. dollar revolving credit facility, the United Kingdom subsidiary is the borrower under the sterling term loan facility and the U.S. dollar equivalent euro revolving credit facility, and the Netherlands subsidiary is the borrower under the euro term loan facility. Borrowings under the facilities are subject to a “pricing grid” which provides for lower interest rates in the event that certain financial ratios improve in future periods.

The net proceeds of the senior subordinated notes issue, together with borrowings under the new senior secured credit facilities and cash on hand were used to finance the repayment of special dividend notes issued by ACCO World to its stockholders, repay existing indebtedness of GBC and ACCO World and fund fees and expenses related to the note offering.

The senior secured credit facilities are guaranteed by all of our domestic subsidiaries (which we refer to as U.S. guarantors) and secured by substantially all of the assets of the borrowers and each U.S. guarantor.

We must meet certain restrictive financial covenants as defined under the senior secured credit facilities. The covenants become more restrictive over time and require us to maintain certain ratios related to total leverage and interest coverage. The financial covenant ratio levels under the senior secured credit facilities are as follows:

	Maximum — Leverage	Minimum — Interest
	Ratio(1)	Coverage Ratio(2)

4th Quarter 2005 to 3rd Quarter 2006	5.00 to 1	2.75 to 1
4th Quarter 2006 to 3rd Quarter 2007	4.75 to 1	2.75 to 1
4th Quarter 2007 to 3rd Quarter 2008	4.25 to 1	3.00 to 1
4th Quarter 2008 to 3rd Quarter 2009	3.75 to 1	3.00 to 1
4th Quarter 2009 to 3rd Quarter 2010	3.50 to 1	3.00 to 1
4th Quarter 2010 to 2nd Quarter 2012	3.25 to 1	3.00 to 1

(1)	The leverage ratio is computed by dividing our financial covenant debt by the cumulative four quarter trailing EBITDA, which excludes restructuring and restructuring-related charges as well as other adjustments defined under the senior secured credit facilities.

(2)	The interest coverage ratio for any period is our EBITDA for such period divided by our cash interest expense for such period.

There are also other restrictive covenants, including restrictions on dividend payments, share repurchases, acquisitions, additional indebtedness and capital expenditures.

The senior secured credit facilities contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-accelerations, certain bankruptcy or insolvency events, judgment defaults, certain ERISA-related events, changes in control or ownership, and invalidity of any collateral or guarantee or other document.

Each of our domestic subsidiaries that guarantees obligations under the senior secured credit facilities also unconditionally guarantees the senior subordinated notes on an unsecured senior subordinated basis.

The indenture governing the senior subordinated notes contains covenants limiting, among other things, our ability, and the ability of our restricted subsidiaries, to incur additional debt, pay dividends on capital stock or repurchase capital stock, make certain investments, enter into certain types of transactions with affiliates, limit dividends or other payments by our restricted subsidiaries to ACCO Brands, use assets as security in other transactions and sell certain assets or merge with or into other companies.

As of June 30, 2006, the amount available for borrowings under the revolving credit facilities was $142.5 million (allowing for $7.5 million of letters of credit outstanding on that date).

As of and for the period ended June 30, 2006, we were in compliance with all applicable covenants. On February 13, 2006 we entered into an amendment to our senior secured credit facilities waiving any default that may have arisen under those facilities as a result of the restatement of our financial statements as described in Note 1 of the December 31, 2005 Consolidated Financial Statements contained in this prospectus.

Adequacy of Liquidity Sources

We believe that our internally generated funds, together with revolver availability under our senior secured credit facilities and our access to global credit markets, provide adequate liquidity to meet both our long-term and short-term capital needs with respect to operating activities, capital expenditures and debt service requirements. Our existing credit facilities would not be affected by a change in our credit rating.

Off-Balance-Sheet Arrangements and Contractual Financial Obligations

We do not have any material off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Our contractual obligations and related payments by period at December 31, 2005 were as follows:

					After 5
	Total	Year 1	Years 2-3	Years 4-5	Years
	(In millions of dollars)

Contractual obligations
Long-term debt and capital lease obligations	$941.9	$30.1	$73.6	$109.2	$729.0
Interest on long-term debt(1)	463.0	60.6	117.0	106.6	178.8
Operating lease obligations	131.8	27.5	39.8	27.9	36.6
Purchase obligations(2)	94.5	92.4	1.8	0.3	—
Other long-term liabilities(3)	5.1	5.1	—	—	—

Total	$1,636.3	$215.7	$232.2	$244.0	$944.4

(1)	Interest expense calculated at December 31, 2005 rates for variable rate debt.

(2)	Purchase obligations primarily consist of contracts and noncancellable purchase orders for raw materials and finished goods.

(3)	Obligations related to the other long-term liabilities consist of payments for certain non-U.S. pension plans.

Critical Accounting Policies

Our financial statements are prepared in conformity with U.S. generally accepted accounting principles. Preparation of our financial statements require us to make judgments, estimates and assumptions that affect the amounts of actual assets, liabilities, revenues and expenses presented for each reporting period. Actual results could differ significantly from those estimates. We regularly review our assumptions and estimates, which are based on historical experience and, where appropriate, current business trends. We believe that the following discussion addresses our critical accounting policies, which require more significant, subjective and complex judgments to be made by our management.

Revenue Recognition

In accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition,” we recognize revenue from product sales when earned, net of applicable provisions for discounts, return and allowances. Criteria for recognition of revenue are whether title and risk of loss have passed to the customer, persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. We also provide for our estimate of potential bad debt at the time of revenue recognition.

Allowances for Doubtful Accounts and Sales Returns

Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowance for doubtful accounts represents estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions.

The allowance for sales returns represents estimated uncollectible receivables associated with the potential return of products previously sold to customers, and is recorded at the time that the sales are recognized. The allowance includes a general provision for product returns based on historical trends. In addition, the allowance includes a reserve for currently authorized customer returns which are considered to be abnormal in comparison to the historical basis.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out with minor amounts at average) or market. A reserve is established to adjust the cost of inventory to its net realizable value. Inventory reserves are recorded for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as product discontinuance or engineering/material changes. These estimates could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals, which improve and extend the life of an asset, are capitalized; maintenance and repair costs are expensed. Purchased computer software, as well as internally developed software, is capitalized and amortized over the software’s useful life. Estimated useful lives of the related assets are as follows:

Buildings	40 to 50 years
Leasehold improvements	Lesser of lease term or 10 years
Machinery, equipment and furniture	3 to 10 years

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-lived Assets,” a long-lived asset (including amortizable identifiable intangibles) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During 2004, and in previous years, provisions were established for certain assets impacted by restructuring activities. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate at the time of future cash flow, derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using a quoted market price, or if unavailable, using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

Intangibles

In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangibles are tested for impairment on an annual basis and written down when impaired. An interim impairment test is required if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

In addition, FAS 142 requires that purchased intangible assets other than goodwill be amortized over their useful lives unless these lives are determined to be indefinite. Certain of our trade names have been assigned an indefinite life as we currently anticipate that these trade names will contribute cash flows to ACCO Brands indefinitely.

We review indefinite-lived intangibles for impairment annually, and whenever market or business events indicate there may be a potential adverse impact on that intangible. We consider the implications of both external factors (e.g., market growth, pricing, competition, and technology) and internal factors (e.g., product costs, margins, support expenses, and capital investment) and their potential impact on cash flows for each business in both the near and long term, as well as their impact on any identifiable intangible asset associated with the business. Based on recent business results, consideration of significant external and internal factors, and the resulting business projections, indefinite-lived intangible assets are reviewed to determine whether they are likely to remain indefinite-lived, or whether a finite life is more appropriate. In addition, based on events in the period and future expectations, management considers whether the potential for impairment exists as required by FAS 142.

In conjunction with our ongoing review of the carrying value of identifiable intangibles, in the years 2004 and 2005, there were no write-downs of intangible assets. In 2003, we recorded a non-cash write-down of identifiable intangibles of $12.0 million ($8.0 million after tax) to recognize the diminished values of identifiable intangibles resulting from the repositioning of our Boone and Hetzel businesses.

Goodwill

We test the goodwill for impairment at least annually and it is required to be tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has been incurred. If the carrying amount of the goodwill exceeds its fair value, an impairment loss would be recognized. In applying a fair-value-based test, estimates would be made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. At June 30, 2006, we believe that no event or circumstance has occurred or exists since the August 17, 2005 acquisition of GBC to indicate that the carrying value of goodwill of $443.2 million exceeds fair value.

Employee Benefit Plans

We provide a range of benefits to our employees and retired employees, including pensions, post-retirement, post-employment and health care benefits. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. Actuarial assumptions are reviewed on an annual basis and modifications to these assumptions are made based on current rates and trends when it is deemed appropriate. As required by United States generally accepted accounting principles, the effect of our modifications are generally recorded and amortized over future periods. We believe that the assumptions utilized in recording our obligations under the plans are reasonable based on our experience. The actuarial assumptions used to record our plan obligations could differ materially from actual results due to changing economic and market conditions, higher or lower withdrawal rates or other factors which may impact the amount of retirement related benefit expense recorded by us in future periods.

The discount rate assumptions used to determine the post-retirement obligations of the U.S. pension plan at December 31, 2005 were based on the Hewitt Yield Curve, or HYC, which was designed by Hewitt Associates to provide a means for plan sponsors to value the liabilities of their post-retirement benefit plans. The HYC is a hypothetical double-A yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the HYC is required to have a rating of Aa or better by Moody’s Investor Service, Inc. or a rating of AA or better by Standard & Poor’s. Prior to using the HYC rates, the discount rate assumptions for the post-retirement expenses in 2005, 2004 and 2003 and the obligations at December 27, 2004 were based on investment yields available on AA rated long-term corporate bonds.

The discount rate assumptions used to determine the postretirement obligations of the international pension plans at December 31, 2005 reflect the rates at which we believe the benefit obligations could be effectively settled.

The expected long-term rate of return on plan assets reflects management’s expectations of long-term average rates of return on funds invested based on our investment profile to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns over the last 10 years, and asset allocation and investment strategy.

Pension expenses were $8.2 million, $7.9 million and $4.9 million, respectively, in the years ended December 31, 2005 and December 27, 2004 and 2003. Post-retirement expenses (income) were ($0.2) million, ($0.7) million and $0.1 million, respectively, in the years ended December 31, 2005 and December 27, 2004 and 2003. In 2006, we expect pension expense of approximately $8.7 million and post-retirement expense of approximately $0.6 million. A 25-basis point change (0.25%) in our discount rate assumption would lead to an increase or decrease in our pension expense of approximately $1.7 million for 2006. A 25-basis point change (0.25%) in our long-term rate of return assumption would lead to an increase or decrease in pension expense of approximately $0.9 million for 2006.

Customer Program Costs

Customer programs and incentives are a common practice in the office products industry. We incur customer program costs to obtain favorable product placement, to promote sell-through of products and to maintain competitive pricing. Customer program costs and incentives, including rebates, promotional funds and volume allowances, are accounted for as a reduction to gross sales. These costs are recorded at the time of sale based on management’s best estimates. Estimates are based on individual customer contracts and projected sales to the customer in comparison to any thresholds indicated by contract. In the absence of a signed contract, estimates are based on historical or projected experience for each program type or customer. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in sales volume expectations).

Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized.

The amount of income taxes that we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are revised or resolved.

Recent Accounting Pronouncements

We adopted SFAS No. 123(R) effective January 1, 2006, using the modified prospective method. Refer to Note 2 for further information.

Under SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment, including long-term projections regarding stock price volatility, employee exercise, post-vesting termination, and pre-vesting forfeiture behaviors, interest rates and dividend yields. Management used the guidance outlined in Securities and Exchange Commission Staff Accounting Bulletin No. 107 (SAB No. 107) relating to SFAS No. 123(R) in selecting a model and developing assumptions.

We have historically used the Black-Scholes model for estimating the fair value of stock options in providing the pro forma fair value method disclosures pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). After a review of alternatives, we decided to continue to use this model for estimating the fair value of stock options as it meets the fair value measurement objective of SFAS No. 123(R).

We have utilized historical volatility for a pool of peer companies for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The weighted average expected option term reflects the application of the simplified method set out in SAB No. 107. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The forfeiture rate used to calculate compensation expense is primarily based on our estimate of employee forfeiture patterns based on the experience of Fortune Brands.

The use of different assumptions would result in different amounts of stock compensation expense. Holding all other variables constant, the indicated change in each of the assumptions below increases or decreases the fair value of an option (and hence, expense), as follows:

	Change to	Impact on Fair Value
Assumption	Assumption	of Option

Expected volatility	Higher	Higher
Expected life	Higher	Higher
Risk-free interest rate	Higher	Higher
Dividend yield	Higher	Lower

The pre-vesting forfeitures assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeitures assumption would not impact the total amount of expense ultimately recognized over the vesting period. Different forfeitures assumptions would only impact the timing of expense recognition over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

The fair value of an option is particularly impacted by the expected volatility and expected life assumptions. In order to understand the impact of changes in these assumptions on the fair value of an option, management performed sensitivity analyses. Holding all other variables constant, if the expected volatility assumption for the fourth quarter 2005 stock option grant were to increase by 5 percentage points, the fair value of a stock option would increase by approximately 10.2%, from $7.84 to $8.64. Alternately, if the expected volatility assumption for the fourth quarter 2005 stock option grant were to decrease by 5 percentage points, the fair value of a stock option would decrease by approximately 10.5%, from $7.84 to $7.02. Holding all other variables constant (including the expected volatility assumption), if the expected term assumption for the fourth quarter 2005 stock option grant were to increase by one year, the fair value of a stock option would increase by approximately 11.1% from $7.84 to $8.71.

Management is not able to estimate the probability of actual results differing from expected results, but believes our assumptions are appropriate, based upon the requirements of SFAS No. 123(R), the guidance included in SAB No. 107, and our historical and expected future experience.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 establishes a two-step process consisting of (a) recognition and (b) measurement for evaluating a tax position. The interpretation provides that a position should be recognized if it is more likely than not that a tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Any differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable or a reduction of an income tax refund receivable; a reduction in a deferred tax asset or an increase in a deferred tax liability; or both. This interpretation is effective for fiscal years beginning after December 15, 2006. The provisions of the Interpretation should be applied to all tax positions upon initial adoption. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings as of the date of adoption. The implementation of this interpretation is not expected to have a material effect on our Consolidated Financial Statements.

In June 2006 the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-3 How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (EITF 06-3). The consensuses reached in EITF 06-3 provide that presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, which could include sales, use, value added and other excise taxes on either a gross or a net basis is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, Disclosure of Accounting Policies. In addition, the Task Force noted that for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The consensuses in EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. The application of the consensuses in this Issue is not expected to have a material effect on our consolidated financial statements.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. We will apply the requirements of FAS 154 on any changes in principle made on or after January 1, 2006.

HISTORY OF SPIN-OFF AND MERGER

On August 16, 2005, Fortune Brands then our majority stockholder, completed its spin-off of ACCO Brands by means of a pro rata distribution of all outstanding shares of ACCO Brands held by Fortune Brands to its stockholders. In the distribution, each Fortune Brands stockholder received one share of ACCO Brands common stock for every 4.255 shares of Fortune Brands common stock held of record as of the close of business on August 9, 2005. Following the distribution, we became an independent, separately traded public company. On August 17, 2005, pursuant to an Agreement and Plan of Merger dated as of March 15, 2005, as amended as of August 4, 2005, by and among Fortune Brands, ACCO Brands, Gemini Acquisition Sub, Inc., a wholly owned subsidiary of ACCO Brands and General Binding Corporation, or GBC, Gemini Acquisition Sub merged with and into GBC. Each outstanding share of GBC common stock and GBC Class B common stock was converted into the right to receive one share of ACCO Brands common stock and each outstanding share of Gemini Acquisition Sub common stock was converted into one share of GBC common stock. As a result of the merger, the separate corporate existence of Gemini Acquisition Sub ceased and GBC continues as the surviving corporation and a wholly owned subsidiary of ACCO Brands.

BUSINESS

Overview

We are one of the world’s largest suppliers of branded office products to select categories of the office products resale industry (excluding furniture, computers, printers and bulk paper). We design, develop, manufacture and market a wide variety of traditional and computer-related office products, supplies, binding and laminating equipment and consumable supplies, personal computer accessory products, paper-based time management products, presentation aids and label products. Through a focus on research, marketing and innovation, we seek to develop new products that meet the needs of our consumers and commercial end-users, which we believe will increase the premium product positioning of our brands. We compete through a balance of innovation, a low-cost operating model and an efficient supply chain. We sell our products primarily to markets located in North America, Europe and Australia. Approximately 83% of our $1.9 billion in pro forma 2005 net sales were derived from our commercial and consumer brands representing the number one or number two positions in the select markets in which we compete. Our brands include Swingline®, GBC®, Kensington®, Quartet®, Rexel®, Day-Timer®, and Wilson Jones®, among others.

The majority of our office products are used by businesses. Many of these end-users purchase our products from our customers, which include commercial contract stationers, retail superstores, wholesalers, distributors, mail order catalogs, mass merchandisers, club stores and dealers. We also supply our products directly to commercial and industrial end-users and to the educational market. We typically target the premium-end of the product categories in which we compete, which is characterized by high brand and product equity, high customer loyalty and a reasonably high price gap between branded and “private label” products. We limit our participation in value categories to areas where we believe we have an economic advantage or where it is necessary to merchandise a complete category.

The profitability of our leading premium brands and the scale of our business operations enable us to invest in product innovations and drive market share growth across our product categories. In addition, the expertise we use to satisfy the exacting technical specifications of our demanding industrial and commercial customers is in many instances the basis for expanding our products and innovations to consumer products. For example, our expertise in specialized laminating films for commercial book printing, packaging and digital print lamination, and high-speed laminating and binding equipment for industrial customers, enables us to develop, manufacture and sell consumer binding and laminating equipment targeted at the small-business market.

We utilize a combination of manufacturing and third-party sourcing to procure our products, depending on transportation costs, service needs and direct labor costs.

In the near term, we are focused on realizing synergies from our combination with GBC. We believe there are significant potential savings opportunities from the acquisition of GBC, arising from potential cost reductions attributable to efficiencies and synergies to be derived from facility integration, headcount reduction, supply chain optimization and revenue enhancement. As a result of this transaction, our near-term priorities for the use of cash flow will be to fund integration and restructuring-related activities and to pay down acquisition-related debt.

Industry

The office products industry in our principal markets is a mature industry comprised of a broad range of supplies, equipment and furniture that are commonly found in a typical office setting, as well as in schools and homes. We estimate that the office products industry in North America, Europe and Australia is approximately $100 billion annually. Based on our estimates, we believe that the portion of this market in which we compete (including supplies, computer accessories and binding and laminating equipment) is approximately $15 billion annually.

Key Factors and Trends Affecting Industry Demand

Historically, demand for office products in the United States has closely tracked trends in white-collar employment levels, gross domestic product (GDP) and, more recently, the growth of small businesses and home offices. We believe that demand in our addressable market generally is driven by the same factors as those affecting the broader office products industry, particularly trends in the office market segment of the office products industry.

White-Collar Employment Levels.  As most developed market economies have shifted from manufacturing to service based economies, the number of white-collar office workers has grown which has contributed to growth in the overall office products industry. Service industries are expected to continue to account for a significant portion of future job growth. Demand for office products is also believed to be driven by the proliferation of paper in the office created by a range of machines including printers, faxes and copiers, as well as the ease by which information and documents may be shared through electronic mail and overnight couriers. Some studies project that consumers may shift toward relying on electronic mediums, particularly electronic storage; however, studies also show that most people still print e-mails and find it easier to read information on paper.

Trends in GDP.  U.S. GDP grew by 3.9% in 2004 and 3.2% in 2005. European GDP grew by 2.3% in 2004 and 1.7% in 2005. According to the School, Home & Office Products Association (SHOPA), which covers the office products industry in the United States, the school and office products industry grew at a rate of approximately 3.3% in 2004, with 2005 growth estimated at 3.5%.

Growth in Small Businesses and Home Offices.  Growth in the number of small businesses and home offices, which SHOPA refers to as the home environment, has been recognized as a major industry trend affecting growth in the office products markets. Increased worker mobility and the creation of secondary home offices has led to more temporary filing and increased demand for the products in our addressable market. The growth of small businesses is estimated by the U.S. Small Business Administration to generate between 60% and 80% of U.S. jobs annually, which has positive effects on industry demand for office products. Office products superstores and mass merchandisers and retailers are the main distribution channels for this market, contributing to the growing importance of retail distribution channels. SHOPA estimates that sales in the home environment represented approximately $112 billion, or 36%, of total U.S. industry sales in 2004, and grew approximately 3% over the prior year.

In other geographic regions in which we compete, notably Canada, Mexico, Europe and Australia, we believe trends in a country’s gross national product, white-collar employment levels and small business and home office growth will impact the demand for office products in a manner similar to how those trends affect the industry in the United States.

Sector Consolidation

The industry is also characterized by the emergence of office products channel consolidators, such as Office Depot, Staples and OfficeMax, which distribute products to their customers through multiple distribution channels (e.g., contract stationer, retail, mail order and Internet). The rapid growth of these chains, which represent some of our largest customers, has contributed to increased consumer awareness of office products and has improved the negotiating power of these chains with suppliers. We believe consolidation is further along in North America than in Europe but will accelerate in Europe. As channel consolidation accelerates in these areas, we anticipate that a number of the smaller, regional office products suppliers that lack premium product offerings, product innovation capabilities, or adequate size, scope and geographic presence will be acquired or forced to consolidate.

Additionally, large chains and other companies increasingly seek to source and sell products under their own private label brands. Private label products typically emerge in lower to middle price point items or in commodity-type categories. In contrast, we believe that higher priced, innovative premium brands are more likely to be driven by one or two recognized national brands and by large premium brand suppliers. Although private label office products typically target a different end of the market as compared to premium office products, private label office products remain largely dependent on premium office products to increase consumer awareness of the entire product category, making premium office products suppliers even more important to these large chains and other private label retailers. Pricing and demand levels for office products also have reflected a substantial consolidation within global resellers of office products. As the office products industry continues to consolidate, it becomes increasingly important for office products suppliers to have sufficient scale in a category (often requiring wider geographic presence) to invest in product innovation and marketing that can provide a consumer trade-up strategy and a price umbrella for customer private label strategies.

Distribution Channels

Key distribution channels in the office products industry include:

Commercial Contract Stationers.  Most large commercial end-users buy a broad range of office products in bulk from a commercial contract stationer through a contract purchasing system. These commercial contract stationers typically generate most of their revenues from their commercial contract stationery operations, but also typically distribute office products through many of the other distribution channels described below.

Mail Order Distributors.  Mail order distributors sell office product supplies through catalogues mailed to potential customers. They have sophisticated marketing research and target marketing programs.

Retail Office Products Superstores.  Office products superstores carry thousands of different office products and sell brand name and private label products at attractive prices and are primarily targeted at small businesses and the home office and school consumers.

Dealers and Buying Groups.  Independent office products dealers have joined together to form large and geographically dispersed buying groups to effectively compete against the larger commercial contract stationers. These groups increase their buying power through negotiated purchasing programs covering a full range of office products.

Wholesalers.  Wholesalers sell a broad range of different manufacturers’ office products to independent office products dealers and contract stationers, national mega-dealers, office products superstores, computer products resellers, office furniture dealers, mass merchandisers, mail order companies, sanitary supply distributors, drug and grocery store chains, and e-commerce merchants.

Mass Retailers.  Mass retailers sell a limited range of high volume office supplies, particularly consumable products that represent a small portion of such store’s total volume. This distribution base is growing in its significance in the office products industry.

Club Stores.  Similar to mass retailers, club stores sell a limited range of high volume office supplies, particularly consumable products that represent a small portion of such store’s total volume. These stores typically require annual memberships, including membership programs targeted to small businesses, and represent an increasing portion of sales of office products.

School Suppliers.  School suppliers represent a largely seasonal segment of the office products industry, with smaller retailers prevalent in North America and larger, wholesale channels prevalent in Europe where school supplies purchasing tends to be more centralized.

The principal market participants in each of the above distribution channels are identified below:

Office Products Distribution Channels

Retail
	Contract		Office	Dealers &
	Stationers	Mail Order	Product	Buying		Mass	Club	School
	(Commercial)	Distributors	Stores	Groups	Wholesalers	Retailers	Stores	Suppliers

North America	Office Depot Staples OfficeMax (Boise) Corporate Express	Office Depot Staples (Quill)	Office Depot Staples OfficeMax	BPGI TriMega is.group	United Stationers S.P. Richards	Wal-Mart Target	Sam’s Club Costco	School Speciality
Europe	Office Depot (Guilbert) OfficeMax (Boise) Corporate Express Lyreco	Office Depot (Viking) Staples (JPG)	Office Depot Staples (Office World) Ryman	BPGI (including Europa and Soenecken)	Spicers Kingfield Heath	Macro (including Metro) Carrefour Auchan ASDA (Wal-Mart) Tesco	Costco	Yorkshire Purchasing GLS Dudley

Acquisition and Integration of GBC

We were spun off from Fortune Brands, Inc. on August 16, 2005, and acquired General Binding Corporation on August 17, 2005. The acquisition significantly expanded our size and scale, increasing pro forma 2004 revenues over historically reported 2004 revenues by more than 60%, and strengthened our presence across our principal geographic markets.

We have identified approximately $40 million in expected annual cost synergies once the integration of GBC is completed. We expect these synergies to result from our shared operating expense platform of distribution, information technology, certain marketing and sales functions and other administrative services. We also expect synergies from the rationalization of product offerings and our emphasis on improvements in supply chain and other operating efficiencies. Since our acquisition of GBC, we have announced 21 facility closures and consolidations and have combined our office products sales forces.

These actions are expected to account for approximately 85% of the targeted cost synergies. Our current senior management team is experienced in improving operating efficiencies, having led the former ACCO World in a turnaround from 2001 through the first half of 2005. During this time, we improved operating margins from (7)% in 2001 to 11% for the twelve-month period ended June 25, 2005. Restructuring and restructuring-related charges, including the write down of certain intangibles, negatively impacted the operating margins by 10% and 1% for 2001 and the twelve-month period ended June 25, 2005, respectively. In addition to the targeted cost savings, we believe that our focus on premium brands, our ability to innovate and rejuvenate existing brands and the complementary nature of the brand and product portfolios of the combined companies will all contribute to increased top-line growth.

Competitive Strengths

Portfolio of Leading Commercial and Consumer Brands.  We have leading market share positions in a number of product categories in which we compete. Our leading positions enable us to generate sufficient revenue and cash flow to support ongoing innovation in our products, which is necessary to maintain and enhance our market position in our premium brands and to enhance our market position in other brands. Approximately 83% of our $1.9 billion in pro forma 2005 net sales came from brands that occupy the number one or number two positions in the select markets in which we compete. Our Swingline stapling and punch products are the market share leaders in North America, and our GBC binding and laminating equipment and supplies and Kensington computer security products are the market share leaders globally. We are the global leader in dry-erase boards and easels (visual communication) using the Quartet brand in North America and NOBO brand in Europe. Other brands that are generally leaders in their respective categories and provide us with an industry-leading global product mix include:

•	Rexel in stapling and punching in United Kingdom and Ireland;

•	Rexel and Ibico in binding and laminating in Europe;

•	Apollo and NOBO in overhead projector presentation products;

•	regional brands Wilson Jones, Rexel, Eastlight, Marbig and Dox in storage and organization; and

•	Day-Timer in time management products.

In addition, several of our brands, including Swingline and Day-Timer, have among the highest unaided consumer awareness in the office products industry. As we continue to invest in innovation and marketing and consolidate our premium brand names, we expect them to become stronger in the marketplace.

Scale Player in a Global Industry.  As one of the world’s largest suppliers of branded office products, we enjoy significant economies of scale. The global office products industry continues to consolidate, with an increasing share of the distribution of office products represented by channel consolidators such as Office Depot, Staples and OfficeMax. As office products resellers continue to consolidate the distribution of office products both within and across multiple channels, it becomes increasingly important for office products suppliers to have sufficient breadth and depth of premium product offerings, size, scope, and geographic presence, all of which make them more important participants in the office products industry. The resellers of office products are dependent on suppliers to improve total industry sales through continuous product innovation. We believe that the breadth, depth, premium stature and brand recognition of our product offerings, when combined with our size, scope and geographic presence, position us well to succeed in the consolidating office products industry.

Innovation and Product Development.  As a leading innovator in our industry, we believe that product innovation maintains and enhances the premium nature of many of our products. Additionally, we find that consumers will transition to higher price points when introduced to products with innovative features or benefits. The profit margins we derive from sales of our premium brands generate sufficient cash flow to enable us to make substantial investments in product innovation. For example, in 2004 the former ACCO World generated in excess of 30% of its net sales from products and line extensions introduced in the preceding 36 months. Since acquiring GBC, we have sought to apply a similar emphasis on increased innovation and product development to GBC’s product categories.

Global Platform with Diverse Revenue Base.  We have a wide geographic footprint, with pro forma 2005 net sales of 62%, 27% and 7% in North America, Europe and Australia, respectively. Our diverse product lines let us reach a broad array of customers worldwide, while limiting our exposure to economic downturns in specific regions or industries. We believe that our customers wish to deal with fewer suppliers overall and, in particular, with suppliers that effectively support a consumer driven marketing and merchandising strategy with innovative products at acceptable price and service levels. We also believe that our sales are well-balanced by product, channel and customer. Our four segments — Office Products Group, Computer Products Group, Commercial — Industrial Print Finishing Group and Other Commercial — accounted for 67%, 11%, 9% and 13%, respectively, of our pro forma 2005 net sales. We have a significant presence in the indirect sales channel through our Office Products and Computer Products Groups, and a significant presence in the direct sales channel through the products we sell in the Other Commercial segment. Our ten largest customers accounted for 49% of our pro forma 2005 net sales, with our largest customer, Office Depot and its related entities, accounting for 13% of our pro forma 2005 net sales.

Consumer-focused, Scalable Business Model.  We organize our product development and go-to-market strategies around distinct consumer categories, as each has unique and distinct marketing and product needs. We operate separate profit-responsible business units to focus on and address the key consumer and customer needs of each category. This structure enables each of our business units to move independently to best position itself within the market categories in which it competes. However, these business units use a shared operating expense platform to gain economies of scale across distribution, freight, administration, information technology and some selling and marketing functions. Our shared operating expense model also allows us to more easily and cost-effectively integrate the operations of acquired businesses, as we are able to “plug” these businesses directly into the platform.

Low-cost Operating Model.  We emphasize operating efficiencies in the conduct of our business. Our low-cost operating model is based on a consumer-focused business unit model balanced with a flexible supply chain and efficiencies realized from our shared operating expense platform. Through our flexible supply chain, products are manufactured or sourced in a manner we believe will provide our customers with appropriate customer service, quality products, innovative solutions and attractive pricing. We seek to manufacture products for which the freight and distribution expense or service needs are relatively high while typically sourcing other products that have relatively high direct labor costs. By using a combination of manufacturing and third-party sourcing, we can reduce our costs and effectively manage production assets, thereby minimizing our capital investment and working capital requirements. For the pro forma 2005 fiscal year, approximately 58% of our cost of product was from goods we manufactured in proximity to our markets (either in North America or in Europe) and approximately 42% was from products sourced primarily in Asia. Our shared operating expense platform enables each of our business units to benefit from economies of scale across various shared expenses and also facilitates the efficient integration of acquired businesses. We continue to integrate GBC’s businesses into our lower-cost supply chain, balanced manufacturing and outsourcing approach, and shared operating expense platform.

Strong Cash Flow Generation.  The former ACCO World historically generated significant cash flow from operating activities. In the fiscal years 2001 through 2004 cash flow from operating activities totaled $449 million. Our strong cash flow has allowed us to pay down $85 million of indebtedness since our spin-off from Fortune Brands in August 2005. We believe our restructuring initiatives, our recent acquisition of GBC, and our overall business model position us to derive increased cash flow from operations. Our business requires limited capital expenditures, and we have been able to reduce our capital investment and working capital requirements by utilizing a combination of company manufacturing and outsourcing. In addition, we expect annual cost savings from the integration of GBC, after our costs to implement these synergies, to further enhance our free cash flow generation capabilities. We believe that our ability to generate substantial cash flow from operations, combined with our anticipated capital expenditure requirements, will provide us sufficient financial flexibility to pursue a range of corporate initiatives, including paying down debt and funding any future acquisitions.

Strong, Experienced and Incentivized Management Team.  We are led by an experienced management team of executive officers and business unit leaders with a track record of strong operating performance, business process reengineering and restructuring, consumer focus and product innovation. Our business is additionally supported by strong geographic, product and customer focused management with significant industry experience. As a result of the previous ACCO World business restructuring initiated in 2001 by certain members of our current management team, we generated $449 million in cash flow from operating activities over the 2001 to 2004 period, after fully funding the restructuring effort. Our restructuring efforts also improved operating margins from (7)% in 2001 to 11% for the twelve-month period ended June 25, 2005. During 2001 and the twelve-month period ended June 25, 2005, restructuring and restructuring-related charges, including the write down of certain intangibles, negatively impacted operating margin by 10% and 1%, respectively. We continue to apply their experience in restructuring the former ACCO World to the integration of GBC into our operations. As of June 30, 2006, our management team held stock, vested and unvested options and other equity-based awards representing approximately 7% of our outstanding common stock on a fully diluted basis (assuming realization of certain performance targets set by the compensation committee of our board of directors).

Growth Strategy

Our goal is to strengthen and expand our leading premium brand positions in select categories of the office products industry. Our strategy for achieving this goal centers on enhancing profitability and high-return growth. Specifically, we seek to leverage our platform for organic growth through greater consumer understanding, product innovation, marketing and merchandising, disciplined category expansion, including possible strategic transactions, and continued cost realignment. The following are the principal elements of our growth strategy:

Invest in Research, Marketing and Innovation.  We believe that if office product suppliers develop new, innovative products that are appropriately marketed and address consumers’ needs, product categories will trend toward growth and premium pricing by trading the consumer up from commodity priced products. We also believe that by increasing product innovation and marketing, consumers will increasingly associate our strong brand names with premium products. Based on our research and understanding of consumer needs, we continually seek to design and develop new and innovative products and merchandising strategies that address those needs, which we believe is a key contributor to our success in the office products industry. Additionally, we seek to develop marketing that communicates the advantages of our products to consumers, which we believe will further drive consumer demand through the resulting product awareness. As such, our category-focused business model allows us to provide the necessary customer support, sales advice and merchandising strategies to help drive our customers’ sales. In addition to our own direct investment in research and development, we work collaboratively with select suppliers for certain products and leverage their research and development capabilities which we pay for in subsequent cost of goods purchased.

Leverage Acquisition of GBC.  In the near term, we are focused on realizing cost synergies from our combination with GBC. We have identified $40 million of annual cost savings opportunities from the overlap of GBC and the former ACCO World, arising from potential cost reductions attributable to efficiencies and synergies to be derived from facility integration, headcount reduction, supply chain optimization and enhancement. In addition, the GBC acquisition provides opportunities for top-line growth through the addition of GBC’s complementary products and increased market share, as well as the ability to apply our emphasis on innovation to GBC’s product portfolio.

Focus on Premium Categories and Driving Consumer “Trade-up.” Premium categories (e.g., computer products or stapling) are characterized by high brand and product equity, high customer loyalty, a reasonably high price gap between branded and non-branded products and premium brands comprising a large percentage of the category volume. We have identified products in these and other premium categories that we feel we can supply competitively to the office products industry while enhancing consumer demand for these products based on our product innovation, design, marketing and brand influence. We have a broad mix of premium products and plan to build upon our product offering within these higher margin categories.

Opportunistically Pursue Acquisitions.  We intend to actively pursue strategic acquisitions of selected businesses to strengthen our market share in existing categories where we are geographically less strong and expand our market presence with new, complementary product categories. In addition, our shared operating expense platform makes it attractive to add new product categories in adjacent market segments and eliminate duplicative costs.

Products

We are organized around four segments: Office Products Group, Computer Products Group, Commercial — Industrial and Print Finishing Group, and Other Commercial. These four segments accounted for 67%, 11%, 9% and 13%, respectively, of our pro forma net sales for the fiscal year ended December 31, 2005.

Office Products Group

Our Office Products Group manufactures, sources and sells traditional office products and supplies worldwide. The group is organized around four categories of office products — “workspace tools,” “document communication,” “visual communication,” and “storage and organization”— each with its own separate business unit that allows us the flexibility to focus on the distinct consumer needs of each office product category. We sell our office products to commercial contract stationers, office products superstores, wholesalers, distributors, mail order catalogs, mass merchandisers, club stores and independent dealers. The majority of sales by our customers are to business end-users, which generally seek premium office products that have added value or ease of use features and a reputation for reliability, performance and professional appearance. Representative products that we sell in each category and the principal brand names under which we sell our products in each category are as follows:

Workspace Tools
(Brands: Swingline, Rexel and GBC)

• staplers and staples

• punches

• shredders

• trimmers

• calculators
Document Communication
(Brands: GBC, Rexel, Ibico® and Wilson Jones)

• binding equipment and supplies

• laminating equipment and supplies

• report covers

• indexes

Visual Communication
(Brands: Quartet, NOBO® and Apollo®)

• dry-erase boards

• dry-erase markers

• easels

• bulletin boards

• overhead projectors

• transparencies

• laser pointers

• screens
Storage and Organization
(Brands: Wilson Jones, Rexel, Eastlight®,
Marbig® and Dox®)

• ring binders

• sheet protectors

• data binders

• labels

• hanging file folders

• clips

• fasteners

We are a global leader in the stapling and punching, binding and laminating equipment and supplies, and visual communication categories and a strong regional leader in storage and organization. In North America, Europe and Australia, our office products are sold by our in-house sales forces and independent representatives, and outside of these regions through distributors.

Computer Products Group

We supply products aimed at mobile computer users, which represents a niche market in the computer products segment. Our Computer Products Group designs, sources and distributes accessory products for personal computers and mobile devices worldwide principally under the Kensington brand name. Our Computer Products Group markets to consumer electronic retailers, information technology value added resellers, original equipment manufacturers (including Dell and Lenovo), mass merchandisers and office products retailers. We have a strong market share position in the mobile computer physical security and accessories category, with products such as:

•	security locks and power adapters for laptop computers;

•	input devices, such as wireless mice and keyboards;

•	computer cases;

•	accessories for Apple® iPod® products; and

•	other computer accessories.

In North America, Europe and Australia, our products are sold by our in-house sales forces and independent representatives, and outside of these regions through distributors.

Commercial — Industrial Print Finishing Group

The Industrial and Print Finishing Group, or IPFG, targets book publishers together with “print-for-pay” and other print finishing customers that use our professional grade finishing equipment and supplies. IPFG’s primary products include:

•	thermal and pressure-sensitive laminating films;

•	mid-range and commercial high-speed laminators;

•	large-format digital print laminators; and

•	other automated finishing products.

IPFG’s products and services are sold worldwide through direct and dealer channels. The products in this segment include high-end, complex pieces of industrial equipment, some of which sell for in excess of $1 million, including related services and supplies. Sales of some of our IPFG products, such as our laminating machines, typically result in additional sales of large quantities of consumable products, such as laminating films and other materials, which constitute the majority of IPFG’s revenue and from which we derive higher profit margins. Additionally, we continually seek ways to apply the innovations we develop in designing and manufacturing high-end, highly technological and specialized commercial products and applications to the development of lower priced commercial and consumer products, which can then be sold through our Other Commercial and office products channels.

Other Commercial

The Other Commercial segment includes the GBC Document Finishing solutions business, incorporating the direct sales of binding and laminating equipment, supplies and after-sales service to high-volume commercial and corporate users. This segment also includes personal organization tools and products, such as Day-Timers calendars and personal organizers, that are primarily sold direct to consumers or through large retailers and commercial dealers.

Customers/Competition

Our sales are balanced between our principal markets in North America, Europe, and Australia. For the fiscal year ended December 31, 2005, these markets represented 63%, 28% and 8% of our net sales, respectively, and 64%, 27% and 7% of our pro forma 2005 net sales, respectively. Our top ten customers, including Office Depot, Staples, Boise/OfficeMax, United Stationers, Corporate Express, S.P. Richards, BPGI, Wal-Mart/Sam’s Club, Spicers and Tech Data, accounted for 54% of our net sales for the fiscal year ended December 31, 2005, and 49% of our pro forma 2005 net sales. Sales to Office Depot, Inc. and subsidiaries amounted to approximately 16%, 18% and 19% of consolidated net sales for the years ended December 31, 2005 and December 27, 2004 and 2003 respectively. Sales to Office Depot on a pro forma basis accounted for 13% of our 2005 net sales. Sales to no other customer exceeded 10% of consolidated sales.

Current trends among our customers include fostering high levels of competition among suppliers, demanding innovative new products and requiring suppliers to maintain or reduce product prices and deliver products with shorter lead times and in smaller quantities. Other trends, in the absence of a strong new product development effort or strong end-user brands, are for the retailer to import generic products directly from foreign sources and sell those products, which compete with our products, under the customers’ own private label brands. The combination of these market influences has created an intensely competitive environment in which our principal customers continuously evaluate which product suppliers to use, resulting in pricing pressures and the need for stronger end-user brands, the ongoing introduction of innovative new products and continuing improvements in customer service.

Competitors of the Office Products Group include Avery Dennison, Esselte, Fellowes, 3M, Newell, Hamelin and Smead. Competitors of the Computer Products Group include Belkin, Logitech, Targus and Fellowes. Competitors of the Commercial-Industrial Print Finishing Group include Transilwrap, Neschen and Deprosa. Other Commercial competitors include Mead, Franklin Covey and Spiral Binding.

Product Development and Product Line Rationalization

Our strong commitment to understanding our consumers and defining products that fulfill their needs drives our product development strategy, which we believe is and will be a key contributor to our success in the office products industry. Our new products are developed from our own consumer understanding, our own research and development or through partnership initiatives with inventors and vendors. Further costs related to consumer research and product research are included in marketing costs and research and development expenses.

Our divestiture and product line rationalization strategy emphasizes the divestiture of businesses and rationalization of product offerings that do not meet our long-term strategic goals and objectives.

We consistently review our businesses and product offerings, assess their strategic fit and seek opportunities to divest non-strategic businesses. The criteria we use in assessing the strategic fit include: the ability to increase sales for the business; the ability to create strong, differentiated brands; its importance to key customers; its relationship with existing product lines; its impact to the market; and the business’ actual and potential impact on our operating performance.

As part of this review process, we currently are reviewing approximately $75 million of sales in our Office Products Group that do not produce margins that meet our profit objectives, of which $25 million is currently expected to be dropped from our product lines in January 2007. These sales are from products that represent a limited number of stock keeping units, or SKUs, sold to a limited number of customers.

Raw Materials

The primary materials used in the manufacturing of many of our products are plastics, resin, polyester and polypropylene substrates, paper, steel, wood, aluminum, melamine and cork. These materials are available from a number of suppliers, and we are not dependent upon any single supplier for any of these materials. In general, our gross profit may be affected from time to time by fluctuations in the prices of these materials because our customers require advance notice and negotiation to pass through raw material price increases, creating a gap before cost increases can be passed on to our customers. We have experienced inflation in certain of these raw materials, such as resin, and expect the cost inflation pressures to continue in 2006. See “Risk Factors — Risks Relating to Our Business — The raw materials and labor costs we incur are subject to price increases that could adversely affect our profitability.” We intend to recover some of the higher costs through price increases. Based on experience, we believe that adequate quantities of these materials will be available in adequate supplies in the foreseeable future. In addition, a significant portion of the products we sell are sourced from China and other Far Eastern countries and are paid for in U.S. dollars. Thus, movements of their local currency to the U.S. dollar have the same impacts as raw material price changes.

Supply

Our products are either manufactured or sourced to ensure that we supply our customers with appropriate customer service, quality products, innovative solutions and attractive pricing. We have built a consumer-focused business unit model with a flexible supply chain to ensure that these factors are appropriately balanced. Using a combination of manufacturing and third-party sourcing also enables us to reduce our costs and effectively manage our production assets by lowering our capital investment and working capital requirements. We tend to manufacture those products that would incur a relatively high freight expense or have high service needs and typically source those products that have a high proportion of direct labor cost. Low cost sourcing mainly comes from China, but we also source from other Asian countries and Eastern Europe. Where supply chain flexibility is of greater importance, we source from our own factories located in intermediate cost regions, namely Mexico and the Czech Republic. Where freight costs or service issues are significant, we source from factories located in our domestic markets.

Seasonality

Our business, as it concerns both historical sales and profit, has experienced increased sales volume in the third and fourth quarters of the calendar year. Two principal factors have contributed to this seasonality: the office products industry, its customers and ACCO Brands specifically are major suppliers of products related to the “back-to-school” season, which occurs principally during the months of June, July, August and September for our North American business; and our offering includes several products which lend themselves to calendar year-end purchase timing, including Day-Timer planners, paper organization and storage products (including bindery) and Kensington computer accessories, which increase with traditionally strong fourth quarter sales of personal computers.

Intellectual Property

We have many patents, trademarks, brand names and trade names that are, in the aggregate, important to our business. The loss of any individual patent or license, however, would not be material to us taken as a whole. Many of these trademarks are only important in particular geographic markets or regions. Our principal trademarks are: Swingline, GBC, Quartet, Day-Timers, Kensington, Rexel, Wilson Jones, Marbig, NOBO, Boone, Apollo, Microsaver® and Ibico.

Environmental Matters

We are subject to federal, state and local laws and regulations concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future. In the opinion of our management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon our capital expenditures, financial condition, results of operations or competitive position.

Employees

As of June 30, 2006, we and our subsidiaries had 7,525 full-time and part-time employees. There have been no strikes or material labor disputes at any of our facilities during the past five years. We consider our employee relations to be good.

Properties

We have manufacturing facilities in North America, Europe and Asia, and maintain distribution centers in relation to the regional markets we service. We lease our principal U.S. headquarters in Lincolnshire, Illinois. The following table indicates the principal manufacturing and distribution facilities of our subsidiaries as of August 31, 2006:

Location	Functional Use	Owned/Leased

U.S. Properties:
Ontario, California	Distribution/Manufacturing	Leased
Atlanta, Georgia(1)	Distribution/Manufacturing	Leased
Addison, Illinois	Distribution/Manufacturing	Owned/Leased
Hanover Park, Illinois	Distribution	Leased
Lincolnshire, Illinois(2)	Manufacturing	Leased
Wheeling, Illinois	Manufacturing	Leased
Hagerstown, Maryland	Manufacturing	Owned
Booneville, Mississippi	Distribution/Manufacturing	Owned/Leased
Ogdensburg, New York	Distribution/Manufacturing	Owned/Leased
East Texas, Pennsylvania	Distribution/Manufacturing/Office	Owned
Madison, Wisconsin	Manufacturing	Leased
Pleasant Prairie, Wisconsin	Manufacturing	Leased

Non-U.S. Properties:
Sydney, Australia	Distribution/Manufacturing/Office	Owned
Brampton, Canada	Distribution/Manufacturing/Office	Leased
Concord, Canada	Distribution	Leased
Don Mills, Canada	Distribution/Manufacturing	Leased
Tabor, Czech Republic	Distribution/Manufacturing	Owned
Vozicka, Czech Republic	Distribution	Owned
Basingstoke, England(3)	Distribution	Leased
Denton, England	Manufacturing	Owned
Hales owen, England	Distribution	Owned
Keswick, England	Manufacturing	Owned
Peterborough, England	Manufacturing	Owned
Dijon, France(4)	Distribution	Leased
Gennevilliers, France	Distribution/Manufacturing	Leased
Rudesberg, Germany(5)	Distribution	Leased
Tornaco, Italy	Distribution	Leased
Turin, Italy	Distribution	Leased
Asan, Korea	Manufacturing	Owned
Lerma, Mexico	Manufacturing/Office	Owned
Nogales, Mexico	Manufacturing	Owned
Nuevo Laredo, Mexico	Manufacturing	Leased
Born, Netherlands	Distribution	Leased
Kerkrade, Netherlands	Distribution/Manufacturing	Owned/Leased
Wellington, New Zealand	Distribution/Office	Owned
Arcos de Valdevez, Portugal	Manufacturing	Owned

(1)	Slated for closure in October 2006.

(2)	Slated for closure in early 2007.

(3)	Slated for closure in September 2006.

(4)	Slated for closure in August 2007.

(5)	Slated for closure in March 2007.

It is the belief of management that the properties are suitable to the respective businesses and have production capacities adequate to meet the needs of the businesses.

Litigation

We are, from time to time, involved in routine litigation incidental to our operations. None of the litigation in which we are currently involved, individually or in the aggregate, is material to our consolidated financial condition or results of operations nor are we aware of any material pending or contemplated proceedings. We intend to vigorously defend or resolve any such matters by settlement, as appropriate.

MANAGEMENT

The following table sets forth the name, age as of June 30, 2006 and position of our directors and executive officers.

Name	Age	Position

David D. Campbell	56	Chairman, Chief Executive Officer and Director
Neal V. Fenwick	45	Executive Vice President and Chief Financial Officer
Dennis L. Chandler	52	Chief Operating Officer, Office Products Division
Boris Elisman	44	President, Kensington Computer Products Group
John M. Turner	57	President, Industrial Print Finishing Group
Thomas P. O’Neill, Jr.	53	Vice President, Finance and Accounting
Steven Rubin	59	Senior Vice President, Secretary and General Counsel
George V. Bayly	63	Director
Dr. Patricia O. Ewers	70	Director
G. Thomas Hargrove	67	Director
Robert J. Keller	52	Director
Pierre E. Leroy	58	Director
Gordon R. Lohman	72	Director
Forrest M. Schneider	59	Director
Norman H. Wesley	56	Director

David D. Campbell has been a director of ACCO Brands since July 2004 and was appointed Chairman effective August 17, 2005. Mr. Campbell has served as Chief Executive Officer since January 2000 and served as our President from January 2000 until August 2005. Mr. Campbell was previously employed by Fortune Brands beginning in 1989 and served as President, ACCO Canada and Senior Vice-President, ACCO U.S.

Neal V. Fenwick serves as our Executive Vice President and Chief Financial Officer, and served as Executive Vice President of Finance and Administration and Chief Financial Officer from November 1999 until August 2005.

Dennis L. Chandler serves as our Chief Operating Officer, Office Products Division, and served as Chief Operating Officer from April 2005 until August 2005; President of ACCO U.S. from April 2003 to March 2005; and President of the Wilson Jones business unit from April 2000 to March 2003.

Boris Elisman serves as President, Kensington Computer Products Group, and served as President, Kensington Computer Accessories from November 2004 until August 2005. Mr. Elisman was Vice President of Marketing and Sales, Supplies Business Unit, Imaging and Print Group of Hewlett-Packard Corporation from 2003 to November 2004; Vice President and General Manager, Emerging Businesses Organization of Hewlett-Packard Corporation from 2001 to 2003; and Group Marketing Manager, Embedded and Personal Systems Organization of Hewlett-Packard Corporation prior thereto.

John M. Turner serves as President, Industrial and Print Finishing Group, and served as Group President, Industrial and Print Finishing Group for GBC from January 2000 until August 2005.

Thomas P. O’Neill, Jr. serves as Vice President, Finance and Accounting. Prior to assuming this position in July 2005, he was a Group Vice President, Global Finance for the medical group of Teleflex, Inc. since December 2003. Mr. O’Neill served as the Senior Vice President and Chief Financial Officer of and as a consultant to Philip Services Corporation from June 2001 to December 2003 and, prior to that time, served in several financial capacities for Premark International and Tupperware Corp. Mr. O’Neill is a certified public accountant.

Steven Rubin serves as Senior Vice President, General Counsel and Secretary, and served as Vice President, Secretary and General Counsel for GBC from 1986 until August 2005.

George V. Bayly has been a director of ACCO Brands since August 2005. Mr. Bayly is a private investor. Mr. Bayly served as interim Chief Executive Officer of U.S. Can Corporation from April 2004 to January 2005. Until June 2002, he had been the Chairman, President and CEO of Ivex Packaging Corporation, a specialty packaging company engaged in the manufacturing and marketing of a broad range of plastic and paper packaging products. He had held that position for more than five years. Mr. Bayly was a director of GBC from 1998 until August 2005. Mr. Bayly is also a director of Huhtamaki Oyj and TreeHouse Foods, Inc.

Dr. Patricia O. Ewers has been a director of ACCO Brands since August 2005. Dr. Ewers has been retired since July 2000 and was President of Pace University prior thereto. Dr. Ewers is also a director of Fortune Brands.

G. Thomas Hargrove has been a director of ACCO Brands since August 2005. Mr. Hargrove is a private investor. From 1999 until 2001, he served as the non-executive Chairman of AGA Creative, a catalog creative agency. Mr. Hargrove was a director of GBC from 2001 until August 2005.

Robert J. Keller has been a director of ACCO Brands since August 2005. Since March 2004, Mr. Keller has served as the President and Chief Executive Officer of APAC Customer Services, Inc. From February 1998 through September 2003, Mr. Keller served in various capacities at Office Depot, Inc., most recently as President, Business Services Group. Mr. Keller is also a director of APAC Customer Services, Inc.

Pierre E. Leroy has been a director of ACCO Brands since August 2005. Mr. Leroy has been retired since February 2005. From December 2003 until February 2005, Mr. Leroy was President, Worldwide Construction & Forestry Division and Worldwide Parts Division of Deere & Company. He was President, Worldwide Construction and Forestry Division of John Deere Power Systems from 2000 to December 2003, and President, Worldwide Construction Equipment Division of Deere & Company prior thereto. Mr. Leroy is also a director of Fortune Brands, Nuveen Investments, Inc. and Capital One Financial Corp.

Gordon R. Lohman has been a director of ACCO Brands since August 2005. Mr. Lohman has been retired since 1999. Previously, Mr. Lohman was the Chairman and Chief Executive Officer of Amsted Industries Incorporated. Mr. Lohman is also a director of Ameren Corporation and Fortune Brands.

Forrest M. Schneider has been a director of ACCO Brands since August 2005. Mr. Schneider is the President and Chief Executive Officer of Lane Industries, Inc. and has held that position since June 2000. Prior to that appointment, he had been the Senior Vice President and Chief Financial Officer for Lane Industries, Inc. Mr. Schneider was a director of GBC from 2000 until August 2005. Mr. Schneider is also a director of Harris Preferred Capital Corporation, a real estate investment company and indirect subsidiary of the Harris Trust and Savings Bank.

Norman H. Wesley has been a director of ACCO Brands since August 2005. Mr. Wesley is the Chairman and Chief Executive Officer of Fortune Brands and has held that position since December 1999. Mr. Wesley was President and Chief Operating Officer of Fortune Brands prior thereto. Mr. Wesley is also a director of R.R. Donnelly & Sons Company, Pactiv Corporation and Fortune Brands.

Classified Board

Our restated certificate of incorporation provides that our board of directors is divided into three classes, each class consisting of a number as close as possible to one-third of the directors. The term of the successors of each such class of directors expires at the annual stockholders meeting in the third year following the year of election.

The members of Class I, whose terms expire at the 2009 annual meeting of stockholders, are David D. Campbell, Pierre E. Leroy and G. Thomas Hargrove; the members of Class II, whose terms expire at the 2007 annual meeting of stockholders, are Gordon R. Lohman, Patricia O. Ewers and George V. Bayly; and the members of Class III, whose terms expire at the 2008 annual meeting of stockholders, are Norman H. Wesley, Robert J. Keller and Forrest M. Schneider.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock as of August 31, 2006, except as otherwise provided in the footnotes to the table. The information set forth in the table does not give effect to the exercise of the underwriters’ over-allotment option. The table sets forth the beneficial ownership by the following individuals or entities:

•	each selling stockholder;

•	each person who owns more than 5% of the outstanding shares of our common stock;

•	our named executive officers;

•	our directors; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of the issuer’s common stock shown as beneficially owned, subject to applicable community property laws. As of August 31, 2006, 53,588,135 shares of our common stock were issued and 53,543,671 shares of our common stock were outstanding. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, shares that are subject to options held by that person that are currently exercisable or that are exercisable within 60 days of August 31, 2006 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Selling Stockholders

We are registering the shares owned by the selling stockholders and covered by this prospectus pursuant to a Registration Rights Agreement, dated as of March 15, 2005, among us and Lane Industries, Inc. Lane Industries was the majority stockholder of GBC immediately prior to our acquisition of GBC in August 2005. Forrest M. Schneider, a member of our board of directors, is President and Chief Executive Officer of Lane Industries.

Certain shares of our common stock beneficially owned by Lane Industries through its wholly owned subsidiary, LED I, LLC, are subject to a variable forward purchase contract with Deutsche Bank AG. Pursuant to such contract, LED I may deliver on or about November 27, 2006 a variable number of shares of common stock not to exceed 1,467,125 shares. The actual number of shares to be delivered will depend upon the then prevailing market price of the shares. In lieu of delivering shares, LED I has the option to settle its obligations to Deutsche Bank by paying a cash amount equal to the then current market value of such shares to Deutsche Bank.

The number of shares the selling stockholders may offer under this prospectus may be reduced if marketing factors require a limitation of the amount of securities sold in connection with an underwritten offering under this prospectus and any supplement to this prospectus.

				Number of	Shares Beneficially
	Shares Beneficially Owned			Shares Being	Owned Immediately After This Offering
Name	Number(1)		Percent	Offered(2)	Number(1)		Percent

Selling Stockholders
Lane Industries, Inc. and subsidiaries
1200 Shermer Road, 4th Floor Northbrook, Illinois 60062(3)	8,068,537	(4)	15.1%	3,500,000	4,568,537		8.5	%(5)
Forrest M. Schneider
c/o Lane Industries Inc. 1200 Shermer Road, 4th Floor Northbrook, Illinois 60062	44,874	(6)	*	14,000	30,874	(6)	*
Richard R. Fabbrini
c/o Lane Industries Inc. 1200 Shermer Road, 4th Floor Northbrook, Illinois 60062	8,000	(7)	*	8,000	0		—
Jaime G. and Marc J. Knez
c/o Lane Industries Inc. 1200 Shermer Road, 4th Floor Northbrook, Illinois 60062	11,008	(8)	*	6,000	5,008		*
William M. and Carol A. Keating c/o Lane Industries Inc. 1200 Shermer Road, 4th Floor Northbrook, Illinois 60062	12,884	(9)	*	8,000	4,884		*
Other 5% Holders
Ariel Capital Management, LLC
200 E. Randolph Drive, Suite 2900 Chicago, Illinois 60601	7,908,975	(10)	14.8	—	7,908,975	(10)	14.8
Sasco Capital, Inc.
10 Sasco Hill Road Fairfield, CT 06824	2,685,150	(11)	5.0	—	2,685,150	(11)	5.0
Directors and Named Executive Officers
David D. Campbell	493,282	(12)	*	—	493,282	(12)	*
George V. Bayly	25,000	(13)	*	—	25,000	(13)	*
Dr. Patricia O. Ewers	1,472		*	—	1,472		*
G. Thomas Hargrove	25,000	(14)	*	—	25,000	(14)	*
Robert J. Keller	—		—	—	—		—
Pierre E. Leroy	317		*	—	317		*
Gordon R. Lohman	352		*	—	352		*
Forrest M. Schneider	44,874	(6)	*	14,000	30,874	(6)	*
Norman H. Wesley	29,671		*	—	29,671		*
Neal V. Fenwick	110,360	(15)	*	—	110,360	(15)	*
Dennis L. Chandler	107,180	(16)	*	—	107,180	(16)	*
John E. Turner	107,945	(17)	*	—	107,945	(17)	*
Steven Rubin	55,843	(18)	*	—	55,843	(18)	*
Boris Elisman	13,296	(19)	*	—	13,296	(19)	*
Thomas P. O’Neill, Jr.	865	(20)	*	—	865	(20)	*
All directors and executive officers as a group (15 persons)	1,015,457	(21)	1.9%	14,000	1,001,457	(21)	1.9%

*	Less than 1%

(1)	Includes the number of shares of ACCO Brands common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2006.

(2)	The number of shares being offered does not assume exercise of the underwriters’ option to purchase additional shares.

(3)	The shares to be sold in this offering by Lane Industries, Inc. (“Lane”) are owned of record by LED II LLC, a wholly owned subsidiary of Lane.

(4)	Based solely on a Form 4 filed with the SEC by Lane on August 9, 2006 and on an amended Schedule 13D filed with the SEC on March 21, 2006 by Lane, LED I LLC, a Delaware limited liability company and wholly owned subsidiary of Lane, and LED II LLC. Of these shares, Lane has shared voting and dispositive power over 7,979,613 shares and sole voting and dispositive power over the remaining 88,924 shares. Lane and LED I disclosed in an amended Schedule 13D filed with the SEC on November 23, 2005 that, on November 21, 2005, LED I entered into a variable forward purchase contract with Deutsche Bank AG pursuant to which LED I may deliver on or about November 27, 2006 a variable number of shares of common stock not to exceed 1,467,125 shares. The actual number of shares to be delivered will depend upon the then prevailing market price of the shares. In lieu of delivering shares, LED I has the option to settle its obligations to Deutsche Bank AG by paying a cash amount equal to the then current market value of such shares to Deutsche Bank AG.

(5)	If the underwriters exercise in full their option to purchase additional shares, the number of shares beneficially owned by Lane and its subsidiaries immediately after the offering would be 4,038,137, which would represent approximately 7.5% of our outstanding common stock as of August 31, 2006.

(6)	Mr. Schneider is the President and Chief Executive Officer of Lane and a director of ACCO Brands. Includes options to acquire 15,000 shares; also includes 2,375 shares owned by Mr. Schneider’s wife.

(7)	Based solely upon information provided by Lane. Mr. Fabbrini is the Senior Vice President and Chief Financial Officer of Lane.

(8)	Based solely upon information provided by Lane, and includes options to acquire 4,500 shares held by Ms. Knez’s husband, Marc J. Knez. Ms. Knez is the Vice President — Treasurer of Lane and holds the 6,000 shares to be offered by this prospectus in a joint account with her husband.

(9)	Based solely upon information provided by Lane. Mr. Keating is a Vice President of Lane and holds the 8,000 to be offered by this prospectus shares in a joint account with his wife, Carol A. Keating.

(10)	Based solely on an amended Schedule 13G filed with the SEC on July 10, 2006 by Ariel Capital Management, LLC. Of these shares Ariel Capital Management has sole voting power over 6,396,095 shares and sole dispositive power over 7,900,620 shares.

(11)	Based solely on a Schedule 13G filed with the SEC on February 6, 2006 by Sasco Capital, Inc. Of these shares Sasco Capital has sole voting power over 1,068,759 shares and sole dispositive power over all of the shares.

(12)	Includes options to acquire 487,439 shares; also includes 163 shares owned by Mr. Campbell through our 401(k) plan.

(13)	Includes options to acquire 25,000 shares.

(14)	Includes options to acquire 15,000 shares.

(15)	Includes options to acquire 108,131 shares; also includes 430 shares owned by Mr. Fenwick’s wife.

(16)	Includes options to acquire 104,610 shares; also includes 267 shares owned by Mr. Chandler through our 401(k) plan.

(17)	Includes options to acquire 92,124 shares.

(18)	Includes options to acquire 34,875 shares; also includes 3,945 shares owned by Mr. Rubin through our 401(k) plan.

(19)	Includes options to acquire 13,293 shares.

(20)	All of these shares are owned by Mr. O’Neill through our 401(k) plan.

(21)	Includes options to acquire 895,472 shares.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of August 31, 2006, approximately 53,543,671 shares of common stock were outstanding and no shares of preferred stock were outstanding. The authorized shares of common stock and preferred stock are available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of the stockholders is not required, our board of directors may determine not to seek such approval prior to any issuance of common stock or preferred stock.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of outstanding preferred stock, if any.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. Holders of common stock are not entitled to cumulate votes in voting for directors. Our restated certificate of incorporation provides that, unless otherwise determined by the board of directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which we may issue or sell.

Preferred Stock

Our restated certificate of incorporation permits us to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the board of directors without any further action by our stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

•	the designation of the series, which may be by distinguishing number, letter or title;

•	the number of shares of the series, which number the board of directors may thereafter (except where otherwise provided in the preferred stock designation) increase or decrease (but not below the number of shares of the series then outstanding);

•	whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series;

•	the dates at which dividends, if any, shall be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of ACCO Brands;

•	whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of ACCO Brands or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of the series.

Although our board of directors currently has no intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Certain Provisions in the Restated Certificate of Incorporation and Amended By-laws

Our restated certificate of incorporation and amended by-laws contain various provisions intended to:

•	promote the stability of our stockholder base; and

•	render more difficult certain unsolicited or hostile attempts to take ACCO Brands over which could disrupt our operations, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

Pursuant to our restated certificate of incorporation, the number of directors is fixed by the board of directors by approval of a majority of the whole board of directors; however, prior to the annual meeting of stockholders to be held in 2008, any resolution to fix the number of directors at a number greater than nine directors will require the approval of at least 80% of the directors then in office. Our directors are divided into three classes and are elected on a staggered basis, with one class of directors elected each year. Each class consists of a number as close as possible to one-third of the directors. Directors are elected to a three-year term by stockholders at each annual meeting by a plurality of all votes cast.

Our restated certificate of incorporation contains a fair price provision pursuant to which a business combination (including, among other things, a merger or consolidation) between ACCO Brands or its subsidiaries and an interested stockholder (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock entitled to vote, voting together as a single class, unless the business combination is approved by at least two-thirds of the continuing directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met.

Under the fair price provision, the fair price criteria that must be satisfied to avoid the 80% stockholder voting requirement include the requirement that the consideration paid to our stockholders in a business combination must be either cash or the same form of consideration used by the interested stockholder in acquiring its beneficial ownership of the largest number of shares of our capital stock acquired by the interested stockholder.

Under the fair price provision, even if the foregoing fair price criteria are met, the following procedural requirements must be met if the business combination with an interested stockholder not approved by at least two-thirds of the continuing directors is not to require approval by the holders of at least 80% of voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class:

•	after the interested stockholder had become an interested stockholder and before the consummation of such business combination, the interested stockholder must not have become the beneficial owner of any additional shares of our common stock, except as part of the transaction resulting in such interested stockholder becoming an interested stockholder, or in a transaction that would not result in any increase in the interested stockholder’s percentage beneficial ownership of any class or series of our capital stock;

•	after the interested stockholder had become an interested stockholder and before the consummation of such business combination, we must not have (1) failed to pay full quarterly dividends on payable in accordance with the terms of any outstanding ACCO Brands capital stock, if any, (2) reduced the rate of dividends paid on our common stock or (3) failed to increase such annual rate of dividends as necessary to reflect any reclassification, recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of common stock, unless such failure, reduction or reclassification was approved by two-thirds of the continuing directors;

•	the interested stockholder must not have received (other than proportionately as a stockholder) at any time after becoming an interested stockholder, the benefit of any loans, advances, guarantees, pledges or other financial assistance or any tax advantages provided by ACCO Brands;

•	a proxy or information statement describing the proposed business combination and complying with the requirements of the Exchange Act must have been mailed to all stockholders of ACCO Brands at least 30 days prior to the consummation of the business combination and such proxy or information statement must have contained any recommendation as to the advisability or inadvisability of the business combination that any of the continuing directors wish to make and, if deemed advisable by at least two-thirds of the continuing directors, a fairness opinion from an investment bank; and

•	the interested stockholder shall not have made any material change in our business or equity capital structure without approval of at least two-thirds of the continuing directors.

Our restated certificate of incorporation and amended by-laws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the entire board of directors. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by ACCO Brands. In addition, our restated certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our amended by-laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock, voting together as a single class, to:

•	amend or repeal the provisions of the restated certificate of incorporation relating to the number, election and removal of directors, the classified board, amendments to our restated certificate of incorporation or amended by-laws, or the right to act by written consent; or

•	adopt any provision inconsistent with such provisions.

Rights Agreement

Prior to the spin-off, our board of directors declared a dividend of one preferred share purchase right, which we refer to in this prospectus as a “right,” for each outstanding share of our common stock immediately prior to the spin-off. Each right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, subject to adjustment.

The rights will not be exercisable until the earlier of:

•	ten business days following a public announcement that a person or group has acquired 15% or more of the outstanding shares of our common stock (thereby becoming an “acquiring person” under the stockholder rights plan); or

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

An “acquiring person” under the rights agreement does not include Lane Industries, Inc. and its affiliates if and so long as they are and continue to be beneficial owners of 15% or more of the outstanding shares of our common stock unless they acquire beneficial ownership of an additional 1% of our common stock. This exception will no longer be applicable if Lane Industries and its affiliates’ beneficial ownership falls below 15%, which will be the case after sale of the common stock offered by this prospectus. Additionally, a person will not become an acquiring person solely by reason of the acquisition of our shares following the completion of the merger from Lane Industries as part of an exercise of remedies under a specified pledge agreement between Lane Industries and Harris Trust and Savings Bank.

Under the rights agreement, we generally have the right to lower the ownership threshold triggering a person to become an “acquiring person” to an amount not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding shares of our common stock owned by any stockholder (excluding, among others, Lane Industries) and (2) 10%. If the threshold is lowered, the above exception for Lane Industries would be revised so that it would be based on the new threshold.

The date in which the rights are exercisable as described above is referred to as the “rights agreement distribution date.” The rights will expire 10 years after the date of issuance, unless such date is extended or the rights are earlier redeemed or exchanged.

Until the rights agreement distribution date, the rights will be evidenced only by shares of our common stock and will be transferred with and only with such common stock. After the rights agreement distribution date, rights certificates will be mailed to holders of record of the common stock as of the close of business on the rights agreement distribution date.

In the event that a person becomes an acquiring person, each holder of a right other than the acquiring person will have the right to receive our common stock having a value equal to two times the exercise price of the right. In the event that, at any time following the date on which a person becomes an acquiring person, we engage in certain types of merger or other business combination transactions, each holder of a right other than the acquiring person will have the right to receive common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after a person becomes an acquiring person and prior to their acquisition of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, for one share of our common stock, subject to adjustment. At any time until 10 business days following the date on which a person becomes an acquiring person, we may redeem the rights in whole, but not in part, at a price of $0.01 per right.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2006, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc
BMO Capital Markets Corp

Total	3,536,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 530,400 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation the selling stockholders will pay and the estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commission, will be $375,000.

We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, subject to certain limited exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

The selling stockholders, all of our directors and certain of our executive officers have agreed, subject to certain limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect. The selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect, arising from information provided by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ABD.”

Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation. An affiliate of BMO Capital Markets Corp., one of the underwriters in this offering, is one of the creditors under our current credit facility.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The common stock is offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

The common stock will not be offered, sold or delivered, directly or indirectly, and this prospectus and any other offering material relating to the common stock will not be distributed, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) it has not made and will not make an offer of common stock to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of common stock to the public in that relevant member state at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

Each of the underwriters has severally represented, warranted and agreed as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to ACCO Brands; and

(b) it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock offered by this prospectus in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of the common stock offered by this prospectus in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock offered by this prospectus.

Representations of Purchasers

By purchasing the common stock offered by this prospectus in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock offered by this prospectus. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock offered by this prospectus. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock offered by this prospectus as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock offered by this prospectus should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock to be offered by this prospectus is being passed upon for us by Vedder, Price, Kaufman & Kammholz, P.C. Certain legal matters will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP.

EXPERTS

The consolidated financial statements of ACCO Brands and its subsidiaries as of December 31, 2005 and December 27, 2004, and for each of the three years in the period ended December 31, 2005 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of General Binding Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of General Binding Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. The following documents filed by us with the SEC are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Proxy Statement on Schedule 14A for our 2006 annual meeting of stockholders (with the exception of the Report of the Compensation Committee on Executive Compensation, the ACCO Brands Stock Price Performance Graph, and the Report of the Audit Committee, as indicated therein);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	our current reports on Form 8-K filed on February 14, 2006 (excluding information contained in Items 2.02 and 7.01 therein), March 6, 2006, April 4, 2006, May 30, 2006 and June 30, 2006;

•	the consolidated financial statements of General Binding Corporation as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s report on internal controls over financial reporting contained in its Annual Report on Form 10-K for the year ended December 31, 2004; and

•	the unaudited condensed consolidated financial statements of General Binding Corporation as of and for the six months ended June 30, 2005 contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part of the prospectus from the date of filing of such documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations, ACCO Brands Corporation, 300 Tower Parkway, Lincolnshire, Illinois 60069, telephone number (847) 541-9500.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement, or have provided references to our other SEC filings where those documents can be found.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the SEC at Station Place, 100 F Street NE, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room maintained by the SEC at the above address. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, you can access our reports, proxy statements and other information about us through the SEC’s website at www.sec.gov. Our SEC filings are also available on our website at www.accobrands.com. Information on our website does not constitute a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of ACCO Brands Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of ACCO Brands Corporation and its subsidiaries at December 31, 2005 and December 27, 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and December 27, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15 to the financial statements, the Company changed its reporting to remove the one month lag in reporting for certain foreign subsidiaries.

/s/  PricewaterhouseCoopers LLP

Chicago, Illinois
March 20, 2006

ACCO Brands Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 27,
	2005	2004
	(In millions of dollars, except share data)

Assets
Current assets:
Cash and equivalents	$91.1	$79.8
Accounts receivable less allowances for discounts, doubtful accounts and returns; $30.0 and $18.5 for 2005 and 2004, respectively	438.9	320.1
Inventories:
Raw materials	39.7	24.7
Work in process	10.3	5.8
Finished products	218.2	142.0

Inventories, net	268.2	172.5
Deferred income taxes	37.5	11.0
Other current assets	25.3	19.9

Total current assets	861.0	603.3
Property, plant and equipment, net	239.8	157.7
Deferred income taxes	17.4	—
Goodwill	433.8	—
Identifiable intangibles, net of accumulated amortization of $67.1 and $63.3 for 2005 and 2004, respectively	240.6	117.6
Prepaid pension	81.9	87.1
Other assets	55.0	3.9

Total assets	$1,929.5	$969.6

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$7.0	$0.1
Current portion of long term debt	23.1	—
Accounts payable	150.1	120.6
Accrued income taxes	3.9	19.6
Accrued compensation	27.7	54.1
Accrued customer program liabilities	122.9	81.6
Other current liabilities	118.3	54.1

Total current liabilities	453.0	330.1
Long term debt	911.8	—
Deferred income taxes	94.1	30.5
Postretirement and other liabilities	62.3	42.9

Total liabilities	1,521.2	403.5

Commitments and Contingencies — Note 12.
Common stock — 200,000,000 shares of $.01 par value; 52,828,725 and 53,476 shares of $1 per value, issued and outstanding at December 31, 2005 and December 27, 2004, respectively	0.5	0.1
Treasury stock — 44,464 shares as of December 31, 2005	(1.1)	—
Parent company investment	—	(278.3)
Paid-in capital	1,350.3	1,835.1
Unearned compensation	(5.2)	—
Accumulated other comprehensive income	11.0	15.9
Accumulated deficit	(947.2)	(1,006.7)

Total stockholders’ equity	408.3	566.1

Total liabilities and stockholders’ equity	$1,929.5	$969.6

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended
	December 31, 2005	December 27, 2004	December 27, 2003
	(In millions of dollars, except per share data)

Net sales	$1,487.5	$1,175.7	$1,101.9

Cost of products sold	1,048.0	810.3	778.6
Advertising, selling, general and administrative expenses	307.0	247.8	245.0
Amortization of intangibles	4.9	1.3	1.7
Write-down of intangibles	—	—	12.0
Restructuring charges	2.9	19.4	17.3

Operating income	124.7	96.9	47.3
Interest expense	28.8	8.5	8.0
Other (income) expense, net	—	(1.2)	(0.6)

Income before income taxes, minority interest, and cumulative effect of change in accounting principle	95.9	89.6	39.9
Income taxes	39.5	21.1	13.2
Minority interest, net of tax	0.2	—	—

Net income before change in accounting principle	56.2	68.5	26.7
Cumulative effect of change in accounting principle, net of tax	3.3	—	—

Net income	$59.5	$68.5	$26.7

Basic earnings per common share:
Income before change in accounting principle	$1.35	$1.96	$0.76
Change in accounting principle	0.08	—	—

Net income	$1.43	$1.96	$0.76

Diluted earnings per common share:
Income before change in accounting principle	$1.32	$1.92	$0.75
Change in accounting principle	0.08	—	—

Net income	$1.40	$1.92	$0.75

Weighted average number of shares outstanding
Basic	41.5	35.0	35.0
Diluted	42.4	35.5	35.5

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended
	December 31,	December 27,	December 27,
	2005	2004	2003
	(In millions of dollars)

Operating activities
Net income	$59.5	$68.5	$26.7
Write-down of intangibles	—	—	12.0
Restructuring non-cash charges	0.4	6.4	9.7
(Gain) loss on sale of fixed assets	(1.7)	1.5	9.2
Depreciation	32.0	28.2	33.3
Amortization of debt issuance costs	1.6	—	—
Amortization of intangibles	4.9	1.3	1.7
Deferred income tax provision (benefit)	15.3	(15.3)	(3.7)
Decrease (increase) in accounts receivable	6.1	(51.1)	6.7
Decrease (increase) in inventories	7.1	(9.6)	(10.6)
Decrease (increase) other assets	9.8	(19.4)	(16.9)
(Decrease) increase in accounts payable, accrued expense and other liabilities	(49.0)	40.2	(10.8)
(Decrease) increase in accrued taxes	(18.4)	14.8	9.7
Other operating activities, net	(2.3)	(0.6)	0.7

Net cash provided by operating activities	65.3	64.9	67.7
Investing activities
Additions to property, plant and equipment	(34.5)	(27.6)	(16.3)
Proceeds from the disposition of property, plant and equipment	2.5	21.5	14.6
Cost of acquisitions, net of cash acquired	(1.4)	—	—
Other investing activities	1.0	—	—

Net cash used by investing activities	(32.4)	(6.1)	(1.7)
Financing activities
Decrease in parent company investment	(22.9)	(43.8)	(55.3)
Net dividends paid	(625.0)	—	—
Proceeds from long-term debt	950.0	—	—
Repayments of long-term debt	(299.5)	—	(0.4)
Proceeds from short-term borrowings	7.5	—	—
Repayments of short-term borrowings	(6.3)	(2.7)	(1.6)
Cost of debt issuance	(27.5)	—	—
Other financing activities	6.2	—	—

Net cash used by financing activities	(17.5)	(46.5)	(57.3)
Effect of foreign exchange rate changes on cash	(4.1)	7.0	8.5

Net increase in cash and cash equivalents	11.3	19.3	17.2
Cash and cash equivalents
Beginning of year	79.8	60.5	43.3

End of year	$91.1	$79.8	$60.5

Significant Non-Cash Transactions:	2005	2004	2003

Common stock issued in connection with the acquisition of GBC	$392.4	—	—

Cash paid during the year for:	2005	2004	2003

Interest	$9.1	$0.3	$0.4
Income tax	$32.4	$16.9	$14.1

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statement of Stockholders’ Equity and Comprehensive Income

					Accumulated
		Parent			Other
	Common	Company	Paid-in	Unearned	Comprehensive	Treasury	Accumulated
	Stock	Investment	Capital	Compensation	Loss	Stock	Deficit	Total
				(In millions of dollars)

Balance at December 27, 2002	$0.1	$(174.7)	$1,829.8	$—	$(73.5)	$—	$(1,101.9)	$479.8
Comprehensive income
Net income	—	—	—	—	—	—	26.7	26.7
Minimum pension liability adjustment	—	—	—	—	(3.0)	—	—	(3.0)
Translation impact	—	—	—	—	35.3	—	—	35.3

Total comprehensive income (loss)	—	—	—	—	32.3	—	26.7	59.0
Net transfers to Parent	—	(58.0)	—	—	—	—	—	(58.0)
Tax benefit from stock options	—	—	2.8	—	—	—	—	2.8
Balance at December 27, 2003	0.1	(232.7)	1,832.6	—	(41.2)	—	(1,075.2)	483.6
Comprehensive income
Net income	—	—	—	—	—	—	68.5	68.5
Minimum pension liability adjustment	—	—	—	—	32.8	—	—	32.8
Translation impact	—	—	—	—	24.3	—	—	24.3

Total comprehensive income (loss)	—	—	—	—	57.1	—	68.5	125.6
Net transfers to Parent	—	(45.6)	(0.4)	—	—	—	—	(46.0)
Tax benefit from stock options	—	—	2.9	—	—	—	—	2.9
Balance at December 27, 2004	0.1	(278.3)	1,835.1	—	15.9	—	(1,006.7)	566.1
Comprehensive income
Net income	—	—	—	—	—	—	59.5	59.5
Income (loss) on derivative financial instruments	—	—	—	—	3.3	—	—	3.3
Translation impact	—	—	—	—	(8.2)	—	—	(8.2)

Total comprehensive income (loss)	—	—	—	—	(4.9)	—	59.5	54.6
Net transfers to Parent	—	(22.6)	—	—	—	—	—	(22.6)
Adjustments due to Tax Allocation Agreement (2)	—	—	3.8	—	—	—	—	3.8
Dividends	—	—	(625.0)	—	—	—	—	(625.0)
Stock issuance — spin-off from Parent (1)	0.3	300.9	(301.2)	—	—	—	—	—
Stock issuance — GBC acquisition	0.1	—	392.3	—	—	—	—	392.4
Impact of assumed GBC stock compensation	—	—	31.1	(5.2)	—	—	—	25.9
Stock issuances — stock options and restricted stock units	—	—	7.3	—	—	—	—	7.3
Purchase of treasury stock	—	—	—	—	—	(1.1)	—	(1.1)
Tax benefit from stock options	—	—	6.9	—	—	—	—	6.9

Balance at December 31, 2005	$0.5	$—	$1,350.3	$(5.2)	$11.0	$(1.1)	$(947.2)	$408.3

(1)	Amount represents issue of stock related to spin-off from Fortune Brands, Inc. See notes 1 and 3 to the consolidated financial statements for additional information.

(2)	Amount represents adjustments related to the Tax Allocation Agreement entered into by Fortune Brands and ACCO Brands in connection with the spin-off and merger transactions. See note 6 to the consolidated financial statements for additional information.

Shares of Capital Stock

	Common	Treasury	Net
	Stock	Stock	Shares

Shares at December 27, 2002	53,476		53,476

Shares at December 27, 2003	53,476		53,476

Shares at December 27, 2004	53,476		53,476
Converted stock at spin-off from Parent (1)	(53,476)		(53,476)
Stock issuance — spin-off from Parent (1)	34,969,357		34,969,357
Stock issuance — GBC acquisition	17,063,835		17,063,835
Stock issuances — stock options and restricted stock units	839,997	(44,464)	795,533

Shares at December 31, 2005	52,873,189	(44,464)	52,828,725

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2005 and December 27, 2004 and 2003

1.	Basis of Presentation

The management of ACCO Brands Corporation is responsible for the accuracy and internal consistency of the preparation of the consolidated financial statements and footnotes contained in this annual report.

ACCO Brands Corporation (“ACCO Brands” or the “Company”), formerly doing business under the name ACCO World Corporation (“ACCO World”), supplies branded office products to the office products resale industry. On August 16, 2005, Fortune Brands, Inc. (“Fortune Brands” or the “Parent”), then the majority stockholder of ACCO World, completed its spin-off of the Company by means of the pro rata distribution (the “Distribution”) of all outstanding shares of ACCO Brands held by Fortune Brands to its stockholders. In the Distribution, each Fortune Brands stockholder received one share of ACCO Brands common stock for every 4.255 shares of Fortune Brands common stock held of record as of the close of business on August 9, 2005. Following the Distribution, ACCO Brands became an independent, separately traded, publicly held company. On August 17, 2005, pursuant to an Agreement and Plan of Merger dated as of March 15, 2005, as amended as of August 4, 2005 (the “Merger Agreement”), by and among Fortune Brands, ACCO Brands, Gemini Acquisition Sub, Inc., a wholly-owned subsidiary of the Company (“Acquisition Sub”) and General Binding Corporation (“GBC”), Acquisition Sub merged with and into GBC. Each outstanding share of GBC common stock and GBC Class B common stock was converted into the right to receive one share of ACCO Brands common stock and each outstanding share of Acquisition Sub common stock was converted into one share of GBC common stock. As a result of the merger, the separate corporate existence of Acquisition Sub ceased and GBC continues as the surviving corporation and a wholly-owned subsidiary of ACCO Brands.

The financial statements are prepared on a basis consistent with the Company’s restated financial statements filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K on February 14, 2006.

Certain reclassifications have been made in the prior year’s financial statements to conform to the current year presentation.

The consolidated financial statements include the accounts of ACCO Brands Corporation and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Our investments in companies which are between 20% to 50% owned are accounted for as equity investments. ACCO Brands has equity investments in the following joint ventures: Pelikan-Quartet Pty Ltd (“Pelikan-Quartet”) — 50% ownership; and Neschen/GBC Graphic Films (“Neschen”) — 50% ownership. The Company’s share of earnings from equity investments are included on the line entitled “Other (income)/expense, net” in the consolidated statements of income. Companies in which our investment exceeds 50% have been consolidated.

The Company has elected to report its expenses for shipping and handling as a component of cost of products sold. The Company has defined such costs as those to ship and move product from the seller’s place of business to the buyer’s place of business, as well as costs to store, move and prepare products for shipment. The consolidated statements of income for all periods presented have been adjusted to reflect this change in presentation. For the annual periods ended December 31, 2005, December 27, 2004 and 2003, shipping and handling costs included in cost of products sold were $139.3 million, $100.0 million and $92.8 million, respectively. See further discussion in Note 15.

The financial statements include the allocation of general and administrative expenses and interest expense from Fortune Brands, Inc. up to the date of the Distribution (as further described in Note 2, Significant Accounting Policies — Fortune Brands Investment).

The financial statements for annual period ended December 31, 2005 include a restatement of results affecting the previously filed three-month and year-to-date periods ended March 25, June 25, and September 30, 2005 for the cumulative effect of a change in accounting principle related to the removal of a

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

one-month lag in reporting by several of the Company’s foreign subsidiaries. The change was made to better align their reporting periods with the Company’s fiscal calendar. A reconciliation indicating the effect of this change on previously issued periodic data can be found in Note 15, Cumulative Effect of Change in Accounting Principle.

The Company has changed its financial reporting to a calendar month end, from the previous 27th day of the last month of our annual reporting period. The change, which was made during the third quarter of 2005, was made to better align the reporting calendars of ACCO Brands’ companies and the acquired GBC companies. The period change affected the Company’s ACCO North American businesses and contributed four additional days to annual period ended December 31, 2005. The financial statements for the annual period ended December 31, 2005 include the estimated benefit of additional net sales, operating income, and net income of $10.8 million, $1.5 million, and $1.0 million, respectively.

2.	Significant Accounting Policies

Nature of Business

ACCO Brands is primarily involved in the manufacturing, marketing and distribution of office products — including paper fastening, document management, computer accessories, time management, presentation and other office products — selling primarily to large resellers. The Company’s subsidiaries operate principally in the United States, the United Kingdom, Australia and Canada.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

Allowances for Doubtful Accounts

Trade receivables are stated net of discounts, allowances for doubtful accounts and allowance for returns. The allowances represent estimated uncollectible receivables associated with potential customer non-payment on contractual obligations, usually due to customers’ potential insolvency. The allowances include amounts for certain customers where a risk of non-payment has been specifically identified. In addition, the allowances include a provision for customer non-payment on a general formula basis when it is determined the risk of some non-payment is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer non-payment is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out with minor amounts at average) or market. A reserve is established to adjust the cost of inventory to its net realizable value. Inventory reserves are recorded for obsolete or slow-moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as product discontinuance or engineering/material changes. These estimates could vary significantly, either

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed. Purchased computer software, as well as internally-developed software, is capitalized and amortized over the software’s useful life. The following table shows estimated useful lives of property, plant and equipment:

Buildings	40 to 50 years
Leasehold improvements	Lesser of lease term or 10 years
Machinery, equipment and furniture	3 to 10 years

	December 31,	December 27,
	2005	2004
	(In millions of dollars)

Property, plant and equipment
Land and improvements	$20.8	$13.2
Buildings and improvements to leaseholds	145.1	117.8
Machinery and equipment	444.7	346.5
Construction in progress	14.5	15.0

	625.1	492.5
Less accumulated depreciation	(385.3)	(334.8)

Net property, plant and equipment	$239.8	$157.7

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” a long-lived asset or asset group is tested for recoverability wherever events or changes in circumstances indicate that its carrying amounts may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

Intangibles

Intangible assets are comprised primarily of indefinite-lived intangible assets relating to Fortune Brands’ acquisitions allocated to the Company prior to the spin-off described in Note 1, Basis of Presentation, and purchased intangible assets arising from the application of purchase accounting to merger with GBC described in Note 2, Acquisition and Merger. FAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Indefinite-lived intangible assets will not be amortized, but are required to be evaluated at each reporting period to determine whether the indefinite useful life is appropriate. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142), indefinite-lived intangibles are tested for impairment on

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

an annual basis and written down where impaired, rather than amortized as previous standards required. Certain of the Company’s trade names have been assigned an indefinite life as it was deemed that these trade names are currently anticipated to contribute cash flows to the Company indefinitely.

The Company reviews indefinite lived intangibles for impairment annually, and whenever market or business events indicate there may be a potential impact on that intangible. The Company considers the implications of both external (e.g., market growth, pricing, competition, and technology) and internal factors (e.g., product costs, margins, support expenses, capital investment) and their potential impact on cash flows for each business in both the near and long term, as well as their impact on any identifiable intangible asset associated with the business. Based on recent business results, consideration of significant external and internal factors, and the resulting business projections, indefinite lived intangible assets are reviewed to determine whether they are likely to remain indefinite lived, or whether a finite life is more appropriate. Finite lived intangibles are amortized over 15 or 30 years.

In conjunction with the Company’s ongoing review of the carrying value of our identifiable intangibles as prescribed by FAS 142, the Company recorded a non-cash write-off of identifiable intangibles, primarily trademarks, of $12.0 million, ($8.0 million after tax) in 2003. The write-off recognized the diminished fair values of selected identifiable intangibles resulting from the repositioning of the Boone and Hetzel trade names.

	As of December 31, 2005			As of December 27, 2004			As of December 27, 2003
	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Book	Carrying	Accumulated	Book	Carrying	Accumulated	Book
	Amounts	Amortization	Value	Amounts	Amortization	Value	Amounts	Amortization	Value
	(In millions of dollars)
Indefinite-lived intangible assets:
Tradenames	$221.6	$(44.5)	$177.1	$141.3	$(44.5)	$96.8	$141.3	$(44.5)	$96.8
Amortizable intangible assets:
Tradenames	36.1	(19.4)	16.7	38.9	(18.8)	20.1	36.2	(16.5)	19.7
Customer and contractual relationships	38.8	(2.7)	36.1			—			—
Patents/proprietary technology	11.2	(0.5)	10.7	0.7		0.7	0.8		0.8

Sub-total	86.1	(22.6)	63.5	39.6	(18.8)	20.8	37.0	(16.5)	20.5

Total identifiable intangibles	$307.7	$(67.1)	$240.6	$180.9	$(63.3)	$117.6	$178.3	$(61.0)	$117.3

The Company’s intangible amortization was $4.9 million, $1.3 million and $1.7 million for the years ended December 31, 2005 and December 27, 2004 and 2003, respectively. Estimated 2006 amortization is $10.0 million, and is expected to decline approximately $1 million for each of the 5 years following as the amount of amortizable intangibles associated with customer relationships acquired in the merger with GBC is amortized on an accelerated basis.

Goodwill

Goodwill has been recorded on the Company’s balance sheet related to the merger with GBC (described in Note 1, Basis of Presentation and Note 3, Acquisition and Merger) and represents the excess of the cost of the acquisition when compared to the fair value of the net assets acquired on August 17, 2005 (the acquisition date). The company will test the goodwill for impairment at least annually and is required to be tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors. At December 31, 2005, the Company believes that no event or circumstance has occurred or exists since the August 17, 2005 acquisition of GBC to indicate the carrying value of goodwill exceeded fair-value.

Employee Benefit Plans

The Company and its subsidiaries provide a range of benefits to their employees and retired employees, including pension, postretirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of the modifications are generally recorded or amortized over future periods.

Income Taxes

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized.

The amount of income taxes that we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. We believe that we have adequately provided for our best estimate of the expected outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are revised or resolved.

Fortune Brands Investment

Certain services were provided to ACCO Brands by Fortune Brands, ACCO Brands’ parent company prior to the spin-off and merger described in Note 1, above. Executive compensation and consulting expenses paid by Fortune Brands on behalf of ACCO Brands have been allocated based on actual direct costs incurred. Where specific identification of expenses was not practicable, the cost of such services was allocated based on the most relevant allocation method to the service provided. Costs for the most significant of these services, legal and internal audit, were allocated to ACCO Brands based on the relative percentage of net sales and total assets, respectively, of ACCO Brands to Fortune Brands. The cost of all other services have been allocated to ACCO Brands based on the most relevant allocation method to the service provided, either net sales of ACCO Brands as a percentage of net sales of Fortune Brands total assets of ACCO Brands as a percentage of total assets of Fortune Brands, or headcount of ACCO Brands as a percentage of headcount of Fortune Brands. Total expenses other than interest allocated to ACCO Brands were $1.3 million, $13.0 million and $10.3 million in 2005, 2004 and 2003, respectively.

In addition, interest expense associated with ACCO Brands outstanding debt has been allocated to ACCO Brands based upon average net assets of ACCO Brands as a percentage of average net assets plus average consolidated debt not attributable to other operations of Fortune Brands, ACCO Brands believes this method of allocating interest expense produced reasonable results because average net assets is a significant factor in determining the amount of the former parent company borrowings. No debt was allocated by Fortune Brands to ACCO Brands’ balance sheet. Total interest expense allocated to ACCO Brands was $5.4 million, $10.4 million and $9.5 million in 2005, 2004 and 2003, respectively.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

The Company recognizes revenues from product sales when earned, net of applicable provisions for discounts, returns and allowances, as defined by GAAP and in accordance with SEC Staff Accounting Bulletins No. 101 and No. 104. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer, generally upon shipment. The Company provides for its estimates of potential doubtful accounts at the time of revenue recognition.

Customer Program Costs

Customer program costs include, but are not limited to, sales rebates which are generally tied to achievement of certain sales volume levels, in-store promotional allowances, shared media and customer catalog allowances and other cooperative advertising arrangements, and freight allowance programs. The Company generally recognizes customer program costs as a deduction to gross sales at the time that the associated revenue is recognized. Certain customer incentives that do not directly relate to future revenues are expensed when initiated. In addition, incentives to the Company’s end consumer, such as mail-in rebates and coupons, are also reported as sales deductions.

In addition, “accrued customer programs” principally include, but are not limited to, sales volume rebates, promotional allowances, shared media and customer catalog allowances and other cooperative advertising arrangements, and freight allowances as discussed above.

Advertising Costs

Advertising costs amounted to $94.9 million, $81.5 million and $74.8 million for the years ended December 31, 2005 and December 27, 2004 and 2003, respectively. These costs include, but are not limited to, cooperative advertising and promotional allowances as described in “Customer Program Costs” above, and are principally expensed as incurred.

The Company capitalizes certain direct-response advertising costs which are primarily from catalogs and reminder mailings sent to customers. Such costs are generally amortized in proportion to when related revenues are recognized, usually no longer than three months. In addition, direct response advertising includes mailings to acquire new customers, and this cost is amortized over the periods that benefits are realized. Direct response advertising amortization of $7.3 million, $6.9 million and $7.3 million was recorded in the years ended December 31, 2005 and December 27, 2004 and 2003, respectively, and is included in the above amounts. At December 31, 2005 and December 27, 2004 and 2003 there were $0.8 million, $0.5 million and $0.4 million, respectively, of unamortized direct response advertising costs included in other current assets.

Research and Development

Research and development expenses, which amounted to $16.8 million, $12.6 million and $12.9 million for the years ended December 31, 2005 and December 27, 2004 and 2003, respectively, are classified as general and administration expenses and are principally charged to expense as incurred.

Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock options. APB 25 requires the use of the intrinsic value method, which measures compensation expense as the excess, if any, of the quoted market price of the stock at date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense has been recognized for the stock option plans at the date of grant, but compensation expense is recognized for restricted stock unit awards. Statement of Financial Accounting Standards No. 123

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(FAS 123), “Accounting for Stock-Based Compensation,” requires disclosure of pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized.

Pursuant to FAS 123, the Company, for purposes of its pro forma disclosure determined its compensation expense in accordance with the Black-Scholes option-pricing model fair value method.

Had compensation cost for the stock options granted in 2005, 2004 and 2003 been determined consistent with FAS 123, pro forma net income and earnings per common share of the Company would have been as follows:

	Years Ended
	December 31,	December 27,	December 27,
	2005	2004	2003
	(In millions of dollars, except share data)

Net income — as reported	$59.5	$68.5	$26.7
Add: Stock based employee compensation included in reported net income, net of tax	0.7	0.5	0.5
Deduct: Total stock based employee compensation determined under the fair-value based method for all awards, net of tax	(4.0)	(3.7)	(3.0)

Pro forma net income	$56.2	$65.3	$24.2

Net earnings per share — as reported — basic	$1.43	$1.96	$0.76
Pro forma net earnings per share — basic	$1.35	$1.86	$0.69
Net earnings per share — as reported — diluted	$1.40	$1.92	$0.75
Pro forma net earnings per share — diluted	$1.33	$1.84	$0.68

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the period. The related translation adjustments are made directly to a separate component of the Accumulated Other Comprehensive Income (Loss) (OCI) caption in stockholder’s equity. Some transactions are made in currencies different from an entity’s functional currency. Gain and losses on these foreign currency transactions are generally included in income as they occur.

Derivative Financial Instruments

The Company records all derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 (FAS 133), “Accounting for Derivative Instruments and Hedging Activities” and its amendments and interpretations These statements require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. The Company continually monitors its foreign currency exposures in order to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar and Pound sterling.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (Revised) (FAS 123(R)) “Share-Based Payment,” which requires the Company to recognize compensation expense for stock options and restricted stock unit plans granted to employees based on the estimated fair value of the equity instrument at the time of grant. Currently, the Company discloses the pro forma net income and earnings per share as if the Company applied the fair value recognition provisions of FAS 123,“Accounting for Stock-Based Compensation” as amended by FAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” The requirements of FAS 123(R) are effective for the Company beginning in the first quarter of fiscal 2006. The company intends to adopt FAS 123(R) and the related FASB staff provisions using the “modified prospective” transition method as defined in FAS 123(R). Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested awards, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. The Company has adopted the provisions of the new standard using the Black-Scholes option pricing model effective January 1, 2006. As a result of adoption, the Company expects to recognize approximately $11 million, pre-tax, in additional expense in 2006. This is in addition to charges of approximately $5 million relating to expensing of restricted stock and performance stock already required under APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. FAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company will apply the requirements of FAS 154 on any changes in principle made on or after January 1, 2006.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies the term “conditional asset retirement obligation” used in FAS 143, “Accounting for Asset Retirement Obligations,” and refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, FIN 47 requires the Company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is to be recognized when incurred. FIN 47 will be effective for the Company no later than the end of its 2006 fiscal year. The implementation of this interpretation is not expected to have a material effect on the Company’s Consolidated Financial Statements.

3.	Acquisition and Merger

On August 17, 2005, as described in Note 1, Basis of Presentation, above, ACCO Brands acquired 100% of the outstanding common stock of GBC. The results of GBC’s operations have been included in ACCO Brands’ consolidated financial statements since the merger date. The GBC companies are engaged in the design, manufacture and distribution of office equipment, related supplies and laminating equipment and films. The combination of ACCO Brands and GBC created the world’s largest supplier of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. The Company expects its larger scale and combined operations to result in the realization of operating synergies.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aggregate purchase price was $424.3 million, comprised primarily of 17.1 million shares of ACCO Brands common stock which was issued to GBC shareholders with a fair value of $392.4 million. ACCO Brands employee stock options and restricted stock units with a Black-Scholes fair value of $31.1 million were issued to replace GBC employee stock options and restricted stock units outstanding at August 17, 2005, and are also included in the purchase price. The following table presents the preliminary allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the date of acquisition. ACCO Brands is continuing to develop its integration plans. As these plans are finalized, the allocation of the purchase price is expected to change. Goodwill is expected to increase as integration plans are expected to result in additional costs to close GBC facilities and take other integration actions.

	At August 17,
	2005
	(In millions of dollars)

Shares acquired	$392.4
Stock options outstanding	31.1
Acquisition costs	18.9
Cash acquired	(18.1)

Net purchase price		$424.3

Less: Assets acquired
Accounts receivable	$135.3
Inventory	108.6
Current and non-current deferred tax assets	38.0
Other current assets	10.1
Fixed assets	87.7
Identifiable intangible assets	129.0
Other assets	37.9

		546.6
Plus: Liabilities assumed
Accounts payable and accrued liabilities	$166.2
Debt and accrued interest	299.6
Non-current deferred tax liabilities	54.6
Other liabilities	35.7

		556.1

Goodwill		$433.8

Of the $129.0 million assigned to intangible assets, $38.2 million was assigned to customer relationships with estimated remaining amortizable lives of approximately 13.5 years, amortizing on an accelerated basis, and $10.5 million was assigned to developed technology with an estimated life of approximately 8.5 years. The remaining $80.3 million was preliminarily assigned to indefinite-lived intangibles, primarily trademarks. The remaining excess of purchase price over the fair value of net assets of $433.8 million has been preliminarily allocated to goodwill, and reflects the benefit the Company expects to realize from expanding its scale in the office products market, and from expected operating cost synergies. Goodwill has not yet been assigned to the Company’s operating segments as required by Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangibles,” pending completion of the analyses required to finalize goodwill, and to establish an allocation base. The Company expects to have the analyses completed by the end of the first quarter of 2006. The Company believes that the majority of the synergies to be realized by the acquisition

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

of GBC will occur in the Office Products Group and that the majority of goodwill will be assigned to the Office Products segment.

The following table provides unaudited pro forma results of operations for the periods noted below, as if the acquisition had occurred on the first day of the Company’s fiscal year for each of 2005 and 2004. The pro forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had been completed at that time.

	Years Ended
	December 31,	December 27,
	2005	2004
	(Unaudited)
	(In millions of dollars,
	except per share data)

Revenues	$1,937.0	$1.887.0
Income before change in accounting principle	33.8	54.0
Change in accounting principle, net of tax	3.3	—

Net income	$37.1	$54.0

Basic earnings per share, before change in accounting principle	$0.65	$1.06
Diluted earnings per share, before change in accounting principle	$0.63	$1.02
Basic earnings per share, net income	$0.71	$1.06
Diluted earnings per share, net income	$0.70	$1.02
Basic weighted average shares	52.3	51.1
Diluted weighted average shares:	53.3	52.7

The pro forma amounts are based on the historical results of operations, and are adjusted for amortization of definite lived intangibles and property, plant and equipment, and other charges related to acquisition accounting which will continue beyond the first full year of acquisition. The pro forma results of operations for the period ended December 31, 2005 include $5.4 million of expense related to the step-up in inventory value that was recognized as an adjustment to the opening balance sheet of GBC; a similar charge is not included in the period ended December 27, 2004. In addition, the 2005 results of operations include expenses incurred by both ACCO and GBC related to the merger and integration of the companies, and to the spin-off of ACCO Brands from Fortune Brands, which for the period ended December 31, 2005 amounted to $16.5 million.

The Company has progressed its plans for the future integration of the combined businesses. These plans are expected to be completed no later than twelve months following the date of acquisition. Included in the preliminary determination of goodwill are accruals for certain estimated costs, including those related to the closure of GBC facilities, the termination of GBC lease agreements and to GBC employee-related severance arrangements. The amount provided for these costs as of the date of acquisition is $26.6 million. The following table provides a reconciliation of the activity by cost category, since the acquisition date.

	Balance at
	Acquisition,		Balance at
	August 17,	Cash	December 31,
	2005	Expenditures	2005
	(In millions of dollars)

Employee termination costs	$15.8	$(6.4)	$9.4
Facility closure and loss on disposal of assets	1.4	—	1.4
Termination of lease agreements	6.5	—	6.5
Other	2.9	(1.2)	1.7

	$26.6	$(7.6)	$19.0

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Pension and Other Retiree Benefits

The Company has a number of pension plans, principally in the United States and the United Kingdom. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee’s length of service and earnings. Cash contributions to the plans are made as necessary to ensure legal funding requirements are satisfied.

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside of the United States. These benefit plans have been frozen to new participants. Many employees and retirees outside of the United States are covered by government health care programs.

	Pension Benefits				Postretirement
	U.S.		International
	2005	2004	2005	2004	2005	2004
	(In millions of dollars)

Change in projected benefit obligation (PBO)
Projected benefit obligation at beginning of year	$132.4	$121.0	$197.7	$173.0	$11.2	$10.8
Service cost	4.8	4.4	3.6	2.8	0.2	0.2
Interest cost	7.7	7.5	11.9	9.9	0.7	0.7
Actuarial loss	1.1	6.5	14.8	1.4	0.9	—
Participants’ contributions	—	—	1.4	1.3	0.1	0.1
Foreign exchange rate changes	—	—	(23.2)	19.2	(0.7)	0.7
Benefits paid	(6.8)	(7.0)	(9.2)	(9.9)	(1.0)	(0.7)
Other items	—	—	0.3	—	—	(0.6)
Acquired balance	—	—	39.7	—	5.7	—

Projected benefit obligation at end of year	139.2	132.4	237.0	197.7	17.1	11.2

Change in plan assets
Fair value of plan assets at beginning of year	127.0	123.6	189.0	140.8	—	—
Actual return on plan assets	11.6	9.8	35.9	9.1	—	—
Employer contributions	0.1	0.1	6.4	30.8	0.9	0.6
Participants’ contributions	—	—	1.4	1.3	0.1	0.1
Foreign exchange rate changes	—	—	(22.5)	16.9	—	—
Benefits paid	(6.8)	(7.0)	(9.2)	(9.9)	(1.0)	(0.7)
Acquired balance	—	—	29.9	—	—	—
Other items	—	0.5	0.1	—	—	—

Fair value of plan assets at end of year	131.9	127.0	231.0	189.0	—	—

Funded status (Fair value of plan assets less PBO)	(7.3)	(5.4)	(6.0)	(8.7)	(17.1)	(11.2)
Unrecognized actuarial loss (gain)	34.8	33.9	44.1	60.2	(3.6)	(6.1)
Unrecognized prior service cost (benefit)	(0.6)	(0.7)	2.8	5.1	(0.2)	(0.2)

Net amount recognized	$26.9	$27.8	$40.9	$56.6	$(20.9)	$(17.5)

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Included in the amounts recognized in the balance sheet are:

	Pension Benefits				Postretirement
	U.S.		International
	2005	2004	2005	2004	2005	2004
	(In millions of dollars)

Prepaid pension benefit	$29.3	$30.0	$52.6	$57.1	$—	$—
Accrued benefit liability	(2.4)	(2.2)	(11.7)	(0.5)	(20.9)	(17.5)

Net amount recognized	$26.9	$27.8	$40.9	$56.6	$(20.9)	$(17.5)

The accumulated benefit obligation for all defined benefit pension plans was $352.3 million and $307.2 million at December 31, 2005 and December 27, 2004, respectively.

The following table sets out information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S.		International
	2005	2004	2005	2004
	(In millions of dollars)

Projected benefit obligation	$2.4	$2.3	$33.3	$—
Accumulated benefit obligation	2.0	1.6	32.5	—
Fair value of plan assets	—	—	21.9	—

The change in international plan status is entirely due to the acquired plans of the GBC companies.

The following table sets out the components of net periodic benefit cost:

	Pension Benefits						Postretirement
	U.S.			International
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(In millions of dollars)

Service cost	$4.8	$4.4	$3.7	$3.6	$2.8	$2.6	$0.2	$0.2	$0.2
Interest cost	7.7	7.5	7.2	11.9	9.9	7.8	0.7	0.7	0.7
Expected return on plan assets	(11.9)	(11.9)	(12.3)	(14.0)	(10.0)	(7.4)	—	—	—
Amortization of prior service cost	(0.1)	(0.1)	(0.2)	1.4	1.0	1.5	—	—	—
Amortization of net loss (gain)	0.5	—	—	4.3	4.3	2.0	(1.1)	(1.0)	(0.6)
Other	—	—	—	—	—	—	—	(0.6)	(0.2)

Net periodic benefit cost (income)	$1.0	$(0.1)	$(1.6)	$7.2	$8.0	$6.5	$(0.2)	$(0.7)	$0.1

Assumptions:

Weighted average assumptions used to determine benefit obligations for years ended December 31, 2005 and December 27, 2004 and 2003 were:

	Pension Benefits						Postretirement
	U.S.			International
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Discount rate	5.8%	6.0%	6.3%	4.9%	5.6%	5.5%	5.5%	5.7%	5.9%
Rate of compensation increase	4.0%	4.0%	4.0%	3.7%	4.0%	3.7%	—	—	—

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Weighted average assumptions used to determine net cost for years ended December 31, 2005 and December 27, 2004 and 2003 were:

	Pension Benefits						Postretirement
	U.S.			International
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Discount rate	6.0%	6.3%	6.7%	4.9%	5.5%	5.5%	5.3%	5.9%	6.2%
Expected long-term rate of return	8.8%	8.5%	8.5%	6.7%	7.5%	7.5%	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	3.8%	3.8%	3.7%	—	—	—

Weighted average health care cost trend rates used to determine benefit obligations and net cost at December 31, 2005 and December 27, 2004 and 2003:

	Postretirement Benefits
	2005	2004	2003

Health care cost trend rate assumed for next year	10%	10%	10%
Rate that the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2016	2015	2014

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
	(In millions of dollars)

Effect on total of service and interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	1.2	(1.2)

Plan Assets

The Company’s pension plan weighted average asset allocations at December 31, 2005 and December 27, 2004 were as follows:

	Pension Plan Assets
	2005	2004

Asset category
Cash	0%	4%
Equity securities	63	70
Fixed income	32	26
Real estate	5

Total	100%	100%

The investment strategy for the Company is to optimize investment returns through a diversified portfolio of investments, taking into consideration underlying plan liabilities and asset volatility. The U.S. defined benefit asset allocation policy allows for an equity allocation of 45% to 75%, a fixed income allocation of 25% to 50% and a cash allocation of up to 25%. Each plan has a different target asset allocation which is reviewed periodically and is based on the underlying liability structure. The asset allocation for non-U.S. plans is set by the local plan trustees. Some non-U.S. plans allow for an investment in real estate.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Cash Flows Contributions

The Company expects to contribute $10.0 million to its pension plans in 2006.

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $5.3 million, $4.5 million and $3.9 million in 2005, 2004 and 2003, respectively.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension	Postretirement
	Benefits	Benefits
	(In millions of dollars)

2006	$15.7	$1.0
2007	$15.7	$1.0
2008	$16.1	$1.1
2009	$17.1	$1.2
2010	$17.2	$1.3
Years 2011 — 2015	$101.7	$5.5

5.	Stock Based Compensation

ACCO Brands Stock-Based Plans

As part of becoming a separate public company after the spin-off, the Company established two stock-based compensation plans (the “ACCO Plans”). These plans, which include the Company’s 2005 Long Term Incentive Plan (the “LTIP”), are separate from the plans previously administered by the Parent. Stock options from the Parent plan that were not vested as of the spin-off date were converted to options to acquire ACCO stock under the Company’s 2005 Assumed Option and Restricted Stock Unit Plan (the “Assumed Plan”). The number of options outstanding and the strike price of these options were converted based on the conversion ratio from the spin-off, such that the intrinsic value of the options was the same before and after the spin-off. As a result, 707,210 unvested options with a weighted average strike price of $64.42 under the Parent plans were converted to 2,819,952 unvested options with a weighted average strike price of $16.16 under the Assumed Plan. The terms and conditions related to these options, other than the numbers and strike prices as described above, did not change in any material manner from those under which they were originally awarded. These terms and conditions are generally described in Fortune Brands Stock-Based Plans below. No additional grants of options or other awards may be made under the Assumed Plan. Vested options from the Parent plans were not converted to options to acquire ACCO stock.

Included in the ACCO Plans is Sub-Plan A of the Assumed Plan (“Sub-Plan A”). As part of the acquisition and merger with GBC, options and restricted stock units held by former GBC employees were converted to similar instruments on ACCO stock on a one-for-one basis at the time of the merger. Restricted stock units that had been previously awarded to GBC employees that did not convert to the right to receive common stock of the Company upon completion of the merger in accordance with the terms of such awards were converted to similar ACCO restricted stock units on a one-for-one basis. The converted options and restricted stock units are now subject to the terms of Sub-Plan A. Options under Sub-Plan A had exercise prices equal to fair market values at dates of grant. Options generally were not exercisable prior to one year or more than ten years from the date of grant. Options issued since February, 2001 generally vested one-fourth each year over a four-year period, subject, generally, to acceleration of vesting upon a change-in-control. The options converted upon the merger that remain subject to Sub-Plan A generally accelerated and vested upon completion of the merger. Restricted stock units that converted to restricted stock units under Sub-Plan A vest three years from the date of their original grant. No additional awards may be made under Sub-Plan A. The fair value of these instruments was included as part of the purchase price of GBC, and a portion of the

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

intrinsic value of the unvested options and restricted stock units was recorded as deferred compensation. This deferred compensation expense will be recorded over the remaining vesting period of the instruments.

Changes during 2005 in shares under option related to the ACCO Plans were as follows:

	Number Outstanding	Weighted-Average

Issued as part of the spin-off	2,819,952	$16.16
Issued as part of the GBC acquisition	1,928,958	$12.20
Granted	1,841,250	$22.68
Exercised	(669,814)	$11.00
Lapsed	(129,952)	$14.32

Outstanding at December 31, 2005	5,790,394	$17.55

Options outstanding at December 31, 2005 related to the ACCO Plans were as follows:

		Weighted-
		Average	Weighted-
		Remaining	Average
	Number	Contractual	Exercise	Number
Range of Exercise Prices	Outstanding	Life	Price	Exercisable

$ 7.00 to $ 8.94	271,739	5.8	$8.38	234,239
$10.82 to $14.86	1,943,691	7.6	13.46	1,225,430
$16.61 to $20.47	1,704,888	8.7	18.06	736,307
$21.07 to $30.00	1,870,076	6.9	22.68	27,451

$ 7.00 to $30.00	5,790,394	7.6	$17.55	2,223,427

There were 30,186 and 25,600 GBC restricted stock units outstanding as of December 31, 2005, which had previously been granted in 2004 and 2005, respectively, which were converted to ACCO Brands restricted stock units. These instruments will vest in 2007 and 2008, respectively. The 2005 LTIP provides for stock based awards, restricted stock units, performance stock units, restricted stock, incentive and non-qualified stock options, and stock appreciation rights, any of which may be granted alone or with other types of awards and dividend equivalents. Restricted stock units vest over a pre-determined period of time, typically three years from grant. Performance stock units also vest over a pre-determined period of time, but are further subject to the achievement of certain business performance criteria. Based upon the level of achieved performance, the number of shares actually awarded can vary from 0% to 150% of the original grant. There were 323,500 restricted stock units and 373,000 performance stock units outstanding at December 31, 2005 that were granted under the 2005 LTIP in 2005 and will vest in 2008. Upon vesting, all of these instruments will be converted into the right to receive one share of common stock of the Company for each unit that vests. Compensation expense related to all these instruments will be recorded over the vesting period of the instruments. Compensation expense recorded for 2005 related to ACCO Brands stock based plans was $0.8 million. There was no expense in 2004 or 2003 related to the ACCO Plans.

Fortune Brands Stock-Based Plans

As a subsidiary of Fortune Brands, the Company had no employee stock award plan; however, certain employees of the Company had been granted stock options and performance awards under the incentive plans of the Parent, including the 1999 and 2003 Long-Term Incentive Plans (“Fortune Brands Plans”). The 1999 and 2003 Long-Term Incentive Plans authorized the granting to key employees of the Parent and its subsidiaries, including the Company, of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may have been granted alone or in combination with other types of awards or dividend equivalents. Grants under the 2003 Long-Term

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Incentive Plan could have been made on or before December 31, 2008 for up to 12 million shares of common stock. Under each plan, no more than two million shares could have been granted to any one individual.

Stock options under the Fortune Brands Plans had exercise prices equal to fair market values at dates of grant. Options generally were not exercisable prior to one year or more than ten years from the date of grant. Options issued since November 1998 generally vested one-third each year over a three-year period after the date of grant. Performance awards were amortized into expense over the three-year vesting period, and were generally paid in stock but could be paid in cash if individual stock ownership guidelines were met.

Changes during the periods ended December 31, 2005 in shares under options related to the Fortune Brands Plans were as follows:

		Weighted-
		Average
		Exercise
	Options	Price

Outstanding at December 31, 2002	1,476,281	$35.07
Granted	393,100	$57.30
Exercised	(374,055)	$31.03
Lapsed	(45,458)	$40.50

Outstanding at December 31, 2003	1,449,868	$41.97
Granted	392,100	$72.87
Exercised	(259,718)	$32.78
Lapsed	(22,509)	$50.19

Outstanding at December 31, 2004	1,559,741	$51.15
Granted	15,800	$49.49
Exercised	(251,330)	$39.04
Converted to ACCO Brands options(1)	(707,210)	$64.42
Lapsed	(31,188)	$66.99
Spin-off adjustment(2)	29,870	—

Outstanding at December 31, 2005	615,683	$34.09

(1)	Represents unvested Fortune Brands options converted into ACCO Brands options in connection with the spin-off of ACCO Brands from Fortune Brands. The exercise prices of the ACCO Brands options converted from Fortune Brands options were calculated based on the ratio of the Fortune Brands closing stock price on August 16, 2005 and ACCO Brands opening stock price on August 17, 2005. The number of options was calculated to preserve, as closely as possible, the economic value of the options that existed at the time of the spin-off.

(2)	Exercise price of vested Fortune Brands options was converted based on the ratio of the closing price of the Fortune Brands closing stock price on August 16, 2005 and Fortune Brands opening stock price on August 17, 2005. The number of options was converted to preserve, as closely as possible, the economic value of the options that existed at the time of the spin-off.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Options exercisable at the end of each of the three years ended December 31, 2005, and December 27, 2004 and 2003 related to the Fortune Brands Plans were as follows:

	Options	Weighted-Average
	Exercisable	Exercise Price

2005	615,683	$34.09
2004	802,939	$38.92
2003	717,659	$32.74

At December 31, 2005, performance awards under the Fortune Brands Plan were outstanding; pursuant to which up to 8,312, 5,145 and 1,516 shares may be issued in 2006, 2007 and 2008, respectively, depending on the extent to which certain specified performance objectives are met. Pursuant to the performance awards. 8,256 and 5,463 shares were issued during 2004 and 2003 respectively. The costs of those performance awards were expensed over the performance period.

Compensation expense for the Fortune Brands Plan recorded for 2005, 2004 and 2003 was $0.2 million, $0.8 million and $0.8 million, respectively.

The weighted-average fair values of options granted during 2005 (under the ACCO Plan) and 2004 and 2003 (under the Fortune Brands Plan) were $7.84, $16.28 and $13.40, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003:

	2005	2004	2003

Expected dividend yield	0.0%	1.8%	2.1%
Expected volatility	35.0%	26.7%	29.4%
Risk-free interest rate	3.4%	3.2%	2.8%
Expected term	4.5 years	4.5 years	4.5 years

6.	Income Taxes

The components of income before income taxes are as follows:

	2005	2004	2003
	(In millions of dollars)

Domestic operations	$37.0	$30.0	$(10.1)
Foreign operations	58.9	59.6	50.0

Total income before taxes	$95.9	$89.6	$39.9

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

	2005	2004	2003
	(In millions of dollars)

Income tax expense computed at U.S. statutory income tax rate	$33.6	$31.2	$13.9
State, local and other income taxes, net of federal tax benefit	1.8	1.3	0.3
U.S. effect of foreign dividends and earnings	4.5	—	—
Foreign income taxed at different effective tax rates	(4.5)	(3.4)	(3.2)
Release of valuation allowance	—	(3.7)	—
Reversal of reserves for items resolved more favorably than anticipated	—	(3.7)	—
Effect of foreign earnings repatriation under the American Jobs Creation Act of 2004	—	1.2	—
Miscellaneous	4.1	(1.8)	2.2

Income taxes as reported	$39.5	$21.1	$13.2

Included in the 2005 U.S. effect of foreign dividends and earnings amount above are: $3.4 million for U.S. tax on foreign dividends paid prior to the spin-off, $3.2 million for U.S. tax on certain foreign earnings resulting from a reorganization of various foreign operations, and a tax benefit of $2.2 million for foreign earnings no longer considered permanently reinvested.

The components of the income tax expense are as follows:

	2005	2004	2003
	(In millions of dollars)

Current
Federal	$19.4	$19.4	$2.5
Foreign	3.5	15.3	13.9
Other	1.3	1.7	0.5

Total current income tax expense	24.2	36.4	16.9

Deferred
Federal and other	11.5	(11.9)	(4.0)
Foreign	3.8	(3.4)	0.3

Total income tax expense	$39.5	$21.1	$13.2

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of deferred tax assets (liabilities) are as follows:

	2005	2004
	(In millions of dollars)

Deferred tax assets
Compensation and benefits	$10.3	$14.4
Inventory valuation related	5.1	3.3
Other reserves	2.1	2.7
Restructuring	6.5	(0.7)
Accounts receivable	8.6	3.6
Goodwill with tax basis	9.5	11.8
Foreign tax credit carry forwards	6.0	—
Net operating loss carry forwards	43.8	15.1
Miscellaneous	15.3	7.3

Gross deferred tax assets	107.2	57.5
Valuation allowance	(28.5)	(12.4)

Net deferred tax assets	78.7	45.1
Deferred tax liabilities
Dividends receivable	—	(2.0)
Pension	(12.4)	(12.2)
Depreciation	(17.6)	(6.3)
Identifiable intangibles	(86.8)	(40.3)
Miscellaneous	(1.4)	(3.8)

Gross deferred tax liabilities	(118.2)	(64.6)

Net deferred tax liabilities	$(39.5)	$(19.5)

Deferred income taxes are not provided on certain undistributed earnings of foreign subsidiaries that are expected to be permanently reinvested in those companies, aggregating approximately $285.6 million at December 31, 2005.

At December 31, 2005, $110.7 million of net operating loss carry forwards are available to reduce future taxable income of domestic and international companies. These loss carry forwards expire in the years 2010 through 2025 or have an unlimited carryover period. A valuation allowance has been provided for a portion of the foreign and state net operating loss carry forwards and other deferred tax assets in those jurisdictions where the Company has determined that it is more likely than not that the deferred tax assets will not be realized. Additionally, the 2005 valuation allowance has increased by $16.5 million due to the merger with GBC, which, if subsequently recognized, the associated tax benefits would be allocated to reduce goodwill or other non-current intangible assets.

As part of the spin-off and merger transactions, ACCO Brands entered into tax allocation agreements with Fortune and with Lane Industries, Inc. (“Lane”). ACCO was formerly included in certain tax returns of Fortune, and GBC was formerly included in certain tax returns of Lane. Under the agreement, Fortune assumes all U.S. federal income tax liabilities for periods prior to the spin-off except for the taxes to be shown on the 2005 U.S. income tax returns for the pre-spin-off period. The agreement with Fortune also limits the Company’s tax liabilities for periods prior to the spin-off for state, local and foreign income tax audit assessments to an aggregate net amount of $1 million. Under the agreement with Lane, ACCO is liable for the

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

U.S. federal income taxes associated with pre-merger tax years of General Binding Corporation and subsidiaries.

The amount of income taxes that we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. We believe that we have adequately provided for our best estimate of the expected outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are revised or resolved.

7.	Long-term Debt and Short-term Borrowings

In conjunction with the spin-off of ACCO World to the shareholders of Fortune Brands and the merger, ACCO Brands issued $350 million in senior subordinated notes with a fixed interest rate of 7.625% due 2015. Additionally, ACCO Brands and subsidiaries of ACCO Brands located in the United Kingdom and the Netherlands have entered into the following new senior secured credit facilities with a syndicate of lenders:

•	a $400.0 million U.S. term loan facility, with quarterly amortization, maturing on August 17, 2012, with interest based on either LIBOR or a base rate;

•	a $130.0 million U.S. dollar revolving credit facility (including a $40.0 million letter of credit sub limit) maturing on August 17, 2010, with interest based on either LIBOR or a base rate;

•	a £63.6 million sterling term loan facility, with quarterly amortization, maturing on August 17, 2010, with interest based on GBP LIBOR;

•	a €68.2 million euro term loan facility, with quarterly amortization, maturing on August 17, 2010, with interest based on EURIBOR; and

•	a $20.0 million dollar equivalent euro revolving credit facility maturing on August 17, 2010 with interest based on EURIBOR.

ACCO Brands is the borrower under the U.S. term loan facility and the U.S. dollar revolving credit facility, the United Kingdom subsidiary is the borrower under the sterling term loan facility and the dollar equivalent euro revolving credit facility and the Netherlands subsidiary is the borrower under the euro term loan facility. Borrowings under the facilities are subject to a “pricing grid” which provides for lower interest rates in the event that certain financial ratios improve in future periods.

As of December 31, 2005, ACCO Brands had approximately $144.1 million of availability under its revolving credit facilities.

The net proceeds of the senior subordinated notes, together with borrowings under the senior secured credit facilities and cash on hand were used to finance the payment of special dividend notes issued by ACCO World to its stockholders, repay existing indebtedness of GBC and ACCO World and fund fees and expenses related to the spin-off and merger.

The senior secured credit facilities are guaranteed by substantially all of the domestic subsidiaries of ACCO Brands (the “U.S. guarantors”) and secured by substantially all of the assets of the borrowers and each U.S. guarantor.

The Company must meet certain restrictive financial covenants as defined under the senior secured credit facilities. The covenants become more restrictive over time and require the Company to maintain certain ratios related to total leverage and interest coverage. There are also other restrictive covenants, including restrictions on dividend payments, acquisitions, additional indebtedness, and capital expenditures. Additionally, under

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

certain conditions the Company is required to pay down debt to the extent it generates excess cash flows or sells assets.

The senior secured credit facilities contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-accelerations, certain bankruptcy or insolvency events, judgment defaults, certain ERISA-related events, changes in control or ownership, and invalidity of any collateral or guarantee or other document.

Each of ACCO Brands’ domestic subsidiaries that guarantees obligations under the senior secured credit facilities, also unconditionally guarantees the senior subordinated notes on an unsecured senior subordinated basis.

The indenture governing the senior subordinated notes contains covenants limiting, among other things, ACCO Brands’ ability, and the ability of the ACCO Brands’ restricted subsidiaries to, incur additional debt, pay dividends on capital stock or repurchase capital stock, make certain investments, enter into certain types of transactions with affiliates, limit dividends or other payments by our restricted subsidiaries to ACCO Brands, use assets as security in other transactions and sell certain assets or merge with or into other companies.

As of and for the period ended December 31, 2005, the Company was in compliance with all applicable covenants. On February 13, 2006 the Company entered into an amendment of its senior secured credit facilities waiving any default that may have arisen under those facilities as a result of the restatement of the Company’s financial statement as described in Note 1, Basis of Presentation.

Notes payable and long-term debt consisted of the following at December 31, 2005 and December 27, 2004:

	December 31,	December 27,
	2005	2004
	(In millions of dollars)

Credit Facilities
U.S. Dollar Senior Secured Term Loan Credit Facility (weighted-average floating interest rate of 5.97% at December 31, 2005)	$399.0	$—
British Pound Senior Secured Term Loan Credit Facility (weighted-average floating interest rate of 6.61% at December 31, 2005)	106.5	—
Euro Senior Secured Term Loan Credit Facility (weighted-average floating interest rate of 4.27% at December 31, 2005)	78.7	—
Notes Payable
Senior Subordinated Notes, U.S. Dollars borrowing, due 2015 (fixed interest rate of 7.625%)	350.0	—
Other borrowings	7.7	0.1

Total debt	941.9	0.1
Less-current portion of long-term debt	(30.1)	(0.1)

Total long-term debt	$911.8	$—

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The scheduled maturities of notes payable and long-term debt for each of the five years subsequent to December 31, 2005 are as follows:

Fiscal Year	Amount
(In millions of dollars)

2006	$30.1
2007	27.9
2008	45.7
2009	58.8
2010	50.4
Thereafter	729.0

Total	$941.9

At December 31, 2005 there was $24.8 million available under bank lines of credit. Included in these amounts as of December 31, 2005 was $7.0 million of borrowings outstanding. The weighted-average interest rate on these outstanding borrowings was 4.15% in 2005.

As of December 31, 2005, the Company had approximately $1.3 million of restricted cash.

8.	Financial Instruments

Financial instruments are used to principally reduce the impact of changes in foreign currency exchange rates and interest rates. The principal financial instruments used are forward foreign exchange contracts and interest rate basis swaps. The counterparties are major financial institutions. The Company does not enter into financial instruments for trading or speculative purposes.

The Company enters into forward foreign exchange contracts, principally as cash flow hedges, to hedge currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company’s risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions, and do not extend beyond 2006. Deferred amounts of $0.2 million are expected to be reclassified into earnings from other comprehensive income during 2006.

The Company also uses interest rate swaps to manage its exposure to interest rate movements and to reduce borrowing costs. The Company accounts for interest rate swaps as fair value hedges and records gains and losses related to these derivative instruments as components of interest expense.

The Company utilizes a cross currency swap to hedge its net investment in Euro based subsidiaries against movements in exchange rates. The five-year cross currency derivative swaps $185 million at 3 month U.S. LIBOR interest rates for €152.2 million at three-month EURIBOR rates. The Company makes quarterly interest payments on €152.2 million and receives quarterly interest payments on $185.0 million. The swap has served as an effective net investment hedge for accounting purposes. The Company uses the spot rate method for accounting purposes and, accordingly, any increase or decrease in the fair value of the swap is recorded as a component of accumulated other comprehensive income. Any ineffectiveness is recorded in interest expense. The net after-tax income related to derivative net investment hedge instruments recorded in accumulated other comprehensive income totaled $3.2 million at December 31, 2005.

The estimated fair value of the Company’s cash and cash equivalents, notes payable to banks and commercial paper approximates the carrying amounts due principally to their short maturities.

The estimated fair value of the Company’s $941.9 million total long-term debt (including the current portion) at December 31, 2005 was approximately $927.0 million. The fair value is determined from quoted

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms of maturity.

A significant percentage of the Company’s sales are to customers engaged in the office products resale industry. Concentration of credit risk with respect to trade accounts receivable is limited because a large number of geographically diverse customers make up each operating companies’ domestic and international customer base, thus spreading the credit risk. Trade receivables from the Company’s five largest customers were $205.4 million, $170.8 million and $136.7 million at December 31, 2005 and December 27, 2004 and 2003, respectively. Also see Note 10, Information on Business Segments — Major Customers.

9.	Restructuring and Restructuring-Related Charges

The restructuring charges and reconciliations presented below are principally related to the Company’s strategic plans announced in early 2001, aimed at repositioning the business for long term growth. As part of the 2001 restructuring program, the Company recorded the final restructuring charges of $19.4 million (pre-tax) in the year 2004. This amount includes a release of $1.6 million of excess amounts established in a prior year. The 2004 charges related to employee termination costs (283 positions) and to asset write-offs with a significant portion related to consolidation or closure of manufacturing and other facilities in Mainland Europe, the United Kingdom and the United States, and operational downsizing throughout the Company.

In March of 2005, the Company announced its plan to merge with GBC. In connection with the pending merger, the Company began to take strategic actions aimed at aligning its management and business structures with that of the future combined business model. The restructuring provision for 2005 presented below is principally related to these actions.

Reconciliation of the restructuring liability as of December 31, 2005 is as follows:

	Balance at				Non-cash	Balance at
	December 27,	Acquisition	Total	Cash	Write-	December 31,
	2004	of GBC	Provision	Expenditures	Offs	2005
	(In millions of dollars)

Rationalization of operations
Employee termination costs	$0.2	$0.4	$1.1	$(0.9)	$—	$0.8
International distribution and lease agreements(1)	2.7	2.4	1.4	(1.0)	(0.3)	5.2
Loss on disposal of assets	—	—	0.4	—	—	0.4

	$2.9	$2.8	$2.9	$(1.9)	$(0.3)	$6.4

(1) The acquired reserve balance of $2.8 million includes a reserve of $2.4 million related to future lease obligations (net of assumed sub-lease income). The related cash expenditures are expected to continue through to the date of the last lease expiration in the year 2013.

Of the 31 positions planned for elimination under restructuring initiatives in 2005, 20 had been eliminated as of December 31, 2005.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Reconciliation of the restructuring liability as of December 27, 2004 is as follows:

	Balance at				Balance at
	December 27,	Total	Cash	Non-Cash	December 27,
	2003	Provision	Expenditures	Write-Offs	2004
	(In millions of dollars)

Rationalization of operations
Employee termination costs	$2.6	$12.5	$(15.0)	$0.1	$0.2
Other	0.8	—	(0.8)	—	—
International distribution and lease agreements	4.3	(0.7)	(1.1)	0.2	2.7
Loss on disposal of assets	0.2	7.6	1.0	(8.8)	—

	$7.9	$19.4	$(15.9)	$(8.5)	$2.9

Reconciliation of the restructuring liability as of December 27, 2003, is as follows:

	Balance at				Balance at
	December 27,	Total	Cash	Non-Cash	December 27,
	2002	Provision	Expenditures	Write-Offs	2003
	(In millions of dollars)

Rationalization of operations
Employee termination costs	$9.0	$6.8	$(13.7)	$0.5	$2.6
Other	(0.2)	0.9	(0.6)	0.7	0.8
International distribution and lease agreements	4.3	1.1	(1.5)	0.4	4.3
Loss on disposal of assets	0.8	8.5	11.8	(20.9)	0.2

	$13.9	$17.3	$(4.0)	$(19.3)	$7.9

In association with the Company’s plan to abandon one long-term lease agreement, a charge for $2.6 million was recorded in the year 2001, and as of December 31, 2005, the balance remaining is $1.5 million. Cash expenditures related to this lease are expected to continue through the year 2007. All other restructuring provisions have been recognized subject to the provisions of SFAS 146, which was effective from January 1, 2003.

The Company expects that all other activity under these programs will be completed within the next 12 months.

In association with the Company’s restructuring, certain non-recurring costs were expensed to cost of products sold and advertising, selling, general and administrative expenses in the income statement. These charges were principally related to strategic product category exits and to implementation of the new company footprint (establishing our combined physical locations). These charges totaled $1.9 million, $18.2 million and $19.2 million for the years ended December 31, 2005 and December 27, 2004 and 2003, respectively. In addition, charges reported in the year ended December 31, 2005 related to the merger and integration of ACCO Brands and GBC, and the spin-off of ACCO Brands from Fortune Brands, totaled $12.2 million, and were classified in advertising, selling, general and administrative expense in the income statement.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Information on Business Segments

Following the merger with GBC on August 17, 2005, the Company’s business segments were realigned to reflect the product and global markets served. The historical segment results were restated to present the business segments on a comparable basis. The Company’s business segments are described below:

Office Products Group

Office Products includes four broad consumer-focused product groupings throughout our global operations. These product groupings are: Workspace Tools (stapling and punch products and supplies), Visual Communication (dry erase boards, easels, laser pointers and overhead projectors), Document Communication (personal and office use binding and laminating machines, presentation quality binders) and Storage and Organization (storage bindery, filing systems, storage boxes, business essentials). Our businesses, principally in North America, Europe and Asia/Pacific distribute and sell such products on a regional basis.

Our office products are manufactured internally or sourced from outside suppliers. The customer base to which our office products are sold is made up of large global and regional resellers of our product. It is through these large resellers that the Company’s office products reach the end consumer.

Computer Products Group

Computer Products designs, distributes, markets and sells accessories for laptop and desktop computers and Apple iPod products. These accessories primarily include security locks, power adapters, input devices such as mice and keyboards, computer carrying cases, hubs and docking stations and technology accessories for iPods. Computer Products sells, mostly under the Kensington brand name, globally to distributors, large resellers and retailers, with the majority of its revenue coming from the U.S. and Western Europe.

All of our computer products are manufactured to our specifications by third party companies, principally in Asia, and are stored, shipped and distributed from facilities which are shared with our regional Office Products groups. Our Computer Products are sold primarily to consumer electronic retailers, information technology value added resellers/IT VARs, original equipment manufacturers/OEMs and office products retailers.

Commercial — Industrial and Print Finishing Group

The Industrial and Print Finishing Group (“IPFG”) targets “print-for-pay” and other finishing customers who use our professional grade finishing equipment and supplies. The Industrial and Print Finishing Group’s primary products include thermal and pressure-sensitive laminating films, mid-range and commercial high-speed laminators, large-format digital print laminators and other automated finishing products. IPFG’s products and services are sold worldwide through direct and dealer channels.

Other Commercial

Other Commercial consists of a grouping of our Day-Timers business and our various Document Finishing businesses located in dispersed geographic markets. The results of these companies are not individually significant to the consolidated results of ACCO Brands.

Our Day-Timers business includes U.S., Australia, New Zealand and U.K. operating companies which sell personal organization tools and products regionally, primarily utilizing their own manufacturing, supply, sales force, customer service and distribution structures. Approximately two-thirds of the Day-Timers business is through the direct channel, which markets product through periodic sales catalogs and ships product directly to our end user customer. The remainder of the business sells to large resellers and commercial dealers.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Our Document Finishing businesses sell binding and punching equipment, binding supplies, custom and stock binders and folders, and also provide maintenance and repair services. The Document Finishing products and services are primarily sold direct to high volume commercial end users, commercial reprographic centers and education markets.

Net sales by business segment are as follows:

	Years Ended
	December 31,	December 27,	December 27,
	2005	2004	2003
	(In millions of dollars)

Office Products Group	$1,068.0	$928.1	$882.4
Computer Products Group	208.7	169.6	138.0
Commercial-IPFG	68.5	—	—
Other Commercial	142.3	78.0	81.5

Net sales	$1,487.5	$1,175.7	$1,101.9

Operating income by business segment is as follows:

	Years Ended
	December 31,	December 27,	December 27,
	2005	2004	2003
	(In millions of dollars)

Office Products Group	$84.3	$64.6	$31.5
Computer Products Group	43.3	32.3	20.7
Commercial-IPFG	4.4	—	—
Other Commercial	17.2	10.9	11.3

Sub-total	149.2	107.8	63.5
Corporate	(24.5)	(10.9)	(16.2)

Operating income	124.7	96.9	47.3
Interest expense	28.8	8.5	8.0
Other expense (income)	—	(1.2)	(0.6)

Income before taxes, minority interest and change in accounting principle	$95.9	$89.6	$39.9

Operating income as presented in the segment table above is defined as i) net sales, ii) less cost of products sold, iii) less advertising, selling, general and administrative expenses, iv) less amortization of intangibles, and v) less restructuring charges.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Segment assets are as follows:

	December 31,	December 27,
	2005	2004
	(In millions of dollars)

Office Products Group	$693.7	$558.2
Computer Products Group	98.2	82.8
Commercial-IPFG	92.1	—
Other Commercial	98.5	30.6

Total segment assets	982.5	671.6
Unallocated assets (a)	945.2	296.6
Corporate	1.8	1.4

Total assets	$1,929.5	$969.6

(a)	Represents total assets excluding: intangibles resulting from business acquisitions, intercompany balances, cash, deferred taxes, prepaid pension assets, prepaid debt issuance costs and joint ventures accounted for on an equity basis, which are not allocated to the Company’s business segments.

Long-lived assets, net by geographic region are as follows (b):

	2005	2004	2003
	(In millions of dollars)

United States	$128.9	$79.1	$88.7
United Kingdom	39.2	40.4	42.2
Australia	17.1	15.9	15.4
Canada	9.6	4.9	4.8
Other countries	45.0	17.4	18.9

Long-lived assets	$239.8	$157.7	$170.0

(b)	Represents property, plant and equipment, net.

Net sales by geographic region are as follows (c):

	2005	2004	2003
	(In millions of dollars)

United States	$803.8	$615.5	$601.0
United Kingdom	193.0	199.8	179.1
Australia	113.6	95.4	84.0
Canada	91.9	68.1	67.8
Other countries	285.2	196.9	170.0

Net sales	$1,487.5	$1,175.7	$1,101.9

(c)	Net Sales are attributed to geographic areas based on the location of the selling company.

Major Customers

Sales to the Company’s five largest customers were $592.3 million, $481.5 million and $482.3 million for the years ended December 31, 2005 and December  27, 2004 and 2003, respectively. Our sales to Office Depot were $234.1 million (16%), $215.8 million (18%) and $213.1 million (19%) for the years ended December 31,

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2005, December 27, 2004 and 2003, respectively, and represented the only customer with more than 10% of total sales.

11.	Earnings per Share

The distribution and merger discussed in Note 1, significantly impacted the capital structure of the Company. ACCO Brands’ Certificate of Incorporation provides for 200 million authorized shares of Common Stock with a par value of $0.01 per share. Approximately 35.0 million shares of the Company’s common stock were issued to shareholders of Fortune and a minority shareholder of the Company in connection with the spin-off. In connection with the merger, approximately 17.1 million additional shares were issued to GBC’s shareholders and employees in exchange for their GBC common and Class B common shares and restricted stock units that converted into the right to receive the Company’s common stock upon consummation of the merger. Total outstanding shares as of December 31, 2005 were 52.8 million. These amounts, as well as the dilutive impact of ACCO Brands stock options on the date of the spin-off have been used in the basic and dilutive earnings per common share calculation below for all periods prior to the spin-off.

The calculation of basic earnings per common share is based on the weighted average number of common shares outstanding in the year, or period, over which they were outstanding. The Company’s diluted earnings per common share assume that any common shares outstanding were increased by shares that would be issued upon exercise of those stock options for which the market price on the last day of the period exceeds the exercise price; less, the shares which could have been purchased by the Company with the related proceeds.

The following table provides a reconciliation of basic to diluted weighted average shares outstanding:

	2005	2004	2003
	(In millions)

Weighted average number of common shares outstanding — basic	41.5	35.0	35.0
Employee stock options	0.8	0.5	0.5
Restricted stock units	0.1	—	—

Adjusted weighted-average shares and assumed conversions — diluted	42.4	35.5	35.5

12.	Commitments and Contingencies

Pending Litigation

The Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Lease Commitments

Future minimum rental payments under noncancellable operating leases not otherwise accrued for in connection with restructuring plans (see Note 3, Acquisition and Merger and Note 9, Restructuring and Restructuring-Related Charges) as of December 31, 2005 are as follows:

(In millions of dollars)

2006	$27.5
2007	21.2
2008	18.6
2009	16.0
2010	11.9
Thereafter	36.6

Total minimum rental payments	131.8
Less minimum rentals to be received under noncancellable subleases	(2.7)

$129.1

Total rental expense reported in the Company’s income statement for all operating leases (reduced by minor amounts from subleases) amounted to $22.2 million, $19.5 million and $18.3 million in 2005, 2004 and 2003, respectively.

Unconditional Purchase Commitments

Future minimum payments under unconditional purchase commitments, primarily for inventory purchases at December 31, 2005 are as follows:

2006	$92.4
2007	1.3
2008	0.5
2009	0.2
2010	0.1
Thereafter	—

$94.5

Environmental

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company’s subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account any estimated recoveries from third parties, will not have a material adverse effect upon the results of operation, cash flows or financial condition of the Company.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Accumulated Other Comprehensive Income (Loss)

Comprehensive income is defined as net income (loss) and other changes in stockholders’ equity from transactions and other events from sources other than stockholders. The components of and changes in accumulated other comprehensive income (loss) are as follows:

	Income on	Foreign	Minimum	Accumulated
	Derivative	Currency	Pension	Other
	Financial	Translation	Liability	Comprehensive
	Instruments	Adjustments	Adjustment	Income (Loss)
	(In millions of dollars)

Balance at December 27, 2002	$—	$(43.7)	$(29.8)	$(73.5)
Changes during the year (net of taxes of $1.3)	—	35.3	(3.0)	32.3

Balance at December 27, 2003	—	(8.4)	(32.8)	(41.2)
Changed during the year (net of taxes of $14.5)	—	24.3	32.8	57.1

Balance at December 27, 2004	—	15.9	—	15.9
Changed during the year (net of taxes of $1.9)	3.3	(8.2)	—	(4.9)

Balance at December 31, 2005	$3.3	$7.7	$—	$11.0

14.	Quarterly Financial Information (Unaudited)

The following is an analysis of certain items in the Consolidated Statements of Income by quarter for 2005 and 2004:

	1st	2nd	3rd	4th
2005	Quarter(a)	Quarter(a)	Quarter(a)	Quarter
	(In millions of dollars)

Net sales	$274.8	$275.7	$424.0	$513.0
Gross profit	83.0	79.7	122.9	153.9
Operating income	26.1	22.7	32.2	43.7
Income before cumulative effect of changes in accounting principle	11.3	14.2	4.5	26.2
Net income	14.6	14.2	4.5	26.2
Basic earnings per common share:
Income before change in accounting principle	$0.32	$0.41	$0.10	$0.50
Net income	$0.42	$0.41	$0.10	$0.50
Diluted earnings per common share:
Income before change in accounting principle	$0.32	$0.40	$0.10	$0.48
Net income	$0.42	$0.40	$0.10	$0.48

(a)	Previously reported quarters of 2005 have been restated to reflect the cumulative effect of a change in accounting principle related to the removal of a one month lag in reporting by several of the company’s foreign subsidiaries. (See Note 15, “Cumulative Effect of Change in Accounting Principle.”)

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	1st	2nd	3rd	4th
2004	Quarter	Quarter	Quarter	Quarter

Net sales	$270.9	$268.7	$303.8	$332.3
Gross profit	77.1	79.4	95.4	113.5
Operating income/(loss)	13.6	(0.8)	36.1	48.0
Net income/(loss)	8.6	(6.5)	38.5	27.9
Basic earnings per common share:
Net income/(loss)	$0.25	$(0.19)	$1.10	$0.79
Diluted earnings per common share:
Net income/(loss)	$0.24	$(0.19)	$1.08	$0.78

15.	Cumulative Effect of Change in Accounting Principle

The financial statements for annual period ended December 31, 2005 include a restatement of results affecting the previously filed three month and year to date periods ended March 25, June 25, and September 30, 2005 for the cumulative effect of a change in accounting principle related to the removal of a one month lag in reporting by several of the Company’s foreign subsidiaries. The treatment is to effectively collapse the net income resulting from the previously reported first month of the calendar year into the cumulative effect of a change in accounting principle for these foreign subsidiaries. The change was made to better align their reporting periods with the Company’s fiscal calendar. As a result, all material subsidiaries now report on a calendar basis. The effect of this change for the prior quarters was as follows:

	Three Months Ended March 25, 2005
				Restated for
			Effect of	Effect of
		Shipping and	Change in	Change in
		Handling	Accounting	Accounting
	As Reported	Reclass(1)	Principle	Principle
	(In million of dollars)
	(Unaudited)

Net sales	$275.2	$—	$(0.4)	$274.8
Cost of products sold	168.5	25.8	(2.5)	191.8
Advertising, selling, general and administrative expenses	82.5	(25.8)	(0.4)	56.3
Amortization of intangibles	0.6		—	0.6

Operating income	23.6	—	2.5	26.1
Interest expense, including allocation from parent	2.1	—	(0.1)	2.0
Other expense, net	1.2	—	0.2	1.4

Income before income taxes and change in accounting principle	20.3	—	2.4	22.7
Income taxes	9.8	—	1.6	11.4

Income before change in accounting principle	10.5	—	0.8	11.3
Change in accounting principle	—	—	3.3	3.3

Net income	$10.5	$—	$4.1	$14.6

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Three Months Ended June 25, 2005
				Restated for
			Effect of	Effect of
		Shipping and	Change in	Change in
		Handling	Accounting	Accounting
	As Reported	Reclass(1)	Principle	Principle
	(In million of dollars)
	(Unaudited)

Net sales	$279.5	$—	$(3.8)	$275.7
Cost of products sold	170.6	26.6	(1.2)	196.0
Advertising, selling, general and administrative expenses	84.0	(26.6)	(0.8)	56.6
Amortization of intangibles	0.4	—	—	0.4

Operating income	24.5	—	(1.8)	22.7
Interest expense, including allocation from parent	2.0	—	(0.1)	1.9
Other expense, net	0.5	—	0.1	0.6

Income (loss) before income taxes and change in accounting principle	22.0	—	(1.8)	20.2
Income taxes	7.3	—	(1.3)	6.0

Income (loss) before change in accounting principle	14.7	—	(0.5)	14.2
Change in accounting principle	—	—	—	—

Net income (loss)	$14.7	$—	$(0.5)	$14.2

	Three Months Ended September 30, 2005
			Restated For
		Effect of	Effect of
		Change in	Change in
		Accounting	Accounting
	As Reported	Principle	Principle
	(In million of dollars)
	(Unaudited)

Net sales	$421.7	$2.3	$424.0
Cost of products sold	300.0	1.1	301.1
Advertising, selling, general and administrative expenses	88.5	0.4	88.9
Amortization of intangibles	1.4	—	1.4
Restructuring charges	0.3	0.1	0.4

Operating income	31.5	0.7	32.2
Interest expense, including allocation from parent	7.9	1.2	9.1
Other expense (income), net	(1.1)	(0.2)	(1.3)

Income (loss) before income taxes and change in accounting principle	24.7	(0.3)	24.4
Income taxes	21.1	(1.2)	19.9

Income before change in accounting principle	3.6	0.9	4.5
Change in accounting principle	—	—	—

Net income	$3.6	$0.9	$4.5

(1)	As described in Note 1, Basis of Presentation, the Company has elected to report its expenses for shipping and handling as a component of cost of products sold. As a result, reclassifications of these amounts from advertising, selling, general and administrative expenses have also been reflected in the tables above.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

16.	Condensed Consolidated Financial Information

Following the Distribution and merger the Company’s wholly-owned domestic subsidiaries were required to jointly and severally, fully and unconditionally guarantee the notes issued in connection with the merger with GBC (see Note 3, Acquisition and Merger and Note 7, Long-term Debt and Short-Term Borrowings). Rather than filing separate financial statements for each guarantor subsidiary with the Securities and Exchange Commission, the Company has elected to present the following consolidating financial statements which detail the results of operations, for the twelve months ended December 31, 2005 and December 27, 2004 and 2003, cash flows for the twelve months ended December 31, 2005 and December  27, 2004 and 2003 and financial position as of December 31, 2005 and December  27, 2004 of the Company and its guarantor and non-guarantor subsidiaries (in each case carrying investments under the equity method), and the eliminations necessary to arrive at the reported consolidated financial statements of the Company.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheets

	December 31, 2005
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

ASSETS
Current assets
Cash and cash equivalents	$17.9	$24.2	$49.0	$—	$91.1
Accounts receivable, net	—	235.6	203.3	—	438.9
Inventory, net	—	150.1	118.1	—	268.2
Receivables from affiliates	321.5	28.8	45.6	(395.9)	—
Deferred income taxes	5.1	25.7	6.7	—	37.5
Other current assets	1.3	9.8	14.2	—	25.3

Total current assets	345.8	474.2	436.9	(395.9)	861.0
Property, plant and equipment, net	0.2	110.0	129.6	—	239.8
Deferred income taxes	(2.9)	13.5	6.8	—	17.4
Goodwill	433.8	—	—	—	433.8
Identifiable intangibles, net	70.3	104.3	66.0	—	240.6
Prepaid pension	—	29.3	52.6	—	81.9
Other assets	21.9	10.5	22.6	—	55.0
Investment in, long term receivable from, affiliates	522.3	982.4	190.3	(1,695.0)	—

Total assets	$1,391.4	$1,724.2	$904.8	$(2,090.9)	$1,929.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable to banks	$—	$—	$7.0	$—	$7.0
Current portion long term debt	4.0	—	19.1	—	23.1
Accounts payable	—	80.6	69.5	—	150.1
Accrued income taxes	(5.4)	9.8	(0.5)	—	3.9
Accrued customer program liabilities	—	77.5	45.4	—	122.9
Accrued compensation and other liabilities	15.5	67.8	62.7	—	146.0
Payables to affiliates	8.4	716.0	66.8	(791.2)	—

Total current liabilities	22.5	951.7	270.0	(791.2)	453.0
Long term debt	745.0	—	166.8	—	911.8
Long term notes payable to affiliates	188.5	—	30.7	(219.2)	—
Deferred income tax	24.5	25.8	43.8	—	94.1
Postretirement and other liabilities	2.6	24.3	35.4	—	62.3

Total liabilities	983.1	1,001.8	546.7	(1,010.4)	1,521.2
Common stock stockholder’s equity	0.5	486.9	23.4	(510.3)	0.5
Common stock class B	—	114.0	—	(114.0)	—
Treasury stock, at cost	(1.1)	—	—	—	(1.1)
Paid-in capital	1,350.3	640.1	277.1	(917.2)	1350.3
Unearned compensation	(5.2)	—	—	—	(5.2)
Accumulated other comprehensive income	11.0	(11.2)	9.2	2.0	11.0
Accumulated deficit	(947.2)	(507.4)	48.4	459.0	(947.2)

Total stockholders’ equity	408.3	722.4	358.1	(1,080.5)	408.3

Total liabilities and stockholders’ equity	$1,391.4	$1,724.2	$904.8	$(2,090.9)	$1,929.5

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheets

	December 27, 2004
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

ASSETS
Current assets
Cash and cash equivalents	$—	$(13.4)	$93.2	$—	$79.8
Accounts receivable, net	—	175.6	144.5	—	320.1
Inventory, net	—	88.4	84.1	—	172.5
Receivables from affiliates	8.6	25.5	22.2	(56.3)	—
Deferred taxes receivable	3.8	7.2	—	—	11.0
Other current assets	0.1	5.8	14.0	—	19.9

Total current assets	12.5	289.1	358.0	(56.3)	603.3
Property, plant and equipment, net	.1	53.2	104.4	—	157.7
Intangibles, net	70.4	30.3	16.9	—	117.6
Prepaid pension	—	30.0	57.1	—	87.1
Other assets	1.9	2.0	—	—	3.9
Investment in, long term receivable from, affiliates	593.9	43.1	—	(637.0)	—

Total assets	$678.8	$447.7	$536.4	$(693.3)	$969.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable to banks	$—	$—	$0.1	$—	$0.1
Accounts payable	—	60.1	60.5	—	120.6
Accrued current income taxes	8.4	6.6	4.6	—	19.6
Accrued customer program liabilities	—	47.5	34.1	—	81.6
Accrued compensation, and other liabilities	9.0	52.1	47.1	—	108.2
Payables to affiliates	67.2	34.0	14.4	(115.6)	—

Total current liabilities	84.6	200.3	160.8	(115.6)	330.1
Long-term notes payable to affiliates	—	348.0	3.4	(351.4)	—
Deferred income tax	21.9	(1.1)	9.7	—	30.5
Postretirement and other liabilities	6.2	10.9	25.8	—	42.9

Total liabilities	112.7	558.1	199.7	(467.0)	403.5
Stockholder’s equity common stock	0.1	0.9	9.6	(10.5)	0.1
Parent company investment	(278.3)	(62.2)	(13.8)	76.0	(278.3)
Paid-in capital	1,835.1	619.3	114.9	(734.2)	1,835.1
Accumulated other comprehensive income (loss)	15.9	(1.3)	19.4	(18.1)	15.9
Accumulated deficit	(1,006.7)	(667.1)	206.6	460.5	(1,006.7)

Total stockholders’ equity	566.1	(110.4)	336.7	(226.3)	566.1

Total liabilities and stockholders’ equity	$678.8	$447.7	$536.4	$(693.3)	$969.6

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Consolidating Income Statements

	Year Ended December 31, 2005
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Unaffiliated sales	$—	$814.3	$673.2	$—	$1,487.5
Affiliated sales	—	34.6	32.9	(67.5)	—

Net sales	—	848.9	706.1	(67.5)	1,487.5
Cost of products sold	—	626.7	488.8	(67.5)	1,048.0
Advertising, selling, general and administrative expenses	20.6	156.9	129.5	—	307.0
Amortization of intangibles	0.1	2.0	2.8	—	4.9
Restructuring charges	—	—	2.9	—	2.9

Operating income	(20.7)	63.3	82.1	—	124.7
Interest (income)/expense from affiliates	(22.6)	22.1	0.3	0.2	—
Interest (income)/expense, including allocation from Parent	25.5	(0.3)	4.6	(1.0)	28.8
Other (income)/expense, net	(6.8)	(8.0)	14.0	0.8	—

Income before taxes, cumulative effect of change in accounting principle, minority interest and earnings of wholly owned subsidiaries	(16.8)	49.5	63.2	—	95.9
Income taxes	(7.0)	27.3	19.2	—	39.5
Minority interest, net of tax	—	—	0.2	—	0.2

Net income before change in accounting principle	(9.8)	22.2	43.8	—	56.2
Change in accounting principle, net of tax	—	—	3.3	—	3.3

Income (loss) before earnings/(losses) of wholly owned subsidiaries	(9.8)	22.2	47.1	—	59.5
Earnings/(losses) of wholly owned subsidiaries	69.3	27.8	—	(97.1)	—

Net income (loss)	$59.5	$50.0	$47.1	$(97.1)	$59.5

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Consolidating Income Statements

	Year Ended December 27, 2004
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(in millions of dollars)

Unaffiliated sales	$—	$621.8	$553.9	$—	$1,175.7
Affiliated sales	—	17.6	24.6	(42.2)	—

Net sales	—	639.4	578.5	(42.2)	1,175.7
Cost of products sold	—	451.7	400.8	(42.2)	810.3
Advertising, selling, general and administrative expenses	13.0	137.6	97.2	—	247.8
Amortization of intangibles	0.1	0.1	1.1	—	1.3
Restructuring charges	—	3.2	16.2	—	19.4

Operating income	(13.1)	46.8	63.2	—	96.9
Interest (income)/expense from affiliates	(17.4)	17.4	—	—	—
Interest (income)/expense, including allocation from Parent	11.1	(0.2)	(2.4)	—	8.5
Other (income)/expense, net	(0.4)	(5.2)	4.4	—	(1.2)

Income before taxes and earnings of wholly owned subsidiaries	(6.4)	34.8	61.2	—	89.6
Income taxes	(4.9)	12.0	14.0	—	21.1

Income (loss) before earnings/(losses) of wholly owned subsidiaries	(1.5)	22.8	47.2	—	68.5
Earnings/(losses) of wholly owned subsidiaries	70.0	6.5	—	(76.5)	—

Net income (loss)	$68.5	$29.3	$47.2	$(76.5)	$68.5

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Consolidating Income Statements

	Year Ended December 27, 2003
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Unaffiliated sales	$—	$606.9	$495.0	$—	$1,101.9
Affiliated sales	—	18.2	26.6	(44.8)	—

Net sales	—	625.1	521.6	(44.8)	1,101.9
Cost of products sold	4.0	447.1	372.3	(44.8)	778.6
Advertising, selling, general and administrative expenses	9.8	144.6	90.6	—	245.0
Amortization of intangibles	0.1	0.5	1.1	—	1.7
Write-down of intangibles	—	11.2	0.8	—	12.0
Restructuring charges	1.6	6.1	9.6	—	17.3

Operating income	(15.5)	15.6	47.2	—	47.3
Interest (income)/expense from affiliates	(17.1)	17.1	—	—	—
Interest (income)/expense, including allocation from Parent	9.7	0.3	(2.0)	—	8.0
Other (income)/expense, net	3.8	(5.4)	1.0	—	(0.6)

Income before taxes and earnings of wholly owned subsidiaries	(11.9)	3.6	48.2	—	39.9
Income taxes	(3.6)	1.7	15.1	—	13.2

Income (loss) before earnings/(losses) of wholly owned subsidiaries	(8.3)	1.9	33.1	—	26.7
Earnings/(losses) of wholly owned subsidiaries	35.0	1.1	—	(36.1)	—

Net income (loss)	$26.7	$3.0	$33.1	$(36.1)	$26.7

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2005
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Consolidated
	(In millions of dollars)

Net cash provided by operating activities:	$0.9	$16.8	$47.6	$65.3

Investing activities:
Additions to property, plant and equipment	(0.1)	(15.8)	(18.6)	(34.5)
Proceeds from the sale of property, plant and equipment	—	0.1	2.4	2.5
Cost of acquisition, net of cash acquired	(12.1)	(1.8)	12.5	(1.4)
Other investing activities	1.0	—	—	1.0

Net cash used by investing activities	(11.2)	(17.5)	(3.7)	(32.4)
Financing activities:
(Decrease) in parent company investment	(22.9)	—	—	(22.9)
Intercompany financing	(168.4)	309.3	(140.9)	—
Net dividends	(506.5)	21.1	(139.6)	(625.0)
Proceeds from long-term debt	750.0	—	200.0	950.0
Repayments of long-term debt	(1.0)	(293.7)	(4.8)	(299.5)
Proceeds from short-term borrowings	6.3	—	1.2	7.5
Repayments of short-term borrowings	(6.3)	—	—	(6.3)
Cost of debt issuance	(27.5)	—	—	(27.5)
Other financing activities	4.5	1.6	0.1	6.2

Net cash (used)/provided by financing activities	28.2	38.3	(84.0)	(17.5)
Effect of foreign exchange rate changes on cash	—	—	(4.1)	(4.1)
Net increase/(decrease) in cash and cash equivalents	17.9	37.6	(44.2)	11.3
Cash and cash equivalents at the beginning of the year	—	(13.4)	93.2	79.8

Cash and cash equivalents at the end of the year	$17.9	$24.2	$49.0	$91.1

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 27, 2004
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Consolidated
	(In millions of dollars)

Net cash (used in)/provided by operating activities:	$(5.1)	$32.7	$37.3	$64.9

Investing activities:
Additions to property, plant and equipment	—	(16.5)	(11.1)	(27.6)
Proceeds from the sale of property, plant and equipment	—	18.8	2.7	21.5

Net cash (used)/provided by investing activities	—	2.3	(8.4)	(6.1)
Financing activities:
(Decrease) in parent company investment	(43.8)	—	—	(43.8)
Intercompany financing	29.9	(49.1)	19.2	—
Net dividends	19.0	7.6	(26.6)	—
Repayments on short-term debt	—	—	(2.7)	(2.7)

Net cash (used)/provided by financing activities	5.1	(41.5)	(10.1)	(46.5)
Effect of foreign exchange rate changes on cash	—	—	7.0	7.0
Net increase/(decrease) in cash and cash equivalents	—	(6.5)	25.8	19.3
Cash and cash equivalents at the beginning of the year	—	(6.9)	67.4	60.5

Cash and cash equivalents at the end of the year	$—	$(13.4)	$93.2	$79.8

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 27, 2003
	ACCO Brands
	Parent	Guarantors	Non-Guarantors	Consolidated
	(In millions of dollars)

Net cash provided by/(used in) operating activities:	$57.3	$19.5	$(9.1)	$67.7

Investing activities:
Additions to property, plant and equipment	—	(5.3)	(11.0)	(16.3)
Proceeds from the sale of property, plant and equipment	—	0.2	14.4	14.6

Net cash (used)/provided by investing activities	—	(5.1)	3.4	(1.7)
Financing activities:
(Decrease) in parent company investment	(55.3)	—	—	(55.3)
Intercompany financing	(22.0)	(15.7)	37.7	—
Net dividends	20.0	—	(20.0)	—
Repayments on long-term debt	—	(0.2)	(0.2)	(0.4)
Repayments on short-term debt	—	—	(1.6)	(1.6)

Net cash (used)/provided by financing activities	(57.3)	(15.9)	15.9	(57.3)
Effect of foreign exchange rate changes on cash	—	—	8.5	8.5
Net increase/(decrease) in cash and cash equivalents	—	(1.5)	18.7	17.2
Cash and cash equivalents at the beginning of the year	—	(5.4)	48.7	43.3

Cash and cash equivalents at the end of the year	$—	$(6.9)	$67.4	$60.5

ACCO Brands Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2006	2005
	(Unaudited)
	(In millions of dollars)

Assets
Current assets:
Cash and equivalents	$41.2	$91.1
Accounts receivable, net	403.1	438.9
Inventories, net	303.0	268.2
Deferred income taxes	41.8	37.5
Other current assets	50.1	25.3

Total current assets	839.2	861.0
Property, plant and equipment, net	229.2	239.8
Deferred income taxes	7.8	17.4
Goodwill	443.2	433.8
Identifiable intangibles, net	237.1	240.6
Prepaid pension	84.0	81.9
Other assets	50.5	55.0

Total assets	$1,891.0	$1,929.5

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$5.2	$7.0
Current portion of long-term debt	11.0	23.1
Accounts payable	185.4	150.1
Accrued compensation	30.6	27.7
Accrued customer program liabilities	115.0	122.9
Other current liabilities	138.2	122.2

Total current liabilities	485.4	453.0
Long-term debt	856.9	911.8
Deferred income taxes	74.3	94.1
Postretirement and other liabilities	70.4	62.3

Total liabilities	1,487.0	1,521.2

Commitments and Contingencies — Note 12.
Common stock	0.5	0.5
Treasury stock	(1.1)	(1.1)
Paid-in capital	1,360.6	1,350.3
Unearned compensation	—	(5.2)
Accumulated other comprehensive income	1.1	11.0
Accumulated deficit	(957.1)	(947.2)

Total stockholders’ equity	404.0	408.3

Total liabilities and stockholders’ equity	$1,891.0	$1,929.5

See notes to condensed consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 25,	June 30,	June 25,
	2006	2005	2006	2005
	(In millions of dollars, except per share data)

Net sales	$462.6	$275.7	$931.2	$550.5
Cost of products sold	336.6	196.0	674.7	387.8
Advertising, selling, general and administrative expenses	109.6	56.6	217.1	112.9
Amortization of intangibles	3.5	0.4	6.0	1.0
Restructuring charges	13.0	—	19.8	—

Operating income (loss)	(0.1)	22.7	13.6	48.8
Interest expense	15.3	1.9	30.7	3.9
Other (income) expense, net	(0.2)	0.6	(1.7)	2.0

Income (loss) before income taxes, minority interest, and cumulative effect of change in accounting principle	(15.2)	20.2	(15.4)	42.9
Income taxes	(5.4)	6.0	(5.6)	17.4
Minority interest, net of tax	—	—	0.1	—

Net income (loss) before change in accounting principle	(9.8)	14.2	(9.9)	25.5
Cumulative effect of change in accounting principle, net of tax	—	—	—	3.3

Net income (loss)	$(9.8)	$14.2	$(9.9)	$28.8

Basic earnings per common share:
Income (loss) before change in accounting principle	$(0.18)	$0.41	$(0.18)	$0.73
Change in accounting principle	0.00	0.00	0.00	0.09

Net income (loss)	$(0.18)	$0.41	$(0.18)	$0.82

Diluted earnings per common share:
Income(loss) before change in accounting principle	$(0.18)	$0.40	$(0.18)	$0.72
Change in accounting principle	0.00	0.00	0.00	0.09

Net income (loss)	$(0.18)	$0.40	$(0.18)	$0.81

Weighted average number of shares outstanding
Basic	53.4	35.0	53.2	35.0
Diluted	53.4	35.5	53.2	35.5

See notes to condensed consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30, 2006	June 25, 2005
	(In millions of dollars)

Operating activities
Net income (loss)	$(9.9)	$28.8
Restructuring non-cash charges	2.4	—
Depreciation	19.5	13.3
Amortization of debt issuance costs	2.1	—
Amortization of intangibles	6.0	1.1
Stock based compensation	9.6	—
Changes in balance sheet items:
Accounts receivable	41.0	50.2
Inventories	(32.5)	(18.3)
Other assets	(14.2)	(7.0)
Accounts payable	29.7	(16.5)
Accrued expenses and other liabilities	(14.4)	(52.2)
Income taxes	(7.9)	(1.0)
Other operating activities, net	(0.9)	0.2

Net cash provided by (used by) operating activities	30.5	(1.4)
Investing activities
Additions to property, plant and equipment	(12.1)	(13.3)
Proceeds from the disposition of property, plant and equipment	0.8	0.2
Other investing activities	1.3	(0.4)

Net cash used by investing activities	(10.0)	(13.5)
Financing activities
Increase in parent company investment	—	(39.9)
Repayments of long-term debt	(79.7)	—
(Repayments) borrowings of short-term debt, net	(1.9)	0.9
Proceeds from the exercise of stock options	9.1	—
Other financing activities	(0.1)	—

Net cash used by financing activities	(72.6)	(39.0)
Effect of foreign exchange rate changes on cash	2.2	(3.6)

Net decrease in cash and cash equivalents	(49.9)	(57.5)
Cash and cash equivalents
Beginning of year	91.1	79.8

End of period	$41.2	$22.3

See notes to condensed consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

The management of ACCO Brands Corporation is responsible for the accuracy and internal consistency of the preparation of the consolidated financial statements and footnotes contained in this quarterly report on Form 10-Q.

ACCO Brands Corporation (“ACCO Brands” or the “Company”), formerly doing business under the name ACCO World Corporation (“ACCO World”), supplies branded office products to the office products resale industry. On August 16, 2005, Fortune Brands, Inc. (“Fortune Brands” or the “Parent”), then the majority stockholder of ACCO World, completed its spin-off of the Company by means of the pro rata distribution (the “Distribution”) of all outstanding shares of ACCO Brands held by Fortune Brands to its stockholders. In the Distribution, each Fortune Brands stockholder received one share of ACCO Brands common stock for every 4.255 shares of Fortune Brands common stock held of record as of the close of business on August 9, 2005. Following the Distribution, ACCO Brands became an independent, separately traded, publicly held company. On August 17, 2005, pursuant to an Agreement and Plan of Merger dated as of March 15, 2005, as amended as of August 4, 2005 (the “Merger Agreement”), by and among Fortune Brands, ACCO Brands, Gemini Acquisition Sub, Inc., a wholly-owned subsidiary of the Company (“Acquisition Sub”) and General Binding Corporation (“GBC”), Acquisition Sub merged with and into GBC (the “Merger”). Each outstanding share of GBC common stock and GBC Class B common stock was converted into the right to receive one share of ACCO Brands common stock and each outstanding share of Acquisition Sub common stock was converted into one share of GBC common stock. As a result of the Merger, the separate corporate existence of Acquisition Sub ceased and GBC continues as the surviving corporation and a wholly-owned subsidiary of ACCO Brands.

The condensed consolidated balance sheet as of June 30, 2006, the related condensed consolidated statements of income for the three and six months ended June 30, 2006 and June 25, 2005, and the related condensed consolidated statements of cash flows for the six months ended June 30, 2006 and June 25, 2005 are unaudited. The year-end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required annually by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of the financial statements have been included. Interim results may not be indicative of results for a full year. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in our 2005 Annual Report on Form 10-K.

As more fully described in the Company’s 2005 annual report on Form 10-K, the financial statements for the six months ended June 25, 2005 include a restatement of results affecting the previously filed three-month and six-month periods ended June 25, 2005 for the cumulative effect of a change in accounting principle related to the removal of a one-month lag in reporting by several of the Company’s foreign subsidiaries. The change was made to better align their reporting periods with the Company’s fiscal calendar.

During the third quarter of 2005, the Company’s financial reporting calendar for its ACCO North American businesses was changed to a calendar month end from the previous 25th day of the last month of each quarterly reporting period. The Company’s fiscal year end calendar, previously ended December 27th, was also changed to a calendar month end. The change was made to better align the reporting calendars of the Company and the acquired GBC businesses.

The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In December 2004, the Financial Accounting Standards Board (FASB) revised and reissued Statement of Financial Accounting Standards (SFAS) No. 123, “Share-Based Payment” (SFAS No. 123(R)), which requires companies to expense the fair value of employee stock options and similar awards. The Company adopted SFAS No. 123(R) effective January 1, 2006, using the modified prospective method. Refer to Note 2, Stock-Based Compensation, for further information about the Company’s share-based compensation plans and related accounting treatment in the current and prior periods.

2.	Stock-Based Compensation

As more fully described in the Company’s annual report on Form 10-K, in connection with becoming a separate public company after the spin-off, the Company established two stock-based compensation plans (the “ACCO Plans”) which included the Company’s 2005 Long-Term Incentive Plan (the “LTIP”). As referenced in Part II, Item 4. of this document, at the Company’s May 25, 2006 Annual Meeting of Stockholders, a shareholder vote approved an Amended and Restated ACCO Brands Corporation 2005 Incentive Plan (“Restated LTIP”). Among other changes more fully described in the Company’s Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on April 7, 2006, the terms of the Restated LTIP increased the number of shares of the Company’s common stock reserved for issuance in respect of stock based awards to its key employees and non-employee directors from 4,200,000 to 4,578,000. Stock options from the GBC plans that were assumed in connection with the merger, and from the Fortune Brands plans that were not vested as of the spin-off date, were converted to options to acquire ACCO Brands stock under the Company’s 2005 Assumed Option and Restricted Stock Unit Plan.

As part of the acquisition and merger with GBC, options and restricted stock units held by former GBC employees were converted to similar awards of ACCO Brands stock on a one-for-one basis at the time of the merger. The fair value of these instruments was included as part of the purchase price of GBC, and a portion of the intrinsic value of the unvested options (and restricted stock units) was recorded as unearned compensation.

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (FAS 123(R)) using the modified prospective method. FAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting FAS 123(R), the Company will recognize compensation cost for all stock-based awards granted after January 1, 2006, plus any awards granted to employees prior to January 1, 2006 that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made. As a result of adopting this standard the remaining amount of unearned compensation was reclassified to paid-in-capital.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table summarizes the impact of all stock-based compensation on the Company’s consolidated financial statements for three and six months ended June 30, 2006 (under SFAS No. 123(R)).

	Three Months Ended	Six Months Ended
	June 30, 2006	June 30, 2006
	(In millions of dollars,
	except earnings per share)

Advertising, selling, general and administrative expenses	$5.1	$9.6
Income from continuing operations before income taxes	$5.1	$9.6
Income tax expense	$1.8	$3.4
Net income	$3.3	$6.2
Basic earnings per share	$0.06	$0.12

There was no capitalization of stock based compensation expense. The incremental effect of adopting SFAS 123(R) for the three months ended June 30, 2006 was an additional pre-tax expense of $2.8 million, lower net income of $1.8 million and an incremental reduction in earnings per share of $0.03. For the six months ended June 30, 2006 the incremental effect was an additional pre-tax expense of $5.6 million, lower net income of $3.6 and an incremental reduction in earnings per share of $0.07.

Prior to January 1, 2006, the Company recognized the cost of employee services received in exchange for equity awards in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock options. APB 25 required the use of the intrinsic value method, which measures compensation expense as the excess, if any, of the quoted market price of the stock at date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense was recognized for stock option awards at the date of grant, but compensation expense was recognized for restricted stock unit (“RSU”) awards.

During the three and six months ended June 25, 2005, if compensation cost of employee services received in exchange for equity awards had been recognized based on the grant-date fair value of those awards in accordance with the provisions of FAS 123(R), the Company’s net income and earnings per share would have been impacted as shown in the following table:

	Three Months	Six Months
	Ended	Ended
	June 25,	June 25,
	2005	2005
	(In millions of dollars, except share data)

Net income — as reported	$14.2	$28.8
Add: Stock-based employee compensation included in reported net income, net of tax	0.1	0.2
Deduct: Total stock-based employee compensation determined under the fair-value based method for all awards, net of tax	(1.1)	(2.1)

Pro forma net income	$13.2	$26.9

Basic earnings per share, as reported	$0.41	$0.82
Diluted earnings per share, as reported	$0.40	$0.81
Pro forma net earnings per share — basic	$0.38	$0.77
Pro forma net earnings per share — diluted	$0.37	$0.76

Information regarding 2005 compensation expense related to stock options of Fortune Brands held by ACCO Brands employees is discussed in the Company’s annual report on Form 10-K.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Stock Options

The exercise price of each stock option equals or exceeds the market price of the Company’s stock on the date of grant. Options can generally be exercised over a maximum term of up to 10 years. Options generally vest ratably over the shorter of three years or one year after the date of grant upon the retirement of an employee (age 55, with at least 5 years of service) . The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the weighted average assumptions as outlined in the following table:

	Six Months Ended
	June 30,	June 25,
	2006	2005

Weighted average expected lives	4.5 years	4.5 years
Weighted average risk-free interest rate	3.4%	3.8%
Weighted average expected volatility	35.0%	24.0%
Expected dividend yield	0.0%	1.6%
Weighted average grant date fair value	$8.01	$4.59

The Company has utilized historical volatility for a pool of peer companies for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The risk-free interest rate assumption is based upon the average daily closing rates during the quarter for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company’s expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. These expected life assumptions are established annually through the review of historical employee exercise behavior of option grants with similar vesting periods.

A summary of the changes in stock options outstanding under the Company’s option plans during the six months ended June 30, 2006 is presented below:

		Weighted
		Average	Weighted Average	Aggregate
	Number	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Term	Value

Outstanding at December 31, 2005	5,790,394	$17.55
Granted	42,000	$23.18
Exercised	(678,978)	$13.26
Lapsed	(229,625)	$19.23

Outstanding at June 30, 2006	4,923,791	$18.11	7.17 years	$20.1 million
Exercisable shares at June 30, 2006	1,645,935	$14.63	7.27 years	$12.0 million
Options vested or expected to vest	4,677,601	$18.11	7.17 years	$19.1 million

During the three and six months ended June 30, 2006, the total intrinsic value of options exercised was $2.0 million and $5.3 million, and the Company received cash of $5.5 million and $9.1 million, respectively, from the exercise of stock options. No options vested during the three months ended June 30, 2006. The fair value of options vested during the six months ended June 30, 2006 was $1.2 million. As of June 30, 2006, the Company had $17.5 million of total unrecognized compensation expense related to stock option plans that will be recognized over a weighted average period of 1.4 years.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Stock Unit Awards

There were 28,906 and 25,600 GBC restricted stock units outstanding as of June 30, 2006, which had previously been granted in 2004 and 2005, respectively, which were converted to ACCO Brands restricted stock units (“RSUs”) in connection with the merger. These awards will vest in 2007 and 2008, respectively. The Restated LTIP provides for stock based awards in the form of RSUs, performance stock units (“PSUs”), incentive and non-qualified stock options, and stock appreciation rights, any of which may be granted alone or with other types of awards and dividend equivalents. RSUs vest over a pre-determined period of time, typically three years from grant. PSUs also vest over a pre-determined period of time, presently 3 years, but are further subject to the achievement of certain business performance criteria in 2008. Based upon the level of achieved performance, the number of shares actually awarded can vary from 0% to 150% of the original grant.

There were an additional 321,776 RSUs outstanding at June 30, 2006 that were granted in 2005 and 32,841 that were granted during the six months ended June 30, 2006. Substantially all outstanding RSUs as of June 30, 2006 vest within three years of the date of grant. Also outstanding at June 30, 2006 were 353,000 and 11,500 PSUs granted in 2005 and 2006 respectively, all of which will vest in 2008. Upon vesting, all of these awards will be converted into the right to receive one share of common stock of the Company for each unit that vests. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation expense is recognized over the period during which the employees provide the requisite service to the Company. A summary of the changes in the stock unit awards outstanding under the Company’s equity compensation plans during the first six months of fiscal 2006 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining
		Grant	Contractual
		Date Fair	Term
	Stock Units	Value	(years)

Unvested at December 31, 2005	768,062	$22.11	2.9
Granted	44,341	$22.88	1.7
Vested	—	$—	—
Forfeited	(38,780)	$22.48	2.5

Unvested at June 30, 2006	773,623	$22.14	2.3

Exercisable at June 30, 2006	—	—	—

There were no stock unit awards that vested during the quarter ended June 30, 2006. As of June 30, 2006, the Company had $13.7 million of total unrecognized compensation expense related to stock unit awards which will be recognized over the weighted average period of 1.6 years. The Company will satisfy the requirement for delivering the common shares for stock-based plans by issuing new shares.

SFAS No. 123(R) changes the presentation of realized excess tax benefits associated with exercised stock options in the statement of cash flows. Prior to the adoption of SFAS No. 123(R), such realized tax benefits were required to be presented as an inflow within the operating section of the cash flow statement. Under SFAS No. 123(R), such realized tax benefits are presented as an inflow within the financing section of the statement. The Company had no realized excess tax benefits associated with the exercise of options during the first six months of 2006.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

3.	Inventories

Inventories are stated at the lower of cost or market value. The components of inventories were as follows:

	June 30,	December 31,
	2006	2005
	(In millions of dollars)

Raw materials	$43.7	$39.7
Work in process	12.5	10.3
Finished goods	246.8	218.2

Total inventories	$303.0	$268.2

4.	Acquisition and Merger

On August 17, 2005, as described in Note 1, Basis of Presentation, above, ACCO Brands acquired 100% of the outstanding common stock of GBC. The results of GBC’s operations have been included in ACCO Brands’ consolidated financial statements since the merger date. The GBC companies are engaged in the design, manufacture and distribution of office equipment, related supplies and laminating equipment and films. The combination of ACCO Brands and GBC created a world leader in the supply of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. The Company expects its larger scale and combined operations to result in the realization of operating synergies. The consolidated statements of income reflect the results of operations of GBC since the effective date of the purchase.

The aggregate purchase price of $424.4 million was comprised primarily of 17.1 million shares of ACCO Brands common stock which was issued to GBC shareholders with a fair value of $392.4 million. ACCO Brands has substantially completed its integration planning process. Goodwill arising from the integration plan liabilities, including costs related to the closure of GBC facilities and other actions, is also substantially final. The Company expects to recognize adjustments to goodwill in future periods which may relate to changes in tax positions and to tax benefits on the exercise of stock options issued to GBC employees prior to the acquisition date.

Of the $129.0 million of purchase price assigned to intangible assets, $38.2 million was assigned to customer relationships with remaining amortizable lives of approximately 13.5 years, amortizing on an accelerated basis, and $10.5 million was assigned to developed technology with a life of approximately 8.5 years. The remaining $80.3 million was assigned to intangible trade names, of which $62.8 million was assigned an indefinite life and the remaining $17.5 million was assigned to trade names with a life of 23 years. The finite life assigned to a portion of the acquired trade names was determined based on a consideration of the product categories, competitive position, and other factors associated with the Company’s expected use of the trade names. The excess of purchase price over the fair value of net assets of $442.0 million has been allocated to goodwill and reflects the benefit the Company expects to realize from expanding its scale in the office products market, and from expected operating cost synergies. The Company has completed the allocation of goodwill to its operating segments. The results of that allocation are included in Note 5, Goodwill and Intangibles.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table provides unaudited pro forma results of operations for the period noted below, as if the acquisition had occurred on the first day of the Company’s fiscal year of 2005. The pro forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had been completed at that time.

	Three Months	Six Months
	Ended	Ended
	June 25,	June 25,
	2005	2005
	(In millions of dollars, except per share data)

Revenues	$462.3	$917.0
Net income before change in accounting principle	8.6	9.2
Change in accounting principle, net of tax	—	3.3

Net income	$8.6	$12.5

Basic earnings per share, before change in accounting principle	$0.17	$0.18
Diluted earnings per share, before change in accounting principle	$0.16	$0.18
Basic earnings per share, net income	$0.17	$0.24
Diluted earnings per share, net income	$0.16	$0.24
Basic weighted average shares	51.5	51.4
Diluted weighted average shares	52.9	52.5

The pro forma amounts are based on the historical results of operations, and are adjusted for depreciation and amortization of finite lived intangibles and property, plant and equipment, and other charges related to acquisition accounting which will continue beyond the first full year of acquisition. These pro forma results of operations for the six months ended June 25, 2005 do not include $5.4 million of one-time expense related to the step-up in inventory value that was recorded as an adjustment to the opening balance sheet of GBC as presented in the Company’s Form 8-K as furnished in February, 2006. The SEC requirements regulating pro forma disclosure (SEC Regulation S-X, Article 11) are different than generally accepted accounting principles.

The Company has substantially completed its plans for the future integration of the combined businesses. The identification of such plans is required to be completed no later than twelve months following the date of acquisition. Included in the determination of goodwill are accruals for certain estimated costs, including those related to the closure of GBC facilities, the termination of GBC lease agreements and to GBC employee-related severance arrangements. The amount provided for these costs as of the date of acquisition is $36.2 million. The following tables provide a reconciliation of the activity by cost category since the acquisition date.

Reconciliation of the Company’s integration reserve activity as of June 30, 2006:

				Non-cash
	Balance at	Additions and		Write-offs/	Balance at
	December 31,	Adjustments to	Cash	Currency	June 30,
	2005	Reserve	Expenditures	Change	2006
	(In millions of dollars)

Employee termination costs	$9.4	$6.8	$(3.4)	$—	$12.8
Termination of lease agreements	6.5	3.9	(0.1)	0.1	10.4
Other	3.1	(1.1)	(0.2)	(0.5)	1.3

	$19.0	$9.6	$(3.7)	$(0.4)	$24.5

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Reconciliation of the Company’s integration reserve activity as of December 31, 2005:

	Balance at
	Acquisition,		Balance at
	August 17,	Cash	December 31,
	2005	Expenditures	2005
	(In millions of dollars)

Employee termination costs	$15.8	$(6.4)	$9.4
Termination of lease agreements	6.5	—	6.5
Other	4.3	(1.2)	3.1

	$26.6	$(7.6)	$19.0

5.  Goodwill and Intangibles

The Company had goodwill of $443.2 million as June 30, 2006. The increase in goodwill during the six months ended June 30, 2006 was $9.4 million. The increase was related to the addition of further business integration liabilities, as described in Note 4, Acquisition and Merger, as well as currency translation.

The gross carrying value and accumulated amortization by class of identifiable intangible assets as of June 30, 2006 and December 31, 2005 are as follows:

	As of June 30, 2006				As of December 31, 2005
	Gross			Net	Gross
	Carrying	Accumulated		Book	Carrying	Accumulated		Book
	Amounts	Amortization		Value	Amounts	Amortization		Value
	(In millions of dollars)

Indefinite-lived intangible assets:
Trade names	$192.3	$(44.5	)(1)	$147.8	$221.6	$(44.5	)(1)	$177.1
Amortizable intangible assets:
Trade names	68.2	(22.0)		46.2	36.1	(19.4)		16.7
Customer and contractual relationships	39.3	(6.4)		32.9	38.8	(2.7)		36.1
Patents/proprietary technology	11.4	(1.2)		10.2	11.2	(0.5)		10.7

Sub-total	118.9	(29.6)		89.3	86.1	(22.6)		63.5

Total identifiable intangibles	$311.2	$(74.1)		$237.1	$307.7	$(67.1)		$240.6

(1)	Accumulated amortization prior to the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets”.

The Company’s intangible amortization was $3.5 million and $0.4 million for the three months ended June 30, 2006 and June 25, 2005, respectively. For the six months ended June 30, 2006 and June 25, 2005 intangible amortization was $6.0 million and $1.1 million, respectively. Estimated 2006 amortization is $11.5 million, and is expected to decline by approximately $1.0 million for each of the 5 years following. As of June 30, 2006, $12.6 million of the value previously assigned to indefinite-lived trade names was changed to an amortizable intangible asset and is included within the June 30, 2006 amortizable intangible asset balances above. The change was made in respect of recent decisions regarding the Company’s future use of the trade name. The Company will commence amortizing the trade name in the third quarter of 2006 on a prospective basis over a life of 23 years. No impairment has been incurred as a result of the change in life of the asset.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The Company has completed the allocation of goodwill to its operating segments. The results of that allocation are as follows:

Balance at
June 30,
Reportable Segment	2006
(In millions of dollars)

Office Products	$269.4
Computer Products	7.0
Commercial-IPFG	94.5
Other Commercial	72.3

Total Goodwill	$443.2

As more fully described in the Company’s 2005 annual report on Form 10-K, the Company must complete an annual assessment of the carrying value of its goodwill. The Company performed this assessment during the second quarter and concluded that no impairment exists.

6.	Transactions with Fortune Brands

Certain services were provided to ACCO Brands by Fortune Brands, ACCO Brands’ parent company prior to the spin-off and merger described in Note 1, Basis of Presentation. Executive compensation and consulting expenses paid by Fortune Brands on behalf of ACCO Brands were allocated based on actual direct costs incurred. Where specific identification of expenses was not practicable, the cost of such services was allocated based on the most relevant allocation method to the service provided. Costs for the most significant of these services, legal and internal audit, were allocated to ACCO Brands based on the relative percentage of net sales and total assets, respectively, of ACCO Brands to Fortune Brands. The cost of all other services have been allocated to ACCO Brands based on the most relevant allocation method to the service provided, either net sales of ACCO Brands as a percentage of net sales of Fortune Brands, total assets of ACCO Brands as a percentage of total assets of Fortune Brands, or headcount of ACCO Brands as a percentage of headcount of Fortune Brands. Total expenses, other than interest allocated to ACCO Brands, were $0.7 million and $1.4 million for the three and six month periods ended June 25, 2005.

In addition, interest expense associated with Fortune Brands’ outstanding debt was allocated to ACCO Brands based upon the average net assets of ACCO Brands as a percentage of the parent’s average net assets, plus average consolidated debt not attributable to other operations of Fortune Brands, ACCO Brands believes this method of allocating interest expense produced reasonable results because average net assets is a significant factor in determining the amount of the former parent company’s borrowings. Total interest expense allocated to ACCO Brands was $2.5 million and $5.2 million for the three and six month periods ended June 25, 2005.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

7.	Pension and Other Retiree Benefits

The components of net periodic benefit cost for pension and postretirement benefits for the six months ended June 30, 2006 and June 25, 2005 are as follows:

	Three Months Ended
	Pension Benefits
	U.S.		International		Postretirement
	June 30,	June 25,	June 30,	June 25,	June 30,	June 25,
	2006	2005	2006	2005	2006	2005
	(In millions of dollars)

Service cost	$2.0	$1.2	$1.2	$0.8	$0.1	$—
Interest cost	3.0	1.9	3.1	2.7	0.2	0.1
Expected return on plan assets	(4.2)	(2.9)	(4.1)	(3.2)	—	—
Amortization of prior service cost	(0.1)	—	0.3	0.3	—	—
Amortization of net loss (gain)	0.5	0.2	0.7	1.0	(0.2)	(0.1)

Net periodic benefit cost	$1.2	$0.4	$1.2	$1.6	$0.1	$—

	Six Months Ended
	Pension Benefits
	U.S.		International		Postretirement
	June 30,	June 25,	June 30,	June 25,	June 30,	June 25,
	2006	2005	2006	2005	2006	2005
	(In millions of dollars)

Service cost	$3.3	$2.4	$2.4	$1.6	$0.1	$—
Interest cost	5.0	3.9	6.0	5.4	0.5	0.2
Expected return on plan assets	(7.0)	(5.7)	(8.0)	(6.4)	—	0.0
Amortization of prior service cost	(0.1)	(0.1)	0.6	0.7	—	0.0
Amortization of net loss (gain)	0.9	0.3	1.3	2.0	(0.3)	(0.2)

Net periodic benefit cost	$2.1	$0.8	$2.3	$3.3	$0.3	$—

The company expects to contribute approximately $10.0 million to its pension plans in 2006. For the six months ended June 30, 2006, the Company has contributed approximately $3.7 million to these plans.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

8.	Long-term Debt and Short-term Borrowings

Notes payable and long-term debt consisted of the following at June 30, 2006 and December 31, 2005:

	June 30,	December 31,
	2006	2005
	(In millions of dollars)

Credit Facilities
U.S. Dollar Senior Secured Term Loan Credit Facility (weighted-average floating interest rate of 6.87% at June 30, 2006 and 5.97% at December 31, 2005)	$340.0	$399.0
British Pound Senior Secured Term Loan Credit Facility (weighted-average floating interest rate of 6.66% at June 30, 2006 and 6.61% at December 31, 2005)	101.1	106.5
Euro Senior Secured Term Loan Credit Facility (weighted-average floating interest rate of 4.83% at June 30, 2006 and 4.27% at December 31, 2005)	76.1	78.7
Notes Payable
U.S. Dollar Senior Subordinated Notes, due 2015 (fixed interest rate of 7.625%)	350.0	350.0
Other borrowings	5.9	7.7

Total debt	873.1	941.9
Less: current portion of long-term debt	(16.2)	(30.1)

Total long-term debt	$856.9	$911.8

As more fully described in the Company’s 2005 annual report on Form 10-K, the Company must meet certain restrictive debt covenants under the senior secured credit facilities and the indenture governing the senior subordinated notes also contains certain covenants. As of and for the periods ended June 30, 2006 and December 31, 2005, the Company was in compliance with all applicable covenants. On February 13, 2006 the Company entered into an amendment of its senior secured credit facilities waiving any default that may have arisen as a result of the restatement of the Company’s financial statements related to income taxes as discussed in our 2005 annual report on Form 10-K in February, 2006.

9.	Restructuring and Restructuring-Related Charges

In March of 2005, the Company announced its plan to merge with GBC and took certain restructuring actions in preparation for the merger. Subsequent to the merger, additional restructuring actions have been initiated which will result in the closure or consolidation of facilities which are engaged in manufacturing and distributing the Company’s products, primarily in the United States and Europe. The Company has accrued employee termination benefits and lease cancellation costs related to these actions. Additional charges are expected to be incurred throughout 2006 and 2007 as the Company continues to identify and implement phases of its strategic and business integration plans.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

A summary of the activity in the restructuring accounts and reconciliation of the liability for, and as of, the six months ended June 30, 2006 is as follows:

				Non-cash
	Balance at			Write-offs/	Balance at
	December 31,	Total	Cash	Currency	June 30,
	2005	Provision	Expenditures	Change	2006
	(In millions of dollars)

Rationalization of operations Employee termination costs	$0.8	$17.5	$(2.2)	$0.3	$16.4
International distribution and lease agreements	5.2	—	(0.7)	0.2	4.7
Loss on disposal of assets	0.4	0.4	—	(0.7)	0.1
Other	—	0.2	(0.2)	—	—

Subtotal	$6.4	$18.1	$(3.1)	$(0.2)	$21.2
Asset impairments(1)	—	1.7	—	(1.7)	—

Total rationalization of operations	$6.4	$19.8	$(3.1)	$(1.9)	$21.2

(1)	Included in the total restructuring provision recognized during the six months ended June 30, 2006 is a pre-tax charge of $1.7 million related to the exit of a facility meeting the criteria for recognition as an impaired asset group as defined by SFAS 144 “Impairment or Disposal of Long-Lived Assets”. The decision to exit the facility was a part of the restructuring actions undertaken subsequent to the Company’s merger with GBC.

Of the 847 positions planned for elimination under restructuring initiatives provided for through June 30, 2006, 56 had been eliminated as of the balance sheet date.

Management expects the $16.4 million employee termination costs balance to be substantially paid within the next twelve months. Lease costs included in the $4.7 million balance are expected to continue until the last lease terminates in 2013.

In association with the Company’s restructuring, certain non-recurring costs were expensed to cost of products sold and advertising, selling, general and administrative expense in the income statement. These charges were principally related to the implementation of the new company footprint, including internal and external project management costs, and to strategic product category exits. For the six months ended June 30, 2006 and June 25, 2005 these charges totaled $6.7 million and $2.1 million, respectively. The Company expects to record additional amounts as it continues its restructuring initiatives. In addition, the final charges related to planning for the integration of ACCO Brands and GBC businesses of $0.8 million were recorded during the six months ended June 30, 2006 and were classified in advertising, selling, general and administrative expense in the income statement. Similar expenses were recorded during the six months ended June 25, 2005 of $0.8 million.

10.	Information on Business Segments

The Company’s four business segments are described below:

Office Products Group

Office Products includes four broad consumer-focused product groupings throughout our global operations. These product groupings are: Workspace Tools (stapling and punch products and supplies), Visual Communication (dry erase boards, easels, laser pointers, overhead projectors and supplies), Document Communication (office and personal use binding, laminating machines and supplies) and Storage and

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Organization (storage bindery, filing systems, storage boxes, and business essentials). Our businesses, principally in North America, Europe and Asia-Pacific distribute and sell such products on a regional basis.

Our office products are manufactured internally or sourced from outside suppliers. The customer base to which our office products are sold is made up of large global and regional resellers of our product. It is through these large resellers that the Company’s office products reach the end consumer.

Computer Products Group

Computer Products designs, distributes, markets and sells accessories for laptop and desktop computers and Apple® iPod® products. These accessories primarily include security locks, power adapters, input devices such as mice and keyboards, computer carrying cases, hubs and docking stations and technology accessories for iPods®. Computer Products sells mostly under the Kensington brand name, with the majority of its revenue coming from the U.S. and Western Europe.

All of our computer products are manufactured to our specifications by third party companies, principally in Asia, and are stored, shipped and distributed from facilities which are shared with our regional Office Products groups. Our Computer Products are sold primarily to consumer electronic retailers, information technology value added resellers/IT VARs, original equipment manufacturers/OEMs and office products retailers.

Commercial — Industrial and Print Finishing Group

The Industrial and Print Finishing Group (“IPFG”) targets book publishers, “print-for-pay” and other finishing customers who use our professional grade finishing equipment and supplies. The Industrial and Print Finishing Group’s primary products include thermal and pressure-sensitive laminating films, mid-range and commercial high-speed laminators, large-format digital print laminators and other automated finishing products. IPFG’s products and services are sold worldwide through direct and dealer channels.

Other Commercial

Other Commercial consists of a grouping of our various Document Finishing businesses located in dispersed geographic markets and our Day-Timers business. The results of these companies are not individually significant to the consolidated results of ACCO Brands.

Our Document Finishing businesses sell binding and punching equipment, binding supplies, custom and stock binders and folders, and also provide maintenance and repair services. The Document Finishing products and services are primarily sold direct to high volume commercial end users, commercial reprographic centers and education markets in North America, Australia and Europe.

Our Day-Timers business includes U.S., Australia, New Zealand and U.K. operating companies which sell personal organization tools and products regionally, primarily utilizing their own manufacturing, customer service and distribution structures. Approximately two-thirds of the Day-Timers business is through the direct channel, which markets product through periodic sales catalogs and ships product directly to our end user customer. The remainder of the business sells to large resellers and commercial dealers.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Financial information by reportable segment is set forth below:

Net sales by business segment are as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 25,	June 30,	June 25,
	2006	2005	2006	2005
	(In millions of dollars)

Office Products Group	$308.2	$215.0	$619.3	$431.3
Computer Products Group	51.2	49.1	103.1	93.4
Commercial-IPFG	47.9	—	97.5	—
Other Commercial	55.3	11.6	111.3	25.8

Net sales	$462.6	$275.7	$931.2	$550.5

Operating income (loss) by business segment is as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 25,	June 30,	June 25,
	2006	2005	2006	2005
	(In millions of dollars)

Office Products Group	$(4.7)	$13.5	$1.3	$33.1
Computer Products Group	6.5	12.1	14.8	21.0
Commercial-IPFG	4.9	—	9.7	—
Other Commercial	1.8	(0.3)	5.9	(0.1)

Sub-total	8.5	25.3	31.7	54.0
Corporate	(8.6)	(2.6)	(18.1)	(5.2)

Operating income (loss)	(0.1)	22.7	13.6	48.8
Interest expense	15.3	1.9	30.7	3.9
Other expense (income)	(0.2)	0.6	(1.7)	2.0

Income (loss) before taxes, minority interest and change in accounting principle	$(15.2)	$20.2	$(15.4)	$42.9

Operating income as presented in the segment table above is defined as i) net sales, ii) less cost of products sold, iii) less advertising, selling, general and administrative expenses, iv) less amortization of intangibles, and v) less restructuring charges.

11.	Earnings per Share

The distribution and merger discussed in Note 1, Basis of Presentation, significantly impacted the capital structure of the Company. ACCO Brands’ Certificate of Incorporation provides for 200 million authorized shares of Common Stock with a par value of $0.01 per share. Approximately 35.0 million shares of the Company’s common stock were issued to shareholders of Fortune and a minority shareholder of the Company in connection with the spin-off. In connection with the Merger, approximately 17.1 million additional shares were issued to GBC’s shareholders and employees in exchange for their GBC common and Class B common shares and restricted stock units that converted into the right to receive the Company’s common stock upon consummation of the Merger. Total outstanding shares as of June 30, 2006 were 53.5 million. These amounts, as well as the dilutive impact of ACCO Brands stock options on the date of the spin-off have been used in the basic and dilutive earnings per common share calculation below for all periods prior to the spin-off.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The calculation of basic earnings per common share is based on the weighted average number of common shares outstanding in the year, or period, over which they were outstanding. The Company’s diluted earnings per common share assume that any common shares outstanding were increased by shares that would be issued upon exercise of those stock options for which the average market price for the period exceeds the exercise price; less, the shares which could have been purchased by the Company with the related proceeds including compensation expense measured but not yet recognized, net of tax.

	Three Months Ended		Six Months Ended
	June 30,	June 25,	June 30,	June 25,
	2006	2005	2006	2005
	(In millions)

Weighted average number of common shares outstanding — basic	53.4	35.0	53.2	35.0
Employee stock options(1)	—	0.5	—	0.5

Adjusted weighted-average shares and assumed conversions — diluted	53.4	35.5	53.2	35.5

(1)	The company has dilutive shares related to stock options and restricted stock units that were granted under the Company’s stock compensation plans. As the company had a net loss at June 30, 2006, potentially dilutive shares (an additional 1.0 million shares) were not included in the 2006 diluted earnings calculation as they would have been anti-dilutive.

12.  Commitments and Contingencies

Pending Litigation

The Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

Environmental

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company’s subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account any estimated recoveries from third parties, will not have a material adverse effect upon the results of operation, cash flows or financial condition of the Company.

13.  Comprehensive Income (Loss)

Comprehensive income is defined as net income and other changes in stockholders’ equity from transactions and other events from sources other than stockholders, including currency translation gains and losses. Total comprehensive income (loss) recognized during the three months ended June 30, 2006 and June 25, 2005 was $(13.9) million and $4.5 million, respectively, and during the six months ended June 30, 2006 and June 25, 2005 was $(19.8) million and $16.8 million, respectively.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

14.  Income Taxes

During the three months ended June 30, 2006, the Company recorded an income tax benefit of $5.4 million for an effective tax benefit rate of 35.5%. Tax expense for the three months ended June 25, 2005 was $6.0 million, an effective tax rate of 29.7%. Included in the second quarter of 2006 was a reduction in tax expense on non-US income resulting from the Tax Increase Prevention and Reconciliation Act of 2005 signed into law in May 2006.

The tax benefit recorded during the six month period ended June 30, 2006 was $5.6 million. The Company reported a year to date effective tax benefit rate of 36.4%. For the six month period ended June 25, 2005, the Company recorded income tax expense of $17.4 million, including $2.6 million related to foreign earnings no longer considered permanently reinvested. Of this charge, $1.2 million was associated with foreign earnings repatriation under the provisions of the American Jobs Creation Act of 2004. As a result, the effective tax rate was 40.6%.

15.	Condensed Consolidated Financial Information

Following the Distribution and Merger the Company’s 100% owned domestic subsidiaries were required to jointly and severally, fully and unconditionally guarantee the notes issued in connection with the merger with GBC. Rather than filing separate financial statements for each guarantor subsidiary with the Securities and Exchange Commission, the Company has elected to present the following consolidating financial statements which detail the results of operations for the three and six months ended June 30, 2006 and June 25, 2005, cash flows for the six months ended June 30, 2006 and June 25, 2005 and financial position as of June 30, 2006 and December 31, 2005 of the Company and its guarantor and non-guarantor subsidiaries (in each case carrying investments under the equity method), and the eliminations necessary to arrive at the reported consolidated financial statements of the Company.

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheets
(Unaudited)

	June 30, 2006
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Assets
Current assets
Cash and cash equivalents	$4.9	$8.3	$28.0	$—	$41.2
Accounts receivable, net	—	208.7	194.4	—	403.1
Inventory, net	—	158.0	145.0	—	303.0
Receivables from affiliates	308.2	36.2	10.7	(355.1)	—
Deferred income taxes	9.5	24.5	7.8	—	41.8
Other current assets	3.0	23.0	24.1	—	50.1

Total current assets	325.6	458.7	410.0	(355.1)	839.2
Property, plant and equipment, net	0.2	98.9	130.1	—	229.2
Deferred income taxes	0.8	(1.0)	8.0	—	7.8
Goodwill	—	269.8	173.4	—	443.2
Identifiable intangibles, net	70.3	106.3	60.5	—	237.1
Prepaid pension	—	27.4	56.6	—	84.0
Other assets	20.5	10.3	19.7	—	50.5
Investment in, long term receivable from, affiliates	918.1	874.1	236.5	(2,028.7)	—

Total assets	$1,335.5	$1,844.5	$1,094.8	$(2,383.8)	$1,891.0

Liabilities and Stockholders’ Equity
Current liabilities
Notes payable to banks	$—	$—	$5.2	$—	$5.2
Current portion of long term debt	2.0	—	9.0	—	11.0
Accounts payable	—	101.2	84.2	—	185.4
Accrued customer program liabilities	—	69.3	45.7	—	115.0
Other current liabilities	9.4	88.0	71.4	—	168.8
Payables to affiliates	6.7	690.3	251.7	(948.7)	—

Total current liabilities	18.1	948.8	467.2	(948.7)	485.4
Long term debt	688.0	—	168.9	—	856.9
Long-term notes payable to affiliates	188.5	132.1	3.3	(323.9)	—
Deferred income taxes	20.8	8.5	45.0	—	74.3
Postretirement and other liabilities	16.1	20.5	33.8	—	70.4

Total liabilities	931.5	1,109.9	718.2	(1,272.6)	1,487.0
Stockholders’ equity
Common stock	0.5	600.9	23.4	(624.3)	0.5
Treasury stock, at cost	(1.1)	—	—	—	(1.1)
Paid-in capital	1,360.6	611.2	276.5	(887.7)	1,360.6
Accumulated other comprehensive income (loss)	1.1	(1.3)	12.1	(10.8)	1.1
Accumulated (deficit) retained earnings	(957.1)	(476.2)	64.6	411.6	(957.1)

Total stockholders’ equity	404.0	734.6	376.6	(1,111.2)	404.0

Total liabilities and stockholders’ equity	$1,335.5	$1,844.5	$1,094.8	$(2,383.8)	$1,891.0

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheets

	December 31, 2005
	Parent	Guarantors	Non-Grantors	Eliminations	Consolidated
	(In millions of dollars)

Assets
Current assets
Cash and cash equivalents	$17.9	$24.2	$49.0	$—	$91.1
Accounts receivable, net	—	235.6	203.3	—	438.9
Inventory, net	—	150.1	118.1	—	268.2
Receivables from affiliates	321.5	28.8	45.6	(395.9)	—
Deferred income taxes	5.1	25.7	6.7	—	37.5
Other current assets	1.3	9.8	14.2	—	25.3

Total current assets	345.8	474.2	436.9	(395.9)	861.0
Property, plant and equipment, net	0.2	110.0	129.6	—	239.8
Deferred income taxes	(2.9)	13.5	6.8	—	17.4
Goodwill	433.8	—	—	—	433.8
Identifiable intangibles, net	70.3	104.3	66.0	—	240.6
Prepaid pension	—	29.3	52.6	—	81.9
Other assets	21.9	10.5	22.6	—	55.0
Investment in, long term receivable from, affiliates	522.3	982.4	190.3	(1,695.0)	—

Total assets	$1,391.4	$1,724.2	$904.8	$(2,090.9)	$1,929.5

Liabilities and Stockholders’ Equity
Current liabilities
Notes payable to banks	$—	$—	$7.0	$—	$7.0
Current portion long term debt	4.0	—	19.1	—	23.1
Accounts payable	—	80.6	69.5	—	150.1
Accrued customer program liabilities	—	77.5	45.4	—	122.9
Accrued compensation and other liabilities	10.1	77.6	62.2	—	149.9
Payables to affiliates	8.4	716.0	66.8	(791.2)	—

Total current liabilities	22.5	951.7	270.0	(791.2)	453.0
Long term debt	745.0	—	166.8	—	911.8
Long term notes payable to affiliates	188.5	—	30.7	(219.2)	—
Deferred income taxes	24.5	25.8	43.8	—	94.1
Postretirement and other liabilities	2.6	24.3	35.4	—	62.3

Total liabilities	983.1	1,001.8	546.7	(1,010.4)	1,521.2
Stockholders’ equity
Common stock	0.5	600.9	23.4	(624.3)	0.5
Treasury stock, at cost	(1.1)	—	—	—	(1.1)
Paid-in capital	1,350.3	640.1	277.1	(917.2)	1,350.3
Unearned compensation	(5.2)	—	—	—	(5.2)
Accumulated other comprehensive income (loss)	11.0	(11.2)	9.2	2.0	11.0
Accumulated deficit (retained earnings)	(947.2)	(507.4)	48.4	459.0	(947.2)

Total stockholders’ equity	408.3	722.4	358.1	(1,080.5)	408.3

Total liabilities and stockholders’ equity	$1,391.4	$1,724.2	$904.8	$(2,090.9)	$1,929.5

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Condensed Consolidating Income Statements
(Unaudited)

	Three Months Ended June 30, 2006
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Unaffiliated sales	$—	$254.9	$207.7	$—	$462.6
Affiliated sales	—	18.1	18.5	(36.6)	—

Net sales	—	273.0	226.2	(36.6)	462.6
Cost of products sold	—	215.4	157.8	(36.6)	336.6
Advertising, selling, general and administrative expenses	11.1	53.0	45.5	—	109.6
Amortization of intangibles	—	2.2	1.3	—	3.5
Restructuring charges	—	3.1	9.9	—	13.0

Operating income (loss)	(11.1)	(0.7)	11.7	—	(0.1)
Interest (income) expense from affiliates	(0.4)	(0.6)	1.0	—	—
Interest (income) expense	12.4	(0.4)	3.0	0.3	15.3
Other (income) expense, net	0.7	(6.3)	5.7	(0.3)	(0.2)

Income (loss) before taxes, minority interest and earnings (losses) of wholly owned subsidiaries	(23.8)	6.6	2.0	—	(15.2)
Income taxes	(5.6)	0.9	(0.7)	—	(5.4)
Minority interest, net of tax	—	—	—	—	—

Income (loss) before earnings (losses) of wholly owned subsidiaries	(18.2)	5.7	2.7	—	(9.8)
Earnings (losses) of wholly owned subsidiaries	8.4	4.7	—	(13.1)	—

Net income (loss)	$(9.8)	$10.4	$2.7	$(13.1)	$(9.8)

	Three Months Ended June 25, 2005
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Unaffiliated sales	$—	$140.6	$135.1	$—	$275.7
Affiliated sales	—	4.7	4.7	(9.4)	—

Net sales	—	145.3	139.8	(9.4)	275.7
Cost of products sold	—	110.6	94.8	(9.4)	196.0
Advertising, selling, general and administrative expenses	3.0	28.5	25.1	—	56.6
Amortization of intangibles	0.1	—	0.3	—	0.4
Restructuring charges	—	—	—	—	—

Operating income (loss)	(3.1)	6.2	19.6	—	22.7
Interest (income) expense from affiliates	(5.4)	5.4	—	—	—
Interest (income) expense, including allocation from Parent	2.7	(0.3)	(0.5)	—	1.9
Other (income) expense, net	(1.0)	0.7	0.8	—	0.5

Income (loss) before taxes, minority interest and earnings (losses) of wholly owned subsidiaries	0.6	0.4	19.3	—	20.3
Income taxes	0.4	0.7	5.0	—	6.1
Minority interest, net of tax	—	—	—	—	—

Income (loss) before earnings (losses) of wholly owned subsidiaries	0.2	(0.3)	14.3	—	14.2
Earnings (losses) of wholly owned subsidiaries	14.0	0.6	—	(14.6)	—

Net income (loss)	$14.2	$0.3	$14.3	$(14.6)	$14.2

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Condensed Consolidating Income Statements
(Unaudited)

	Six Months Ended June 30, 2006
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Unaffiliated sales	$—	$501.1	$430.1	$—	$931.2
Affiliated sales	—	34.9	31.7	(66.6)	—

Net sales	—	536.0	461.8	(66.6)	931.2
Cost of products sold	—	414.7	326.6	(66.6)	674.7
Advertising, selling, general and administrative expenses	22.9	104.8	89.4	—	217.1
Amortization of intangibles	—	3.5	2.5	—	6.0
Restructuring charges	0.1	5.5	14.2	—	19.8

Operating income (loss)	(23.0)	7.5	29.1	—	13.6
Interest (income) expense from affiliates	(0.7)	(0.6)	1.3	—	—
Interest (income) expense, including allocation from Parent	25.3	(0.3)	5.7	—	30.7
Other (income) expense, net	(0.6)	(6.0)	4.9	—	(1.7)

Income before taxes, cumulative effect of change in accounting principle and earnings (losses) of wholly owned subsidiaries	(47.0)	14.4	17.2	—	(15.4)
Income taxes	(9.6)	(0.3)	4.3	—	(5.6)
Minority Interest	—	—	0.1	—	0.1

Income (loss) before change in accounting principle and earnings (losses) of wholly owned subsidiaries	(37.4)	14.7	12.8	—	(9.9)
Change in accounting principle, net of tax	—	—	—	—	—

Income (loss) before earnings (losses) of wholly owned subsidiaries	(37.4)	14.7	12.8	—	(9.9)
Earnings (losses) of wholly owned subsidiaries	27.5	9.8	—	(37.3)	—

Net income (loss)	$(9.9)	$24.5	$12.8	$(37.3)	$(9.9)

	Six Months Ended June 25, 2005
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In millions of dollars)

Unaffiliated sales	$—	$277.4	$273.1	$—	$550.5
Affiliated sales	—	7.8	11.1	(18.9)	—

Net sales	—	285.2	284.2	(18.9)	550.5
Cost of products sold	—	214.4	192.3	(18.9)	387.8
Advertising, selling, general and administrative expenses	5.1	57.0	50.8	—	112.9
Amortization of intangibles	0.1	—	0.9	—	1.0

Operating income (loss)	(5.2)	13.8	40.2	—	48.8
Interest (income) expense from affiliates	(10.4)	10.4	—	—	—
Interest (income) expense, including allocation from Parent	5.6	(0.4)	(1.3)	—	3.9
Other (income) expense, net	(5.9)	0.6	7.2	—	1.9

Income before taxes, cumulative effect of change in accounting principle and earnings (losses) of wholly owned subsidiaries	5.5	3.2	34.3	—	43.0
Income taxes	2.3	2.1	13.1	—	17.5

Income (loss) before change in accounting principle and earnings (losses) of wholly owned subsidiaries	3.2	1.1	21.2	—	25.5
Change in accounting principle, net of tax	—	—	3.3	—	3.3

Income (loss) before earnings (losses) of wholly owned subsidiaries	3.2	1.1	24.5	—	28.8
Earnings (losses) of wholly owned subsidiaries	25.6	1.7	—	(27.3)	—

Net income (loss)	$28.8	$2.8	$24.5	$(27.3)	$28.8

ACCO Brands Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flows
(Unaudited)

	Six Months Ended June 30, 2006
	Parent	Guarantors	Non-Guarantors	Consolidated
	(In millions of dollars)

Net cash provided by (used by) operating activities:	$(36.7)	$41.1	$26.1	$30.5

Investing activities:
Additions to property, plant and equipment	—	(6.6)	(5.5)	(12.1)
Proceeds from the sale of property, plant and equipment	—	0.4	0.4	0.8
Other investing activities	—	—	1.3	1.3

Net cash used by investing activities	—	(6.2)	(3.8)	(10.0)
Financing activities:
Intercompany financing	73.7	(50.8)	(22.9)	—
Repayments on long-term debt	(59.0)	—	(20.7)	(79.7)
Repayments on short-term debt	—	—	(1.9)	(1.9)
Proceeds from the exercise of stock options	9.1	—	—	9.1
Other financing activities	(0.1)	—	—	(0.1)

Net cash provided by (used by) financing activities	23.7	(50.8)	(45.5)	(72.6)
Effect of foreign exchange rate changes on cash	—	—	2.2	2.2
Net decrease in cash and cash equivalents	(13.0)	(15.9)	(21.0)	(49.9)
Cash and cash equivalents at the beginning of the period	17.9	24.2	49.0	91.1

Cash and cash equivalents at the end of the period	$4.9	$8.3	$28.0	$41.2

Condensed Consolidating Statement of Cash Flows
(Unaudited)

	Six Months Ended June 25, 2005
	Parent	Guarantors	Non-Guarantors	Consolidated
	(In millions of dollars)

Net cash provided by (used by) operating activities:	$(2.7)	$(26.9)	$28.2	$(1.4)

Investing activities:
Additions to property, plant and equipment	—	(5.2)	(8.1)	(13.3)
Other investing activities	(0.4)	—	0.2	(0.2)

Net cash used by investing activities	(0.4)	(5.2)	(7.9)	(13.5)
Financing activities:
Decrease in parent company investment	(39.9)	—	—	(39.9)
Intercompany financing	(73.8)	38.3	35.5	—
Net dividends	117.8	0.5	(118.3)	—
Proceeds from borrowings of short-term debt	—	—	0.9	0.9

Net cash provided by (used by) financing activities	4.1	38.8	(81.9)	(39.0)
Effect of foreign exchange rate changes on cash	—	—	(3.6)	(3.6)
Net increase (decrease) in cash and cash equivalents	1.0	6.7	(65.2)	(57.5)
Cash and cash equivalents at the beginning of the period	—	(13.4)	93.2	79.8

Cash and cash equivalents at the end of the period	$1.0	$(6.7)	$28.0	$22.3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	9,003
Legal fees and expenses	250,000
Accounting fees and expenses	60,000
Printing and related expenses	18,000
Transfer agent fees and expenses	2,500
Miscellaneous expenses	$35,457

Total	$375,000

Item 15.	Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the restated certificate of incorporation and amended bylaws of ACCO Brands Corporation.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify any person in connection with a proceeding by or in the right of the corporation to procure judgment in its favor against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense or settlement of such action, except that indemnification shall not be made in respect thereof if such person shall have been adjudged to be liable to the corporation unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that despite such adjudication such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation may pay for the expenses, including attorneys’ fees, incurred by a director or officer in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

The amended bylaws of ACCO Brands provide that it will indemnify any director or officer who is made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of ACCO Brands, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of ACCO Brands, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. Such indemnification shall also apply in cases where the director or officer is a party to an action or suit by or in the right of ACCO Brands unless such person has been judged liable to ACCO Brands, provided that indemnification will still apply if the Court of Chancery of Delaware or the court in which the action or suit was brought determines that the director or officer is fairly entitled to indemnity for all expenses that the court shall deem proper. In cases where the director or officer is successful in defending one or more but not all claims brought against such person, ACCO Brands shall indemnify the director or officer against all expenses actually and reasonably incurred by or on behalf of such person in connection with each claim, issue or matter that is successfully resolved (for purposes of this provision, successful defense of a claim shall mean the termination of any claim, with or without prejudice).

The indemnification of directors and officers shall also extend to instances where the director or officer is not a party to the action but a witness involved in a suit, action or proceeding. The determination of conduct required for indemnification to operate under the amended bylaws shall be made in cases when (a) a change of control has not occurred, (i) by the board of directors by a majority vote of the disinterested directors even though less than a quorum, or (ii) if there are no disinterested directors or, even if there are disinterested directors, a majority of such disinterested directors so directs by (x) independent counsel in a written opinion to the board of directors, or (y) the stockholders of ACCO Brands, or (b) if a change of control shall have occurred, by the independent counsel selected by the claimant in a written opinion to the board of directors, unless the claimant requests that such determination be made by the board of directors in which case it shall be made as in clause (a) of this sentence. Expenses incurred in the determination of entitlement to indemnification are also indemnified. If a change of control has not occurred or if it shall have occurred and the claimant requests that the determination be made by the board of directors, the claimant will be presumed to be entitled to indemnification if (a)(i) within fifteen days after the next regularly scheduled meeting of the board of directors following receipt of the request the board shall not have resolved by majority vote of the disinterested directors to submit the determination to an independent counsel or the stockholders for their determination at the next annual meeting, or any special meeting held earlier and (ii) within sixty days after receipt by ACCO Brands of the request (or if in good faith the board of directors determines that additional time is required by it for the determination and, prior to the end of the sixty day period, notifies the claimant) the board shall not have made the determination by a majority vote of the disinterested directors, or (b) after a resolution of the Board of Directors, timely made pursuant to clause (a)(i)(y) above, to submit the determination to the stockholders, the stockholders meeting at which the determination is to be made shall not have been held on or before the date prescribed (or on or before a later date, not to exceed sixty days beyond the original date, to which such meeting may have been postponed or adjourned on good cause by the board of directors acting in good faith) provided, however, that this sentence shall not apply if the claimant has misstated or omitted to state a material fact in connection with his or her request for indemnification. Such presumed determination that a claimant is entitled to indemnification shall be deemed to have been made (I) at the end of the sixty day or ninety day period referred to in clause (a)(ii) of the immediately preceding sentence or (II) if the board of directors has resolved on a timely basis to submit the determination to the stockholders, on the last date within the period prescribed by law for holding such stockholders meeting. The indemnification and expenses provided shall continue as to any director or officer after their term or employment as a director or officer and shall inure to the benefit of the heirs of such person.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. ACCO Brands’ restated certificate of incorporation provides that no director of ACCO Brands shall be liable to ACCO Brands or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to ACCO Brands or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

The DGCL permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by such persons in such capacity, whether or not the corporation would have the power to indemnify such person against such liability. ACCO Brands’ amended bylaws permit it to purchase and maintain insurance on behalf of its directors, officers and certain other parties against any liability asserted against and incurred by such person in such capacity, whether or not ACCO Brands has the power to indemnify such person against such liability.

ACCO Brands maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the directors and officers thereof, covering certain liabilities which may arise as a result of the actions of such directors and officers.

Item 16.	Exhibits.

The following is a list of all exhibits filed as part of this Registration Statement, including those incorporated by reference.

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
4.1	Restated Certificate of Incorporation of ACCO Brands Corporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed August 17, 2005 (File No. 001-08454)).
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed August 17, 2005).
4.3	Bylaws of ACCO Brands Corporation (incorporated by reference to Exhibit 3.3 to our amended Current Report on Form 8-K, filed September 21, 2005 (File No. 001-08454)).
4.4	Rights Agreement, dated as of August 16, 2005, between ACCO Brands Corporation and Wells Fargo Bank, National Association, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed August 17, 2005 (File No. 0001-08454)).
5.1	Opinion of Vedder, Price, Kaufman & Kammholz, P.C.
23.1	Consent of Vedder, Price, Kaufman & Kammholz, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney.†

*	To be filed as an exhibit to a Current Report on Form 8-K or by post-effective amendment.

†	Included on signature page.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant also hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincolnshire, State of Illinois, on this 14th day of September, 2006.

ACCO BRANDS CORPORATION
(Registrant)

By:	/s/ Neal V. Fenwick
Name: Neal V. Fenwick

Title:	Executive Vice President and Chief
Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David D. Campbell, Neal V. Fenwick and Steven Rubin, and each or either of them, his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and any related registration statement and its amendments filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ David D. Campbell David D. Campbell	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	September 14, 2006

/s/ Neal V. Fenwick Neal V. Fenwick	Executive Vice President and Chief Financial Officer (principal financial officer)	September 14, 2006

/s/ Thomas P. O’Neill, Jr. Thomas P. O’Neill, Jr.	Vice President, Finance and Accounting (principal accounting officer)	September 14, 2006

/s/ George V. Bayly George V. Bayly	Director	September 14, 2006

/s/ Patricia O. Ewers Dr. Patricia O. Ewers	Director	September 14, 2006

/s/ G. Thomas Hargrove G. Thomas Hargrove	Director	September 14, 2006

Name	Title	Date

/s/ Robert J. Keller Robert J. Keller	Director	September 14, 2006

/s/ Pierre E. Leroy Pierre E. Leroy	Director	September 14, 2006

/s/ Gordon R. Lohman Gordon R. Lohman	Director	September 14, 2006

/s/ Forrest M. Schneider Forrest M. Schneider	Director	September 14, 2006

Norman H. Wesley	Director

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
4.1	Restated Certificate of Incorporation of ACCO Brands Corporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed August 17, 2005 (File No. 001-08454)).
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed August 17, 2005).
4.3	Bylaws of ACCO Brands Corporation (incorporated by reference to Exhibit 3.3 to our amended Current Report on Form 8-K, filed September 21, 2005 (File No. 001-08454)).
4.4	Rights Agreement, dated as of August 16, 2005, between ACCO Brands Corporation and Wells Fargo Bank, National Association, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed August 17, 2005 (File No. 0001-08454)).
5.1	Opinion of Vedder, Price, Kaufman & Kammholz, P.C.
23.1	Consent of Vedder, Price, Kaufman & Kammholz, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney.†

*	To be filed as an exhibit to a Current Report on Form 8-K or by post-effective amendment.

†	Included on signature page.